UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
AT MEMPHIS

_____

MICHAEL S. STARNES, MICHAEL	)	
S. STARNES CHARITABLE UNITRUST,	)	
LAURA MURCHISON, CANALE	)	No. 2:13-cv-02839-Mays
FUNERAL DIRECTORS, INC., and	)	
WARREN CANALE,	)	JURY DEMAND
	)	
Plaintiffs,	)	
	)	
v.	)	
	)	
REGIONS MORGAN KEEGAN SELECT	)	
HIGH INCOME FUND, INC.,	)	
RMK HIGH INCOME FUND, INC.,	)	
RMK STRATEGIC INCOME FUND,	)	
INC. RMK ADVANTAGE INCOME	)	
FUND, INC., RMK MULTI-SECTOR	)	
HIGH INCOME FUND, INC., REGIONS	)	
FINANCIAL CORPORATION,	)	
RFC FINANCIAL HOLDING, LLC	)	
REGIONS INVESTMENT	)	
MANAGEMENT, INC.	)	
	)	
Defendants.	)	

_____

FIRST AMENDED COMPLAINT

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TABLE OF CONTENTS

For Violations of Section 11 of the Securities Act
Against Select Funds, Inc., the Select High Fund, the Select
Intermediate Fund, the RHY Fund, and the Director Defendants

For Violations of Section 12(a)(2) of the Securities Act Against Select Funds
Inc., the Select High Fund, the Select Intermediate Fund, RHY Fund, and Kelsoe

For Violations of Section 15 of the Securities Act, Asserted Against MAM, Morgan
Anthony, Alderman, Anthony, Sullivan, Joseph Weller, RFC Holding, and RFC

For Violations of Section 10(b) of the Exchange Act and SEC Rule
10b-5 Asserted by Plaintiffs Against the RMA Fund, the RMH Fund,
the RSF Fund, the RHY Fund, Select Funds, Inc., the Select High Fund, the
Select Intermediate Fund, and Kelsoe, Anthony, Sullivan, and Joseph Weller

For Violations of Section 20(a) of the Exchange
Act Against Defendants RFC Holding, RFC, Allen
Morgan, Alderman, Anthony, Sullivan, and Joseph Weller

Against MAM for vicarious liability for Kelsoe's Violations
of Section 12 of the Securities Act And Of Section 10(b)
of the Exchange Act and SEC Rule 10b-5

I. PRELIMINARY STATEMENT

1.   The plaintiffs in this action lost money investing in five income funds that were operated, managed, directed and/or sold by defendants: the Regions Morgan Keegan Select High Income Fund (the "Select High Fund"), the Regions Morgan Keegan Select Intermediate Bond Fund (the "Select Intermediate Fund"), the RMK Advantage Income Fund (the "RMA Fund"), the RMK Strategic Income Fund (the "RSF Fund"); and the RMK Multi-Sector High Income Fund (the "RHY Fund")   (collectively, the "RMK Funds").

2.   The defendants engaged in unlawful conduct in connection with the sale of the RMK Funds to plaintiffs during the years 2002-2008 (the "Relevant Period"), ultimately resulting in catastrophic losses.

3.   Plaintiffs bring this action seeking to recover losses they sustained as a result of defendants' repeated violation of federal securities laws in connection with the sale of the RMK Funds.

4.   Plaintiffs' allegations are based upon personal knowledge as to themselves and their own acts, and upon information and belief as to all other matters. Plaintiffs' allegations concerning matters other than themselves and their own acts are based upon, among other things: (i) review and analysis of documents filed publicly by the RMK Funds with the SEC; (ii) review and analysis of press releases, news articles, and other public statements issued by or concerning the RMK Funds and other defendants named herein; (iii) review and analysis of research reports issued by financial analysts concerning the RMK Funds' securities and securities held in the RMK Funds' portfolios; (iv) other publicly available information and data concerning the RMK Funds, including information

concerning investigations and regulatory actions pursued by the SEC, the Alabama Securities Commission, the Kentucky Department of Financial Institutions, the Mississippi Secretary of State's Office, the South Carolina Office of the Attorney General, and the Financial Industry Regulatory Authority ("FINRA"); (vi) review of testimony of former employees of the defendants herein; (vii) review and analysis of news articles, media reports, and other publications; and (viii) review and analysis of pleadings filed in other pending litigations naming certain of the defendants herein as defendants or nominal defendants.

II. JURISDICTION AND VENUE

5.   The claims asserted herein arise under Sections 11, 12, and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77k, 77*l* and 77*o*, Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the SEC, 17 C.F.R. § 240.10b-5.

6.   This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1331 and 1337(a).

7.   Venue is proper in this District pursuant to Section 22 of the Securities Act, Section 27 of the Exchange Act, and 28 U.S.C. § 1391(b), (c) and (d). Many of the acts and omissions charged herein, including the preparation and dissemination to the public of materially false and misleading information, occurred in substantial part in this District.

8.   In connection with the acts and conduct alleged herein, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but

not limited to the United States mail, interstate telephone communications, and the facilities of national securities exchanges and markets.

III. THE PARTIES AND MATERIAL NON-PARTIES

A. Plaintiffs

9.   The plaintiffs, each of whom invested in one or more of the RMK Funds during 2002-2008 (the "Relevant Period") are:

(a)   Michael S. Starnes is a resident of Tennessee..

(b)   The Michael S. Starnes, Charitable Remainder Unitrust, was formed under the laws of the State of Tennessee.

(c)   Laura Murchison Starnes is a resident of Tennessee.

(d)   Warren Canale is a resident of Tennessee.

(e)   Canale Funeral Directors, Inc is a Tennessee corporation.

B. Defendants

10.   Defendant Regions Morgan Keegan Select Fund High Income, Inc. ("Select Funds, Inc.") was organized as a Maryland corporation on October 27, 1998 with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103.   The company was an open-end, management investment company registered under the Investment Company Act ("ICA") and offered three portfolios or "series" of common stock, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund ("Select Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("Select High Fund"). These funds issued redeemable common stock

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pursuant to the Company's Articles of Incorporation and the ICA § 5(a)(1), 15 U.S.C. § 80a-5(a)(1). The Select Intermediate and Select High Income Funds began operation on March 22, 1999.

11.   Defendant RMK High Income Fund, Inc. ("RMK High Income" or "RMH") was organized as a Maryland corporation on April 16, 2003, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK High Income was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK High Income commenced investment operations on June 24, 2003. During the Relevant Period, RMK High Income's shares actively traded on the NYSE under the ticker symbol "RMH."

12.   Defendant RMK Strategic Income Fund, Inc. ("RSF Fund") was organized as a Maryland corporation on March 18, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Strategic was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK Strategic commenced investment operations on March 18, 2004. During the Relevant Period, RMK Strategic's shares actively traded on the NYSE under the ticker symbol "RSF."

13.   Defendant RMK Advantage Income Fund, Inc. ("RMA Fund"), was organized as a Maryland corporation on September 7, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Advantage was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK Advantage commenced

investment operations on November 8, 2004. During the Relevant Period, RMK Advantage's shares actively traded on the NYSE under the ticker symbol "RMA"

14.   Defendant RMK Multi-Sector High Income Fund, Inc. (" "RHY Fund") was organized as a Maryland corporation on January 19, 2006, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Multi-Sector was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. During the Relevant Period, RMK Multi-Sector's shares actively traded on the NYSE under the ticker symbol "RHY."

15.   Defendant Regions Financial Corporation ("RFC"), a Delaware corporation, is a financial holding company that provides banking and other financial services through its subsidiaries. RFC is headquartered at 1900 Fifth Avenue North, Birmingham, Alabama 35203.   RFC is the ultimate parent corporation of Regions Investment Management, formerly known as, and the successor of, Morgan Asset Management, Inc. ("MAM") and also the former ultimate parent company of Morgan Keegan & Co., Inc., which served as underwriter of and provided other services to the RMK Funds. As corporate parent, RFC controlled a tight cluster of overlapping and interwoven enterprises that operated as a unified complex and treated the revenue generated by MAM and Morgan Keegan as its own. RFC aggressively used its name to facilitate the retail investment services offered under the "Regions Morgan Keegan" or "RMK" brand. For example, in public filings and statements, RFC stated:

(a) "R[FC] is also combining the investment management expertise of Morgan Keegan and Regions Trust into Morgan Asset Management. . . ."

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(b) "[RFC's] investment and securities brokerage, trust and asset management division, Morgan Keegan, Inc., provides services from over 400 offices."

(c) "As a Regions Morgan Keegan Trust client, you enjoy: . . . Investment Intellect: Your investments are professionally managed by [MAM], our nationally-recognized investment manager."

(d) "[RFC] provides . . . brokerage and trust services in over 400 offices of Morgan Keegan . . . Morgan Keegan's lines of business include . . . trust and asset management."

(e) "[RFC's] primary source of brokerage, investment banking, and trust revenue is its subsidiary, Morgan Keegan. Morgan Keegan's revenues are predominantly recorded in the brokerage and investment banking and trust department income lines. . . ."

16.   RFC Financial Holding, LLC ("RFC Holding"), formerly known as, and the successor to MK Holding, Inc., is a wholly owned subsidiary of RFC and was during 2004-2008 ("the Relevant Period"), the parent company of Morgan Asset Management, Inc. (" MAM"), now known as Regions Investment Management, Inc.

17.   Defendant Regions Investment Management, Inc. was formerly known as and is the successor to Morgan Asset Management, Inc. and will be referred to herein as "MAM." During the Relevant Period, MAM was wholly owned by RFC Holding, Inc and indirectly owned by RFC. MAM was a Tennessee corporation and a federally registered investment advisor with the SEC, and was the RMK Funds' Investment Advisor during the Relevant Period (2002-2008) and had its principal office in Memphis, Tennessee. MAM served as the RMK Funds' investment advisor and manager under advisory agreements with the Funds. The Advisory agreements provided that MAM was to manage the investments and other affairs of the RMK Funds. MAM was responsible for managing the

9

RMK Funds' portfolios and for making purchases and sales of portfolio securities consistent with the Funds' respective investment objectives, policies and limitations described in the Funds' Prospectuses and Statements of Additional Information. MAM described itself in press releases as "the investment advisory arm of Regions Financial Corporation."

C. Material Non-Parties

18.   James C. Kelsoe, Jr., CFA, a resident of Tennessee, was during the Relevant Period the Senior Portfolio Manager of the RMK Funds and of MAM. In addition to Kelsoe's duties regarding management of the Funds and selection of investments, Kelsoe was responsible for reviewing information regarding holdings of the Funds to be included in marketing materials and filings with the SEC. Kelsoe also was responsible for supervising his staff's involvement with these processes, as well as their interaction with third parties. Kelsoe had the most knowledge at MAM about the nature of the holdings of the Funds, including the types of securities being purchased or sold for the Funds, the risks associated with the holdings, and the correlation of the holdings among the Funds. Kelsoe and his staff provided information for the preparation of regulatory filings, marketing materials, reports, and communications about the Funds. Kelsoe contributed to and delivered commentaries for the Funds and management discussions of Fund performance. The SEC filings for the Funds, for which Kelsoe and his staff furnished information regarding holdings of each of the Funds, were provided to Kelsoe for his review prior to filing. Kelsoe was also employed by Morgan Keegan, and was registered with the Financial Industry Regulatory Authority ("FINRA"), as a representative of Morgan Keegan. Kelsoe signed the letters to shareholders in Select Funds, Inc.'s annual

and semi-annual reports to shareholders, including the "management discussion of fund performance" or "management discussion and analysis" for each Fund, for June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, June 30, 2006, December 31, 2006, June 30, 2007, and December 31, 2007. Also, Kelsoe signed RMH's Form N-CSRS Certified Semi- Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006. In addition, Kelsoe promoted the RMK Funds in numerous meetings with Morgan Keegan clients and other prospective investors.

19.   Allen B. Morgan, Jr., was, during 2002-2007 a Director and Chairman of Select Funds, Inc. and is a resident of Tennessee. He also served as a Director and Vice-Chairman of Regions, a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director and Chief Executive Officer of Morgan Keegan. He signed the Select Funds Form N-1A registration statements, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements and which incorporated by reference Select

Funds, Inc.'s annual report to shareholders. As a director of Select Funds, Inc., Morgan reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

20.   J. Kenneth Alderman was during the Relevant Period a Director of the RMK Funds and is a resident of Alabama. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of MAM. He has been Executive Vice President of Regions. He is a Certified Public Accountant and he holds the Chartered Financial Analyst designation. He signed Select Funds, Inc.'s registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Alderman reviewed or was responsible for reviewing its registration statement and all amendments thereto and the annual, semi-annual and quarterly reports to shareholders. Alderman also signed the RHY Offering Materials.

21. Jack R. Blair was, from 2005 until December 31, 2007, a Director of Select Funds, Inc. and is a resident of Tennessee. He signed Select Funds, Inc. registration statement, or amendments thereto, dated August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements, As a director of Select Funds, Inc., Blair reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to share- holders.

22.   Albert C. Johnson was from 2005 through the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. He has been an independent financial consultant and has served as a director or chief financial officer of other companies. He also was with Arthur Andersen LLP. He signed Select Funds, Inc. registration statement, or amendments thereto, dated August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Johnson reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

23.   William Jefferies Mann was a Director of Select Funds, Inc. from 1999 until at least August 2005 and is a resident of Tennessee. He has been Chairman and President of Mann Investments, Inc., a real estate and private investing business. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004 and September 1, 2005, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements.   As a director of Select Funds, Inc., Mann reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

24.   James Stillman R. McFadden was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Tennessee. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from the Company/Funds' audited annual financial statements. As a

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director of Select Funds, Inc., McFadden reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

25.   W. Randall Pittman was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, he held various positions with AmSouth Bancorporation (a bank holding company since acquired by Regions), including Executive Vice President and Controller. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Pittman reviewed or was responsible for reviewing its registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

26.   Mary S. Stone was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. She has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. She is also a former member of Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant. She signed the Company/Funds registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30,

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2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Stone reviewed or was responsible for reviewing Select Funds, Inc.'s registration statements and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

27.   Archie W. Willis, III, was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Tennessee. He was a First Vice President of Morgan Keegan from 1991 to 1999. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Willis reviewed or was responsible for reviewing its registration statement and all amendments thereto and its annual, semi-annual and quarterly reports to shareholders.

28.   In its annual reports to shareholders during all relevant times herein, Select Funds, Inc. held out Johnson, McFadden, Pittman and Stone as members of the company's Audit Committee and as "financial experts." The company stated in its 2004 and 2005 annual reports to the Funds' shareholders: "The Fund's Board of Directors (the "Board") has determined that James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR." In the 2006 annual report to the Funds' shareholders, the company added Albert C. Johnson to the others as "financial experts."

29.   Carter E. Anthony was President of the Funds from 2003 until at least August 2006 and is a resident of Alabama. From 2002 to 2006, he was President and Chief Investment Officer of MAM. From 2000 to 2002, he served as Executive Vice President and Director of Capital Management Group, Regions Financial Corporation. From 1989 to 2000, he was Vice President-Trust Investments, National Bank of Commerce. He signed Select Funds, Inc. registration statements, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006 and October 30, 2006. He signed the letter to Select Funds, Inc.'s shareholders included in its annual and semi-annual reports for June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, and June 30, 2006. He signed Select Funds, Inc.'s Forms N-CSR annual, N- CSRS semi-annual, and N-Q quarterly reports for June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, May 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006. Anthony also signed each of the Closed End Funds' Offering Materials RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N- CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and

December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006; and RHY's Form N-Q Quarterly Statements of Portfolio Holdings dated August 29, 2006.

30.   Brian B. Sullivan was from August 2006 to 2008, President of the Funds and President and Chief Investment Officer of MAM and is a resident of Alabama. He also served as President of AmSouth Asset Management, Inc., which merged into MAM. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982, until 1996, Mr. Sullivan served in various capacities, including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 29, 2007. He signed the letter to Select Funds, Inc.'s shareholders included in the Company/Funds' annual and semi-annual reports for December 31, 2006, June 30, 2007, December 31, 2007. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N-Q quarterly reports for September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007. He also signed the Closed End Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3,

2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

31.   Joseph C. Weller was from 1999 to at least October 2006 Vice President, Treasurer and Chief Financial Officer of the Select Funds, Inc., and is a resident of Tennessee. He has held positions as Executive Vice President and Chief Financial Officer, Treasurer and Secretary, and Executive Managing Director of Morgan Keegan. He also served as a Director of MAM from 1993 through the Relevant Period. He signed Select Funds, Inc.'s Form N-1A registration statement, or amendments thereto, dated September 1, 2005, October 28, 2004, October 31, 2005, August 31, 2006, and October 30, 2006. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N-Q quarterly reports for June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, May 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006.

32. J. Thompson Weller, the son of Joseph C. Weller, was from 2006 through the Relevant Period, Treasurer, Assistant Secretary, and Chief Financial Officer of the Funds and is a resident of Tennessee. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan. He was with Arthur Andersen & Co. and Andersen Consulting before joining Morgan Keegan. He signed Select Funds, Inc.'s registration statement, or amendments thereto, dated October 29, 2007. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N- Q quarterly reports for September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007. Weller also signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December

7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RSF's Forms N- CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006, March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2 Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

33.   Charles D. Maxwell was during all relevant times herein Secretary and Assistant Treasurer of Select Funds, Inc. and is a resident of Tennessee. He also had been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of MAM. He was with the accounting firm of Ernst & Young LLP before joining Morgan Keegan. Maxwell had principal or primary responsibility for

supervising the preparation of Select Funds, Inc.'s registration statement and amendments thereto and all other filings with the SEC.

34.   David M. George was until 2006 the Chief Compliance Officer of Select Funds, Inc. and is a resident of Tennessee. He was also a Senior Vice President of Morgan Keegan. He has over twenty years of industry experience in broker/dealer regulation but none in registered investment company regulation. George is a member of the NASD District 5 Focus Group and Securities Industry Association's Compliance and Legal Division.

35.   Michele F. Wood was, since 2006, the Chief Compliance Officer of Select Funds, Inc. and resides in Tennessee. She was Chief Compliance Officer of MAM and a Senior Vice President of Morgan Keegan from 2006 through the Relevant Period and was a Senior Attorney and First Vice President of Morgan Keegan from 2002 – 2006. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006.

36.   Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein; knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

37.   The defendants referred to in ¶¶ 18-35 above are referred to herein as the "Individual Defendants."

IV. FACTS GIVING RISE TO PLAINTIFFS' CLAIMS

A. Overview of Misrepresentations And Omissions In The RMK Funds' SEC Filings

38.   The Securities and Exchange Commission ("SEC") promulgates, through its Forms N-1A and N-2, directives that open-end and closed-end management companies, respectively, must follow in the prospectuses they file with the SEC.[1] Form N-1 states that prospectuses filed by open-end management companies must:

- "**clearly disclose the fundamental characteristics** and **investment risks** of the Fund, using concise, straightforward, and easy to understand language" (emphasis supplied)

- "identify the Funds' **principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally**)" (emphasis supplied)

- "summarize the **principal risks** of investing in the Fund." (emphasis supplied)

- not "disproportionately emphasize investments or activities of the Fund that are not a significant part of the Funds' investment operations"

- "be designed to assist an investor in **comparing and contrasting the Fund with other Funds**"

39.   Similarly, Form N-2 states that prospectuses filed by closed-end management companies must:

- use "clear, concise, and understandable" language and include "only information needed to understand the **fundamental characteristics**" of the fund (emphasis supplied)

- "concisely describe the **investment objectives and policies of the Registrant that will constitute its principal portfolio emphasis**, including . . . the **types of securities in which the registrant will invest principally**" and must "briefly describe the **significant investment practices**" the fund intends to employ (emphasis

---

[1] Regions Morgan Keegan Select High Income Fund, Inc., which owned and operated the Regions Morgan Keegan Select High Income Fund and the Regions Morgan Keegan Select Intermediate Bond Fund, is an open-end management company. The other four RMK Funds were closed-end management companies.

supplied)

• "concisely describe the risks associated with an investment in the Registrant" and "discuss the **principal risk factors**" (emphasis supplied).

40.   The RMK Funds offering materials all stated that their primary investment objective was to seek a high level of current income. The secondary investment objective was capital growth when consistent with the primary investment objective. Each of the RMK Funds claimed to achieve their investment objectives by investing in a diversified portfolio consisting primarily of debt securities that the [Investment] Advisor believes offer attractive yield and capital appreciation potential, by focusing on investments in below investment grade securities, sometimes called "junk bonds."

41.   These generic disclosures failed to comply with the SEC's disclosure directives and failed to provide investors with a meaningful understanding of the RMK Funds. As defendants well knew, at all times relevant to this case, the principal, fundamental strategy of the RMK Funds was a highly unusual concentration in structured, asset-backed securities, particularly the lowest, riskiest tranches of such structured securities. The Select High Income and Select Intermediate Bond RMK Funds utilized this strategy from the outset. And when the four, closed-end RMK Funds were offered in 2003, 2004, and 2006, defendants understood that these Funds would simply continue the existing strategy.[2]

42.   Thus, the principal risk posed by an investment in the RMK Funds was the unusual risk associated with the lower tranches of structured securities. The income flow produced by the pool of assets backing a structured investment typically flows to the

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[2] In a July 17, 2007 conference call to Morgan Keegan brokers, Kelsoe, the RMK Funds' portfolio manager, stated that from the beginning, the RMK Funds' strategy was to invest in structured securities.

tranches in order of priority from top to bottom. For example, an eighth tier tranche receives income only after tranches 1-7 are fully paid. The lower tranches, which earn more interest if things go well, have highly leveraged risks that, in bad times, may result in complete losses. Furthermore, many of the lower tranch structured securities purchased by the RMK Funds could by contract be excluded from cash payments in the event of credit rating downgrades even if there had been no default. Again, this unusual risk was not disclosed.

43.   Another huge (and undisclosed) risk with the structured securities in which the RMK Funds primarily invested was the fact that it was not feasible for Mr. Kelsoe and MAM to obtain sufficient information about the assets underlying the tranches purchased by the Funds, so that defendants continuously purchased assets without sufficient information to make individual risk analyses. Indeed, Mr. Kelsoe, the RMK portfolio manager, frequently attempted to get basic information concerning structured securities he had purchased weeks before.

44.   In violation of SEC rules, the prospectuses and registration statements filed by the RMK Funds failed to disclose either their principal investment strategy or the unusual risks associated with that strategy – facts that were obviously highly material. The RMK Funds' SEC filings misleadingly numbed investors with an extensive laundry list of possible investments and risks, but gave them no fair notice of what the RMK Funds actually were doing and intended to do, nor fair notice of the attendant risks.

45.   No other intermediate term or high-yield bond fund invested as heavily in structured financial instruments as did the RMK Funds in this case. On July 19, 2007, Bloomberg News quoted defendant James Kelsoe, senior portfolio manager of the RMK

Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual RMK Funds didn't own much of this stuff" and that Kelsoe was "the one real big exception."

46.   But the RMK Funds' SEC filings never gave investors the requisite information to assist them "in comparing and contrasting the Fund with other RMK Funds," as the SEC requires. To the contrary, as discussed *infra*, the RMK Funds misled investors about the true nature of the RMK Funds by comparing themselves, in SEC filings, to a bond fund benchmark that did not include any component of structured securities.

47.   In other litigation, defendants have noted that the Statement of Additional Information filed by one of the RMK Funds included a discussion of the fact that the RMK Funds "may" invest in "subordinated classes of senior- subordinated securities" that "are subordinated in some manner" as to payments. This disclosure clearly failed to satisfy the RMK Funds' legal obligations. Defendants' vague, uncertain language did not fairly explain the nature and risks of the tranched investments, nor was there any explanation that this type of investment was in fact the principal strategy and concentration of the RMK Funds. Moreover, the SEC requires that principal strategies and risks must be disclosed in the prospectus. Disclosure of principal strategies and risks only in a Statement of Additional Information, which is not provided to investors unless requested, is not legally permissible, nor is it fair to investors.

48.   It was not until an SEC filing in early March of 2008 that the RMK Funds first made any meaningful disclosure of their principal risk – a risk that by that time had

destroyed the Funds. In a semi-annual report filed by the Select RMK Funds, management's discussion of the brutal losses sustained by the RMK Funds included a brief statement that "the structured finance category has taken the hardest hit so far due to the implicit (*i.e.*, built into the structures) and explicit (*i.e.*, financed, or bought on margin) leverage employed for this asset category. . . ."[3]

49.   But the RMK Funds prospectuses and registration statements had never disclosed or explained the leveraged risk created by the RMK Funds' concentration in structured, asset-backed securities or the fact of that concentration. To the contrary, the Select RMK Funds' prospectuses stated that they would not employ margin leverage, and the four RMK Fund prospectuses stated that leverage would be limited to margin debt equal to no more than one-third of the RMK Funds' total asset value. These statements significantly misled investors about the principal risk in the RMK Funds – the implicit leverage in the lower tranches of Funds' structured security holdings, which was dramatically greater than one-third of the total investment in these securities.

50.   Thus, as set forth in the preceding paragraphs, each of the prospectuses and registration statements pursuant to which the RMK Funds were sold to the public during the Relevant Period contained material misrepresentations and failed to disclose material facts concerning the RMK Funds' principal investment strategy and risk. In September 2006, Morgan Keegan's Wealth Management Group reviewed one of the RMK Funds and concluded that:

> **Issues included in the portfolio are generally the inferior tranches of structured deals. They trade at large discounts due to a lack of demand and liquidity**.

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[3] This statement was presumably confused in its reference to margin debt, which the Select Funds, as open-end mutual Funds, were not allowed to use.

That, in two short sentences, was the basic core of what defendants should have, but chose not to, disclose to investors. The non-disclosure was clearly no mistake. The RMK Funds were the most profitable segment of the business of MAM and Morgan Keegan. Providing investors with the information in the above-referenced report would have been very bad for business.

51.   In addition, the RMK Funds' prospectuses and registration statements also failed to disclose a number of other critical facts, including the following:

(a) The structured investments in which the RMK Funds were concentrating their investments were not actively traded, were less liquid than the of securities held by virtually all other bond funds, and were difficult to value. In addition, the Select High Fund and the Select Intermediate Fund violated regulatory and internal limitations under which these Funds could not purchase securities that would result in illiquid securities comprising more than 15% of the Funds' portfolio. In fact, throughout the Relevant Period, the majority of all the RMK Funds' portfolios were illiquid.

(b)   The substantial illiquidity of the RMK Funds meant that in the event of a forced sale the assets would quite likely bring far less than the prices at which they were valued by the RMK Funds.

(c)   The illiquidity of the RMK Funds also meant that if it became necessary for the RMK Funds to sell assets, either because of shareholder liquidations or margin calls, the manager would likely have to sell first the few lower-risk, liquid assets held by the RMK Funds, thus penalizing those who remained in the RMK Funds.

(d)   Also, the RMK Funds violated internal restrictions prohibiting them from concentrating more than 25% in one industry group.

(e)   The RMK Funds consistently overvalued their assets and misclassified assets to create the appearance of greater diversification in their portfolios.

(f)   The RMK Funds portfolio manager, Mr. Kelsoe, was not supervised in his management of the Funds.

(g)   The RMK Funds were all pursuing the same investment strategy and investing the great majority of their portfolios in the same securities. This greatly exacerbated the difficulty of selling assets at reasonable prices in the event of a forced liquidation.

(h)   Investors in the RMK Funds were not told that in the event that one of the RMK Funds were forced (because of redemptions or margin calls) to sell assets at prices below the value at which they were carried by that Fund, then the other RMK Funds would have to mark down the value of the same or similar assets they held.

(i)   In addition, the RMK Funds were presented to the investing public as different RMK Funds that employed different investment strategies. In truth, however, they were managed almost identically, with highly similar asset allocations and individual securities holdings. This reality was not disclosed in the registration statements and prospectuses filed by the RMK Funds.

(j)   Because of their highly correlated portfolios, investors who purchased more than one of the RMK Funds assuming they were thereby diversifying and reducing overall risk, were in fact not doing so[4]. This fact was not disclosed in the registration statements and prospectuses filed by the RMK Funds.

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[4] For example, in 2005, the closed end RMK Funds' portfolios comprised approximately 80.79% of the same securities, in 2006 they comprised approximately 91.42% of the same securities, and in 2007, they comprised approximately 95.15% of the same securities.

27

(k) During 2007 and 2008, the RMK Funds paid dividends to investors that included an undisclosed return of principal. The inflated dividends were clearly calculated to mislead investors into believing that the RMK Funds were generating strong returns and to induce investors, including plaintiffs, to hold onto or increase their RMK Fund investments.

B. Defendants Failed To Disclose The Funds'
Violation of Concentration Rules and Limitations

52.   The registration statements and prospectuses filed by the RMK Funds represented that they would invest in a wide range of securities, which would contribute to a more stable net asset value, would not invest more than 25% of their total assets in the securities of companies in the same industry, and would pursue a value investing strategy. These statements were false in view of the fact that the RMK Funds were concentrated and intended to concentrate far beyond 25% in securities that in the event of a liquidity crunch would collapse as a single sector because they were purchased primarily by financial industry firms that relied on credit. These facts were never disclosed in the RMK Funds' offering materials.

53.   The RMK Funds represented to investors that they were subject to a fundamental investment limitation whereby they could not purchase securities if, as a result, *25%* or more of a Fund's total assets would be invested in the *"same industry."*[5] The RMK Funds violated this key investment limitation throughout the Relevant Period, however, without stockholder approval. As of March 31, 2007, for example, the RMK

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[5] *See* RMH Form 497 dated June 26, 2006; RSF Form 497 dated March 22, 2004; RMA Form 497 dated November 10, 2004; and RHY Form 497 dated January 23, 2006.

Funds had actually invested between *65-70%* of their respective portfolio securities in asset backed securities ("ABS"), a *single industry* as delineated by the SEC's Standard Industrial Classification Code List (No. 6189, "Asset-Backed Securities"). These facts were never disclosed in the RMK Funds' offering materials.

54.   The RMK Funds further violated this stated policy by investing between 27%-32% of their portfolio securities in subprime mortgage-related ABS, another distinct industry defined by the SEC. These facts were never disclosed in the RMK Funds' offering materials.

55.   For further example, the following table shows the extent to which the Select High's and Select Intermediate Fund's portfolios comprised asset and mortgage-backed securities and the portion of those securities for which prospectuses were found for the period June 30, 2004 through December 31, 2006; for each Fund, the table shows the total ABS/MBS in its portfolio for which prospectuses were found (i.e., those securities that were registered with the SEC and, therefore, not subject to any legal or contractual limits on their trading in the public markets), the dollar amount of all of the Fund's ABS/MBS based on the reported values, the ABS/MBS for which prospectuses were found as a percentage of all of the Fund's ABS/MBS (whether restricted or non-restricted, registered or not registered [many securities that were not classified as restricted in the Funds' annual, semi-annual and quarterly reports were nevertheless not the subject of a registration statement]), the dollar amount of the Fund's total investments by reported values, and all of the Fund's ABS/MBS as a percentage of the Fund's total investments.

High Income Fund	12/31/2006	06/30/2006	06/30/2005	06/30/2004
ABS/MBS for which prospectuses Were found	$66,771,924	$136,512,765	$178,151,583	$101,997,649

$ All Fund's total ABS/MBS	$707,365,854	$701,298,606	$672,064,440	$592,329,036
% of ALL ABS/MBS, restricted, non-restricted, registered and unregistered	$707,365,854	$701,298,606	$672,064,440	$592,329,036
Fund's total investments	$1,243,012,732	$1,192,784,672	$1,113,630,486	$797,862,519
ABS/MBS as % of total investments	56.9%	58.8%	60.3%	74.2%

Intermediate Fund	12/31/2006	06/30/2006	06/30/2005	06/30/2004
Total ABS/MBS for which prospectuses were found	$127,791,627	$74,660,729	$95,195,178	$24,001,378
$ Amount of ALL of Fund's ABS/MBS	$588,421,217	$493,922,691	$383,263,411	$195,833,003
% of ALL ABS/MBS, restricted and non-restricted, registered and unregistered	21.7%	15.1%	24.8%	48.6%
Fund's total investments	$936,056,013	$673,709,710	$482,003,037	$248,168,571
ABS/MBS as % of total investments	62.9%	73.3%	79.5%	78.9%

56.   In addition, the prospectuses and registration statements filed with respect to the Morgan Keegan Select High Income and Intermediate RMK Funds stated that these RMK Funds would not invest more than 15% of their assets in illiquid securities. The RMK Funds failed to disclose that they had violated and planned to continue to violate this investment restriction by concentrating heavily in structured securities that had no reliable market in which such assets could be sold for amounts commensurate with their purchase prices.

57.   The RMK Funds also violated their stated policies by investing more than 25% of their portfolio securities in mortgage-related securities, another distinct "industry" as delineated by the SEC in the Standard Industrial Classification List (No. 6162, "Mortgage Bankers & Loan Correspondents," *i.e.*, the mortgage loan industry). For example, in 2007, RMH invested approximately 27% of its assets in subprime mortgage-related ABS; RSF invested approximately 31%; RMA invested approximately 31%; and RHY invested approximately 32%. These concentration violations were never disclosed.

C. The RMK Funds Losses Primarily Occurred In Securities In Which The Funds Were Improperly Concentrated

58.   As discussed below, the RMK Funds lost close to 90% of their value in 2007-2008.   The above-referenced, improper, and undisclosed concentrations in asset-backed and illiquid securities resulted in the great majority of the RMK Funds losses.   For example, 94.3% of the Select High Fund's identifiable losses from March 31, 2007 to December 31, 2007 were in structured securities.   The other RMK Funds losses had similar losses in structured and/or illiquid securities.   And more than 90% of the RMK Funds losses were in internally priced (and therefore illiquid) securities.

D. Defendants Falsely Classified Assets To Give Appearance of Diversification

59.   Not only did defendants fail to disclose the "same industry" and illiquid asset violations, but they also falsely classified hundreds of millions of dollars in structured securities as corporate bonds and preferred stocks in order to deliberately obscure those violations from investors.

60.   For example, as of March 31, 2007, the four closed-end RMK Funds falsely classified **approximately $217.8 million of ABS – or 16.4% of the Funds' combined initial gross market capitalization**—as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of March 31, 2007, the false asset classifications equate to **18%, 14%, 17%, and 17%** of RMH, RSF, RMA, and RHY's initial gross market capitalizations, respectively.

61. As of June 30, 2007, these funds falsely classified **approximately $240.4 million of ABS – or 18% of the Funds' combined initial gross market capitalization –**

as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of June 30, 2007, the false asset classifications equate to **20.5%, 16.3%, 18%, and 18%** of RMH, RSF, RMA, and RHY's respective initial gross market gross capitalizations.

62.   Similarly, the percentages of Select Intermediate Fund's and Select High Income Fund's portfolios invested in asset-backed securities were reported to be less than the actual percentages because "preference shares" were reported as "preferred stock" and "Corporate Bonds – Special Purpose Entities" were reported as "corporate bonds." In reality, both types of securities are asset-backed securities.

63.   "Preference shares" are not corporate preferred stock. Preference shares in asset-backed structured securities, also known as "equity tranches," are equivalent to purchasing the entire portfolio of underlying assets with a margin loan equal to the face value of the other tranches offered. These are the riskiest, most highly leveraged tranches in structured securities. By purchasing preference shares, the Funds were investing in the assets collateralizing a given structured finance deal leveraged 50 or more times. Almost all of the securities in the Funds' portfolios classified by the defendants as "preferred stock" were "equity tranches."

64.   Virtually all of the securities in the Funds' portfolios classified by the defendants as "corporate bonds - special purpose entities" were not corporate bonds but were asset-backed securities. Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 7.

65.   Thus, the defendants caused the RMK Funds to understate the extent to which asset-backed structured securities comprised the Funds' portfolios by misrepresenting asset-backed securities as "preferred stock" or as "corporate bonds –

special purpose entities and thereby misled investors regarding the extent to which the Funds were diversified and their level of risk.

66.   For example, the defendants caused the High Income Fund to disclose its investments in asset-backed securities to be 55% of the Fund's net assets as of March 31, 2007. Based on the reclassification of "preferred stock" and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the High Income Fund's investments in asset-backed securities as of March 31, 2007 were 66.6% of net assets, a 20% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (29% corrected to 22%) and preferred stock (5% corrected to 0.4%). Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 11.

67.   For a second example, the defendants caused the Intermediate Fund to disclose its investments in asset-backed securities to be 54% of the Fund's net assets as of March 31, 2007; based on the reclassification of "preferred stock' and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the Intermediate Fund's investments in asset-backed securities as of March 31, 2007 were 63% of net assets, a 17% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (37% corrected to 29%) and preferred stock (2.7% corrected to 1.6%). *Id.*

68.   Defendants' misclassifications are set forth in greater detail in the consolidated amended complaints filed in the RMK Funds open end and closed end class actions pending in this Court. *See* case 2:07-cv-02784-SHM, docket # 218 at 173-76 and

case 2:07-cv-02830-SHM, docket # 186 at 35-51.   Plaintiffs incorporate herein the referenced pages from those complaints.

69.   The remarkable dollar size of the false classifications - *18%* of the RMK Funds' collective initial market capitalization of $1.08 billion - and the *basic* nature of the RMK Funds' false asset classifications indicate that the misrepresesentations were intentional or at least highly reckless. To falsely classify ABS as corporate bonds and preferred stocks repeatedly is tantamount to confusing an issuer of gold with an issuer of pork bellies many times over. It simply does not happen by accident. Rather, as alleged herein, the false asset classifications were the result of a systematic effort to hide the RMK Funds' concentration in ABS, and especially those ABS tied to subprime mortgages.

70.   Further, these false asset classifications made the RMK Funds appear more diversified than they actually were by consistently understating ABS and overstating corporate bonds and preferred stocks and masked the true risk characteristics of the RMK Funds and their portfolio securities. Investors were consequently deprived of the ability to understand the riskiness of investments in the RMK Funds, especially given the critical role that diversification plays when investing in below-investment grade debt securities. Defendants affirmatively hid the fact that there was insufficient diversification here. There is no plausible explanation for defendants' false classification of the RMK Funds' assets, except that they were the result of a deliberate effort to cover up the RMK Funds' concentration in ABS (particularly subprime mortgage-related ABS) and to create the appearance of proper diversification.

71.   In 2008, the Funds admitted the falsity of the asset classifications when they filed reports with the SEC reclassifying, as ABS, their retained "corporate bonds" and

"preferred stocks," as detailed below. However, despite their official asset reclassification, defendants have still not and could not explain how the false classifications came about or how they were not the result of intentional conduct.

E. Defendants Deliberately Overvalued the Funds' Assets

72.   The RMK Funds represented to the public that when price quotations for securities were not readily available or if the available quotations were not believed to be reflective of market value, those securities would be valued at "fair value" as "determined in good faith by [MAM's] Valuation Committee."

73.   MAM's Valuation Committee did not value the RMK Funds' portfolio securities at all, however. Rather, all fair valuations were delegated by contract to Morgan Keegan, which assigned accounting-related tasks to its Fund Accounting Department in its Wealth Management Services ("WMS") division. But Morgan Keegan's Fund Accounting Department did not determine the value of the RMK Funds' portfolio securities either. Instead, Kelsoe himself assigned values to portfolio securities. These highly troubling facts were not disclosed.

74.   Furthermore, Kelsoe manipulated quotations submitted by broker-dealers and arbitrarily assigned higher values to numerous portfolio securities to inflate the RMK Funds' net asset values ("NAVs"). Higher NAVs earned greater fees for MAM and higher bonuses for defendant Kelsoe - as well as defendant Carter E. Anthony ("Anthony"), President of the RMK Funds and President and Chief Investment Officer ("CIO") of MAM from 2003 until August 2006; defendant Brian B. Sullivan ("Sullivan"), the RMK Funds' President and Principal Executive Officer and MAM's CIO from 2006 through July 2009;

and defendant Joseph Thompson Weller ("Weller"), the RMK Funds' Treasurer and Morgan Keegan's Controller and Head of the Fund Accounting Department.

75.   Significantly, with regard to investment advisory services, the RMK Funds each entered into agreements with MAM. Pursuant to the terms of the RMK Funds' Investment Advisory Agreements, MAM charged the RMK Funds an annual advisory fee of 0.65% of each Fund's average daily total assets minus the sum of accrued liabilities other than debt entered into for purposes of leverage. In light of this compensation structure, therefore, MAM, Kelsoe, Anthony, Sullivan and Weller all had an incentive to maximize the reported NAVs of the RMK Funds. In fiscal years 2006 and 2007, MAM earned more than two million dollars in fees from the RMK Funds based on falsely reported NAVs, as alleged herein. Further, as employees of MAM and the RMK Funds' portfolio managers, defendants Kelsoe, Anthony, Sullivan and Weller each received a base salary and an annual cash bonus equal to as much as 50% of their annual base salaries as determined by investment management results, including the performance of the RMK Funds. Kelsoe, Anthony and Sullivan each earned 50% of their bonuses by meeting target returns and 75% by meeting maximum returns (the remaining 25% was determined by a Bonus Plan Committee), and thus had a further incentive to maximize the RMK Funds' reported NAVs.

76.   The SEC has alleged that between January and July 2007 alone, Kelsoe sent approximately ***262 unsubstantiated price adjustments*** to Morgan Keegan's Fund Accounting Department and MAM's Valuation Committee. The Fund Accounting Department and Valuation Committee rubber-stamped those adjustments, and those false securities prices were reported to investors. *See* paragraphs 115 *et seq. infra.*

36

F. The RMK Funds' Portfolio Manager Was Not
Supervised And Obstructed Compliance Officers

77.   Carter Anthony, President of MAM from 2001 until the end of 2006, was explicitly instructed by Morgan Keegan President **Doug Edwards** and former Morgan Keegan President and Founder Allen Morgan that Kelsoe, a person clearly subject to Anthony's supervisory responsibility under MAM's organizational structure, was "to be left alone."[6] These instuctions effectively shielded Kelsoe from Anthony's supervision or the supervisory authority of anyone.

78.   Anthony normally conducted performance reviews of all MAM mutual fund managers, which included reviews of their portfolios and trading. However, he was prohibited from providing the same supervisory review and oversight to Kelsoe and the Funds.

79.   In addition, Kelsoe obstructed attempts at compliance reviews. For example, in the late spring of 2007, Kelsoe refused to allow a 2007 year-end on-site due diligence review (the "2007 Diligence Review") by certain Morgan Keegan employees. Morgan Keegan's Due Diligence Policy for mutual RMK Funds required annual on-site diligence reviews beginning in July 2006. However, when Kim Escue, a Morgan Keegan Vice President and WMS Fixed Income Analyst, made repeated attempts to conduct the 2007 Diligence Review in the spring and summer of 2007, Kelsoe rebuffed her efforts at every turn. Subsequently, Ms. Escue tried to blow the whistle on Kelsoe and the RMK Funds but Gary Stringer quashed her efforts.

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[6] Mr. Anthony has testified that "time and time again I was told by Morgan and Edwards leave Kelsoe alone, he's doing what we want him to do, he's also a little bit strange, he gets mad easy, leave him alone; and I left him alone."

80.   Had Escue been given an opportunity to observe Kelsoe doing his job while the market was open, as required by internal policy, she would have seen that he regularly purchased structured securities without obtaining the basic, fundamental information necessary to make a professional judgments as to which securities to buy and sell. She further would have seen that Kelsoe frequently ignored dealer quotes and made up his own prices in order to manipulate the RMK Funds' NAVs. *See* Sections IV(F) and IV(I).

G. Defendants Deceptively Compared the RMK Funds to an Inappropriate Benchmark Index and Falsely Styled Them as High Yield Bond RMK Funds

81.   According to *The Handbook of Fixed Income Securities*:

First and foremost, an appropriate benchmark should match the desired or required strategic ***allocation of portfolio assets*** so that portfolio manager is able to "buy the benchmark" when and if he so decides. When comparing portfolio performance to the benchmark, it is critical to know that any difference is due to the manager's decision and not to any ***in-built mismatches*** over which the manager has no control. . . . The Lehman bond indexes, for example, comprise all debt outstanding that meets index rules, weighted by market value . . . but that does not necessarily make it an ***appropriate benchmark***.[7]

82.   If a money manager invests frequently and primarily in assets that are not contained in a peer or benchmark index, then a different index should be used as a peer or benchmark in order to prevent an "in-built" asset "mismatch."

83.   During the Relevant Period, in the Select High Fund's annual and semi-annual reports, prospectuses, and sales materials, the High Income Fund's performance was compared to the Lehman Brothers U.S. High Yield Index, which is a broad-based unmanaged index of fixed rate, non-investment grade debt, including Canadian and global

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[7] Frank J. Fabozzi, *Handbook of Fixed Income Securities* (7th ed.), at 1018.

bonds (SEC registered) of issuers in non-emerging countries and original issue zeroes, step-up coupon structures and 144A securities. The index excluded structured finance securities and private placements. McCann, *Regions Morgan Keegan; The Abuse of Structured Finance*, p. 31 n. 26.

84.   The High Yield Index was an inappropriate peer or benchmark for comparison with the RMK Funds because the holdings comprising the Lehman High Yield Index were not comparable to the RMK Funds' holdings. The High Yield Index *only* contained corporate bonds and preferred stocks and no ABS. But between *65%-70%* of the RMK Funds' portfolios comprised ABS. The RMK Funds' portfolios were inherently riskier than, and deviated greatly from, the portfolios within the High Yield Index. These facts were not disclosed.

85.   Indeed, as Gary Stringer recognized in a May 2007 internal e-mail:

What worries me about this bond fund [RMK Select Intermediate Bond Fund] is the tracking error and the potential risks associated with all that asset-backed exposure. **Mr. & Mrs. Jones don't expect that kind of risk from their bond RMK Funds. The bond exposure is not supposed to be where you take risks. I'd bet that most of the people who hold that fund have no idea what's it's actually invested in [sic]. I'm just as sure that most of our FAs have no idea what's in that fund either. They think the return are great [sic] because the PM is so smart. He definitely [sic] is smart, but it's the same as thinking your small cap manager is a hero because he beat the S&P for the last 5 years**.

If people are using RMK as their core, or only bond fund, I think it's only a matter of time before we have some very unhappy investors.

. . . Would we be doing our FAs and clients a disservice for the sake of easy marketing? Also, are we compromising our due diligence process for the same reason?

86.   Although Stringer was writing specifically about the RMK Select Intermediate Fund, the point applies to all the RMK Funds given the substantial overlap

between the RMK Funds' portfolios and the fact that the portfolio of the RMK Select

Intermediate Bond Fund was in theory less risky than the other RMK Funds.

87.   Thus, defendants falsely misrepresented the RMK Funds as high yield **bond**

Funds when in fact they were not. Stringer further acknowledged as much on May 15,

2007, observing in an internal e-mail that the "**[RMK Funds] act[] differently than the**

market, [and] the magnitude of that difference is comparitively [sic] large. Again, this

is all a result of the holdings within the [F]und[s] . . . there are some risk exposures [in

the RMK Funds] . . . that are just different than more traditional bond RMK Funds."

88.   Stringer's e-mails illustrate deliberate divergence between public versus

private disclosure at the RMK Fund complex. Stringer enumerates the significant unique

risks associated with the types of holdings within the RMK Funds, **the *inappropriateness***

of them as core fixed income holdings, and the general lack of knowledge of investors

about the risks of investing in the Funds. This was, in effect, an admission that the RMK

Funds' risk disclosures were woefully inadequate.

89.   Although defendants used the High Yield Index as a benchmark, there were

more appropriate peer indexes to which the RMK Funds' performance should have been

pegged, namely the ABX, which tracked the prices of subprime MBS tranches, or the

TABX, which tracked the prices of Mezzanine CDO tranches.

90.   The value and market prices for the RMK Funds' ABS dropped during the

first quarter of 2007, together with indices tracking the prices of those types of securities.

During February and March 2007, ABX indices for BBB and BBB- tranches had both

suffered substantial declines, with some BBB- indexes dropped to approximately 60% of

par. Likewise, the TABX index for super senior Mezzanine CDO tranches, reflecting

Mezzanine CDO's near-total dependence on BBB MBS collateral, had fallen to approximately 85% of par. TABX declines for more junior Mezzanine CDO tranches were far more severe: double-A tranches had fallen below 60%; single-A tranches below 50%; and triple-B tranches below 40%. These indexes were much more closely related to the RMK Funds' portfolios and market performances and were appropriate - unlike the High Yield Index - as benchmarks for the RMK Funds.

**H. Defendants Falsely Represented That They Would Evaluate
Portfolio Securities Prior to Purchasing Them and That Investors
<u>Would Benefit From Professional Portfolio Management Expertise</u>**

91.   During the Relevant Period, defendants falsely represented that the RMK Funds' advisors' philosophy was characterized by a strong commitment to identify undervalued securities, that the advisor would apply this value-oriented investment philosophy across all asset categories, that the advisor would manage the RMK Funds opportunistically, and that the RMK Funds' portfolios would be professionally managed by "one of America's leading high-yield fund managers."   And the RMK Funds' prospectuses emphasized the careful analytical process MAM would follow in identifying and purchasing securities. For example, the RSF Prospectus stated that:

> The advisors philosophy is characterized by a strong commitment to identify undervalued securities, and the advisor seeks to apply this value-oriented investment philosophy across all asset categories. The advisor will manage the Fund opportunistically in relation to individual issuers and strategically in relation to overall market trends, and will focus on those securities believed to offer the most attractive value relative to alternative investments. The advisor will continually analyze markets for income-producing securities and will periodically reallocate the Fund's Investments among various fixed-income and equity asset classes and between investment-grade, and below investment-grade securities.

92.   In truth, however, defendants did not investigate or adequately evaluate many of the portfolio securities purchased for the RMK Funds until *after* they had already

been purchased. This fundamental lack of due diligence as to prospective portfolio security purchases is demonstrated by a series of *retroactive, external* requests made throughout 2007 from MAM to various broker-dealers for the most basic information about the RMK Funds' securities purchases.

93.   According to a witness who worked at Morgan Keegan as a broker during the Relevant Period until March 2007, Kelsoe admitted that he was too busy to do research on the securities purchased for the RMK Funds' portfolios and that he did not have time to conduct pre-purchase diligence.

94.   Further, according to the SEC, Albert L. Landers, Jr. ("Landers"), a MAM Portfolio Analyst who was known to be Kelsoe's confidant, made frequent external requests to various broker-dealers about the nature of the portfolio securities long after they were purchased—sometimes *one year after* the portfolio securities were purchased.

95.   On February 23, 2007, for example, Landers sent an e-mail to Evan Kestenberg ("Kestenberg"), a broker at United Capital Markets, Inc. ("UCM"), inquiring into an ABS purchased by the RMK Funds called NORMA: "I think we bought NORMA 07-1A E from you guys . . . . [C]an you tell me what kind of CDO it is (CLO, RMBS, Trust Pfd, CRE, etc)? Also, if you have any docs and/or mktg materials for it please pass those along."

96.   That same day, Landers sent an e-mail to Kim Pandick, a broker at Stifel, Nicolaus & Co., inquiring into another ABS already purchased by the RMK Funds called Silver Elms: "can you tell me what kind of CDO Silver Elms is (RMBS, CLO, Trust Pfd, CRE, etc)?"

97. On February 26, 2007, Landers sent another e-mail to Kestenberg at UCM asking about two previously purchased ABS: "Is GSAM2 2A backed mostly by corp hy *[sic]* bonds? It's not a CLO is it? Also, what type of CDO is Ischus CDO III?"

98. Landers engaged in another telling e-mail exchange on April 24, 2007: [Landers:] [A]m I correct in thinking that Centurion VII is a CLO? If not, please let me know what it is. [Reply:] IT'S A HYBRID CLO/CDO. MOSTLY US CREDITS, SOME EURO. [Landers:] When you say it's a hybrid, do you mean that it has exposure to other assets besides corp *[sic]* credits? If so, what other kind of assets and roughly how much is corp credits vs. other assets? If you have a mktg *[sic]* book for this I imagine that would cover those questions . . . ."

99. On May 1, 2007, Landers sent an e-mail to Thomas G. Raque, Jr. of J.P. Morgan Securities Inc., inquiring into the details of another ABS that had already been purchased by the RMK Funds: "[D]o you have a marketing book or something along those lines for the Squared CDO (SQRD) we bought recently? If so, please pass it along to me. I want it mainly to determine what type of CDO it is so I can specifically classify it for our internal reporting. If you don't have a marketing book, please let me know what type of CDO it is, along with sending over any documentation you do have for it."

100. On May 29, 2007, Landers sent an e-mail to Michael W. Hubbe at Bear Stearns & Co., Inc., inquiring into "MAC Capital," an ABS previously purchased by the RMK Funds. Landers wrote: "[C]an you send along any deal docs and/or marketing materials for MAC Capital, including something that would tell me ***what kind of deal it is?***"

101.   Landers continued to conduct belated, basic due diligence on the RMK Funds' portfolio securities throughout the summer of 2007. On June 26, 2007, Landers sent the following e-mail to Kestenberg:

> It looks like we bought Broderick CDO from you guys back in March. Do you have a mktg book for that and/or any of the offering doc's. **I'm trying to get a handle on how much subprime exposure we have in our CDO's (we're getting asked a lot of questions by shareholders, as you can probably imagine), so I'm hoping those docs might clue me in to how much is in this deal**.

102.   That same day, Landers inquired into another ABS referred to as the "parcs trade." Landers wrote the following to Cary Williams at Merrill Lynch on June 26, 2007: "What general term would you use to describe the recent parcs trade? I know it's not a CDO or other typical cash bond. *I'm just trying to classify it for reporting purposes.*"

103.   On July 2, 2007, Landers sent an e-mail to Sunita Cenci at UCM, inquiring as follows: "We bought Aladdin 2006-3A . . . from you *last July/August*. If you have any of the original deal docs on this such as Offering Circular/Memorandum, please send them along to me when you get a chance."

104.   These e-mails are evidence of ongoing efforts, long after the fact, to gain a basic understanding of the investments previously purchased for the RMK Funds' portfolios with investors' money. If Landers had been able to gain an after-the-fact understanding of the RMK Funds' portfolio securities without inquiring externally, he would have done so. In other words, if the RMK Funds or MAM themselves had access to the information being requested by Landers, they would have retrieved it internally. Landers' e-mails show that Kelsoe and MAM did not know the type or category of the RMK Funds' portfolio securities, their ratings, or the risks associated with them until long after they were acquired.

105.   The basic lack of due diligence in the RMK Funds' portfolio securities

purchasing process deprived investors of the professional management and expertise that

was supposed to be offered by Kelsoe, purportedly "one of America's leading high-yield

fund managers."   In short, representations that the RMK Funds were professionally

managed and investments were professionally selected were simply untrue.   And

defendants never disclosed the true facts.

I. MAM and the Officer Defendants Manipulated the "Fair Value" of the RMK Funds' Assets and Falsely Inflated the RMK Funds' NAVs

1. How the Valuation Process Was Supposed to Work

106.   Under Section 2(a)(41)(B) of the ICA, the RMK Funds were required

during the Relevant Period to: (1) use market values for portfolio securities with readily

available market quotations; and (2) determine "*fair value" for portfolio assets where

there was no readily available market quotation*.

107.   The fair value of securities for which market quotations are not readily

available is the price that the RMK Funds would reasonably expect to receive on a current

sale of the security. *See* AICPA Audit and Accounting Guide – Investment Companies

(Sect. 2.35-2.39), which incorporates Accounting Series Release No. 118 ("ASR 118").

The SEC has provided interpretative guidance related to ASR 118 financial reporting,

which is included in the Codification of Financial Reporting Policies. Specifically, the

guidance offered in connection with ASR 118 sets forth the following factors to consider

when making fair value determinations:

> (a) Fundamental analytical data; (b) the nature and duration of any restrictions on
> disposition; (c) and evaluation of the forces that influence the market in which the
> securities are purchased and sold; and (d) specific factors, including (among others)
> the type of security, financial statements, cost, size of holding, analysts' reports,

transactional information or offers, and public trading in similar securities of the issuer or comparable companies.

108.   The RMK Funds were required to conform with ASR 118 under SEC rules and Generally Accepted Accounting Principles ("GAAP"). *See also* Articles 1-01(a) and 6.03 of Regulation S-X. The RMK Funds purported to comply with these requirements during the Relevant Period. Specifically, the RMK Funds' relevant SEC filings stated:

> The following is a summary of significant accounting policies followed by the RMK Funds in the preparation of their financial statements. ***These policies are in conformity with the accounting principles generally accepted in the United States of America.***
>
> ***
>
> Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price, usually 4:00 p.m. Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.
>
> Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, ***are generally valued at the latest price furnished by an independent pricing service or primary market dealer***. Short- term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of [MAM] does not represent market value. . . . ***Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors***.

109.   The RMK Funds represented further in certain SEC filings that they were permitted to use the fair value of a security to calculate NAV when, for example: (1) a

46

security was not traded in a public market or the principal market in which the security trades are closed; (2) trading in a security was suspended and not resumed prior to the normal market close; (3) a security was not traded in significant volume for a substantial period; or (4) the Investment Adviser determined that the quotation or price for a security provided by a dealer or independent pricing services was inaccurate.

110.   The RMK Funds' valuation procedures for fair-valued securities also provided a series of factors to consider, including: (1) *type of security*; (2) *financial statements of the issuer*; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) *information as to any transactions or offers with respect to the security*; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or *events affecting the security*; (10) the price and extent of public trading in similar securities of the issuer or comparable companies; (11) *the fundamental analytical data relating to the investment*; (12) the nature and duration of restrictions on disposition of the securities; and (13) *evaluation of the forces which influence the market in which these securities are purchased and sold*.

111.   During the Relevant Period, as referenced above, Morgan Keegan's Fund Accounting Department was responsible for the calculation of the RMK Funds' NAVs and for pricing portfolio securities. Supposedly, MAM's Valuation Committee, which was staffed by defendant Weller, oversaw the Fund Accounting Department's processes. Notwithstanding this circular arrangement, the RMK Funds' procedures required the Valuation Committee to maintain a written report "*documenting the manner in which the*

47

fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security." These procedures also required that prices assigned to securities be periodically validated through broker-dealer quotes. The procedures specified that prices obtained from a broker-dealer could only be overridden when there was *"a reasonable basis to believe that the price provided [did] not accurately reflect the fair value of the portfolio security."* If ever a price was overridden, the procedures mandated the basis for overriding the price to be *"documented and provided to the Valuation Committee for its review.*"

112.   MAM also adopted procedures to help determine the fair value to assign to portfolio securities and to "validate" those values "periodically." Those procedures provided that "[q]uarterly reports listing all securities held by the RMK Funds that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities, shall be presented to the Board for its review."

113.   As part of these procedures, the Fund Accounting Department sometimes requested third party broker-dealer quotes as a means to validate the prices assigned to the RMK Funds' portfolio securities. PricewaterhouseCoopers LLP ("PwC"), used similar requests for third party broker-dealer quotes as part of the RMK Funds' year-end audits. Periodically, Morgan Keegan's Fund Accounting Department or PwC would send such requests to broker-dealers asking them to provide quotations for various securities held by the RMK Funds.

114.   During the Relevant Period, as of March 31, 2007, the RMK Funds held substantial concentrations—between *65-70%*—of their portfolio securities in ABS, especially ABS backed by subprime mortgages. The RMK Funds indicated that most of

these lacked readily available market quotations. Pursuant to the RMK Funds' stated policies, prices for such illiquid securities were to be derived using the "fair value" methods described above.[8]

2. How the Valuation Process Actually Worked During the Relevant Period

115.   Without disclosure, defendants ignored these stated policies and procedures and falsely calculated and reported the values of the RMK Funds' portfolio securities during the Relevant Period. In fact, as set forth above, because the RMK Funds had little or no knowledge of the characteristics of at least certain of their portfolio investments until long after those investments were made, it was impossible for them to comply with their representations of valuation procedures. The valuation procedures described above simply could not be followed unless the characteristics of portfolio securities were understood. Defendants knew when they made those representations that they had insufficient information to follow those procedures.

116.   For instance, as alleged by the SEC, Kelsoe actively screened and manipulated dealer quotes that the Fund Accounting Department and/or PwC obtained from at least one broker-dealer (the "Submitting Dealer") regarding the RMK Funds' portfolio securities. In addition, Kelsoe did not advise the Fund Accounting Department or the Board when he received information from third parties indicating that the RMK Funds' prices for certain securities should be reduced. Kelsoe's actions intended to and did forestall declines in the RMK Funds' reported NAVs.

---

[8] On December 5, 2007, RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi- Sector disclosed for the first time that as of September 30, 2007, *55.3%, 54.5%, 58.2% and 55.7%* of their respective portfolio securities were priced using fair value methods.

49

117.   Specifically, between January and July 2007, Kelsoe sent approximately **262** phony "price adjustments" to the Fund Accounting Department. These adjustments were sent in approximately 40 e-mails by Kelsoe's assistant to a staff accountant at Morgan Keegan's WMS in the Fund Accounting Department who was charged with calculating the RMK Funds' NAVs. Upon receipt by the Fund Accounting Department, Kelsoe's false price adjustments were routinely entered without question into a spreadsheet used to calculate the RMK Funds' NAVs. The Fund Accounting Department did not request, and Kelsoe did not supply, supporting documentation for any price adjustments. Kelsoe knew that his prices were being used to compute the RMK Funds' NAVs because, among other things, he received bi-weekly reports on the RMK Funds' holdings and their prices which, by comparison with previous reports, indicated that his price adjustments were being used and were directly affecting the RMK Funds' NAVs.

118.   As alleged by the SEC, Kelsoe's price adjustments did not reflect fair value. When the Fund Accounting Department or PwC sent requests for dealer quotes to the Submitting Dealer, Kelsoe would confer by e-mail or phone with his contact (the "Dealer Contact") regarding the quotes, *with the aim of having quotes increased*. Kelsoe had such conversations with his Dealer Contact concerning at least the month-end quotes for December 31, 2006, February 28, 2007, and March 31, 2007, and they were successful from Kelsoe's point of view.

119.   In some instances, even after causing the Submitting Dealer to increase quotes, Kelsoe gilded the lily and provided price adjustments to the Fund Accounting Department that were *even higher* than the Submitting Dealer's *increased quotes.*

J. Kelsoe's Misrepresentations And Non-disclosure

120.   Defendant Kelsoe made a number of presentations to RMK Fund investors and prospective investors between 2002 and the summer of 2007. In addition, from the summer of 2007 until the first quarter of 2008, Kelsoe conducted weekley conference calls to Morgan Keegan financial advisors, including the Morgan Keegan advisors who recommended the RMK Funds to plaintiffs.

121.   In the presentations and conference calls noted above, Mr. Kelsoe deliberately or recklessly understated and failed to disclose the substantial risks of the RMK Funds and the misconduct discussed above. Furthermore, in litigation brought by another RMK Fund investor, Kelsoe has testified that the RMK Funds were never intended to be used as a core bond holding. This is a critical fact that neither he nor the other defendants ever disclosed to plaintiffs or to the Morgan Keegan financial advisors.

122.   Had Mr. Kelsoe disclosed the true facts to plaintiffs and/or their Morgan Keegan advisors, then plaintiffs would never have invested in the RMK Funds, would have sold them earlier, and or would not have re-invested their RMK Fund divs.

K. The RMK Funds' Catastrophic Crash

123.   During 2007-2008, the RMK Funds experienced a meltdown of unprecedented proportions, suffering losses of 90% or more of their values.

124.   These tremendous losses were not caused primarily by an economic downturn, the subprime crisis, or other general market forces. This assertion is easily confirmed by the performance of the investment indices by which the RMK Funds measured themselves and by the performance of other RMK Funds in the high income

bond category.   For example, for the year 2007, the Lehman Brothers U.S. High Yield

Index, the benchmark by which the RMK Funds measured themselves, gained 1.87% while

the RMK Funds lost close to 60% of their value.

125.   Similarly, the performance of other high income and intermediate bond

funds in 2007 and 2008 was dramatically different from the catastrophic performance of

the RMK Funds at issue in this case. The RMK Funds were by far the worst performing

funds in their categories.   And in 2009, most high yield bond funds experienced a

significant rebound, while the RMK Funds have not rebounded (the RMK Select High and

Select Intermediate RMK Funds were actually closed in May 2009).

126.   In July of 2008, the management of the four RMK Funds that were closed

end Funds[9] were taken away from MAM and turned over to an investment advisor called

Hyperion Brookfield. This firm attempted to chart a new course for these Funds and to

move their holdings out of structured securities. The Select High and Select Income RMK

Funds were unsalvageable and were closed in May 2009. The four closed end RMK Funds

never recovered from their catastrophic losses.

127.   The astonishing meltdown of the RMK Funds was caused primarily by their

extreme overconcentration in the riskiest tranches of illiquid structured, asset-backed

securities – an investment strategy and risk that was not properly disclosed to potential

investors and which violated SEC rules and the RMK Funds own investment limitations.

128.   Although subprime and credit concerns in 2007 had some effect on the RMK

Funds, the magnitude of the RMK Funds' losses was completely outside the range of the

losses, if any, experienced by other high income and intermediate income funds to which

---

[9] RMK Advantage Income Fund, RMK High Income Fund, RMK Multi-Sector High Income Fund, and
RMK Strategic Income Fund.

the RMK Funds compared themselves.

129. The disproportionate, adverse effect of economic events on the RMK Funds could not reasonably have been foreseen or anticipated by persons investing in the RMK Funds, in view of the RMK Funds' misleading and incomplete disclosures. The disproportionate effect of economic events on the RMK Funds, however, could and should reasonably have been foreseen and anticipated by defendants, given the RMK Funds' high concentration in a narrow sector of securities that were likely to plummet in unison in the event of a credit crunch or real estate downturn.

130. The majority of the RMK Funds' collapse occurred during and after a period of time in which defendants' made the following disclosures of problems with the RMK Funds that defendants had concealed throughout the years relevant to this lawsuit.

   •   In mid-August, 2007, the RMK Funds made several SEC filings disclosing asset illiquidity and difficulties in obtaining realistic values for some of the RMK Funds' securities. These SEC filings also stated that the RMK Funds were unable to file certified shareholder reports on a timely basis and had retained a valuation consultant to assist in determining the fair value of the RMK Funds' securities.

   •   On October 4, 2007, Regions Morgan Keegan Select RMK Funds, Inc., filed its annual report with the SEC. The following day, the Wall Street Journal reported that the Regions Morgan Keegan Select High Income and Intermediate RMK Funds had had to value 60% and 50% of their assets, respectively, at fair value since market values were not readily available.

   •   On November 7, 2007, defendant Kelsoe published a letter in which he stated that "we have always invested a large portion of our portfolios in "structured finance" fixed income securities . . . . and the weakness in the portfolios relates to this area of investment."

   •   On March 6, 2008, Regions Morgan Keegan Select High Income and Intermediate RMK Funds disclosed for the first time in an SEC filing that the RMK Funds losses were caused primarily because of the leveraged risk in the RMK Funds' structured securities.

131. Thus, the extraordinary decline in the RMK Funds' asset values and share

prices during 2007-2008 was caused by actions and omissions of the defendants and their failure to make timely and accurate disclosures to the investing public.

L. Regulatory Actions and a Financial Restatement

132.   After months of investigation, on April 7, 2010, the SEC issued an Order Instituting Administrative and Cease-And-Desist Proceedings (the "Cease & Desist Order"), against MAM, Morgan Keegan, Kelsoe, and Weller in connection with multiple RMK Funds including the RMK Closed-End RMK Funds. The Cease & Desist Order, like this action, alleges violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC stated in its April 7, 2010 press release concerning the Cease & Desist Order:

> The [SEC] today announced administrative proceedings against Memphis, Tenn.-based firms Morgan Keegan [ ] and M[AM] and two employees accused of ***fraudulently overstating the value of securities backed by subprime mortgages***. The SEC's Division of Enforcement alleges that Morgan Keegan failed to employ reasonable procedures to internally price the portfolio securities in five RMK Funds managed by Morgan Asset, and consequently did not calculate accurate [NAVs] for the [F]unds. Morgan Keegan recklessly published these inaccurate daily NAVs, and sold shares to investors based on the inflated prices.
>
> > "***This scheme had two architects—a portfolio manager responsible for lies to investors about the true value of the assets in his RMK Funds, and a head of fund accounting who turned a blind eye to the fund's bogus valuation process***," said Robert Khuzami, Director of the SEC's Division of Enforcement. William Hicks, Associate Director in the SEC's Atlanta Regional Office, said, "***This misconduct masked from investors the true impact of the subprime mortgage meltdown on these RMK Funds.***"

133.   In addition, on April 8, 2010, the SEC, FINRA, and the State Task Force (collectively, the "Task Force") announced that they were commencing separate administrative proceedings against, *inter alia*, MAM, Morgan Keegan, Kelsoe, Sullivan, and Stringer for violations of the federal securities laws based on the RMK Funds' false

statements to the public during the Relevant Period (the "Task Force Proceeding"). The Task Force Proceeding alleges that the RMK Funds' NAVs were artificially inflated due to the improper valuation of the RMK Funds' holdings, and that the RMK Funds failed to disclose certain risks to investors in 2007.

134.   On May 27, 2010, in light of the allegations and findings in the Cease & Desist Order and the Task Force Proceeding, PwC, the RMK Funds' independent public accounting firm for fiscal years 2006, 2007, and 2008, informed the RMK Funds that PwC's audit reports should no longer be relied upon. On June 10, 2010, the RMK Funds announced that its previously issued financial statements for fiscal years 2006, 2007, and 2008 could no longer be relied upon pending resolution of the Task Force Proceeding.

135.   BBD, LLP ("BBD") replaced PwC as the RMK Funds' independent public accounting firm for the six-month period ended September 30, 2008 and for fiscal year 2009. In view of PwC's correspondence, BBD subsequently informed the RMK Funds that BBD's audit reports similarly should no longer be relied upon.

136. On June 22, 2011, after two years of litigation, the SEC, FINRA, and securities regulators in four states announced the entry of Consent Orders imposing severe sanctions on MAM, Morgan Keegan, and James Kelsoe. The agreed sanctions included the payment of a $200,000,000 penalty on MAM and Morgan Keegan, a $500,000 penalty on Kelsoe, a restriction that MAM and its affiliates could not create or sell proprietary funds for a period of two years, the barring of Kelsoe from the securities industry, and the barring of MAM from participating in fund fair valuation activities for three years.

137. The consent orders entered by Tennessee, Alabama, Mississippi, Kentucky, and South Carolina contain, among other findings, the following findings of facts that are

clearly relevant to the claims brought in this case:

(a)   The RMK Funds were heavily concentrated in subordinated tranches of structured debt instruments, which carry more risk than senior tranches.

(b)   The RMK Funds were highly correlated, meaning they behave like each other under similar market conditions. The combination of subordinated structured securities and the high correlation of the RMK Funds exposed investors owning more than one of these funds to heightened risks.

(c)   The RMK Funds' public filings did not adequately disclose the risks of subordinated tranches and the quantity of subordinated tranches held by the Funds.

(d)   RMK Funds marketing materials and reports minimized the risks and volatility associated with investing in funds largely holding structured debt instruments.   Furthermore, marketing materials for one of the RMK Funds untruthfully stated that it did not invest in speculative derivatives.

(e)   In their SEC filings, the RMK Funds used an inappropriate benchmark with which to compare themselves.

(f)   The RMK Funds' SEC filings mischaracterized as corporate bonds and preferred stocks several hundred million dollars of subordinated tranches of asset-backed structured securities.

(g)   Morgan Keegan failed to adequately supervise the flow of information to its sales force concerning the RMK Funds.

138.   The FINRA Order noted that Mr. Kelsoe and the RMK Funds invested in a "unique product," and pursued a "contrarian" and "unique" strategy of investing heavily in asset- and mortgage-backed-securities – with a focus on subordinate tranches of structured deals." FINRA further noted that the securities have a low correlation to the comparative benchmark used by defendants.

139.   The SEC order concluded that MAM willfully violated, and James Kelsoe willfully aided and abetted violations of Section 206(1) and 206 (2) of the Investment Advisors Act. The Order further states that "the failure to disclose to the Funds' boards

that Morgan Asset and Morgan Keegan was not complying with stated valuation procedures constituted fraud. In addition, the knowing of reckless failure to value securities, for which market quotations are not readily available, consistent with fair value requirements under the Investment Company Act and that materially affects a fund's NAV constitutes fraud."   The SEC further concluded that MAM and Mr. Kelsoe willfully violated Section 34(b) of the Investment Company Act by submitting inflated prices to be included in Funds' NAV calculations and financial statements.

140.   The SEC made similar findings and sanctions against defendant Joseph Weller based on his misconduct in connection with the valuation of illiquid securities.

141. In addition, on December 10, 2013, the FCC entered an order sanctioning defendants Alderman, Blair, Johnson, McFadden, Morgan, Pitman, Stone, and Willis, who were members of RMK Fund boards of directors and members of the Audit Committee responsible for the valuation of the assets in the RMK Funds. The SEC concluded that these defendants violated the Investment Company Act in connection with the RMK Funds' fair violation of liquid securities. Specifically, the SEC found that these defendants failed to specify a fair valuation methodology pursuant to which the securities were to be valued; delegated their responsibilities as directors to determine their value to the Valuation Committee of MAM, but did not provide any meaningful substantive guidance on how these determinations should be made; and did not learn how fair values were actually been determined.

V. PRESUMPTION OF RELIANCE

142.   Plaintiffs are entitled to a presumption of reliance under *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the claims asserted herein

against defendants are predicated in part upon omissions of material fact which there was a duty to disclose. In the alternative, plaintiffs are entitled to a presumption of reliance on defendants' material misrepresentations and omissions pursuant to the fraud-on-the-market doctrine because:

(a) The RMK Funds' shares were actively traded in an efficient market on the NYSE during the Relevant Period;

(b) The RMK Funds' shares traded at high weekly volumes during the Relevant Period;

(c) As a regulated issuer, the RMK Funds' filed periodic public reports with the SEC;

(d) The RMK Funds regularly communicated with public investors by means of established market communication mechanisms, including through regular dissemination of press releases on the major news wire services and through other wide-ranging public disclosures, such as communications with the financial press, securities analysts and other similar reporting services;

(e) The market reacted promptly to public information disseminated by the RMK Funds;

(f) The material misrepresentations and omissions alleged herein would tend to induce a reasonable investor to misjudge the value of the RMK Funds' shares; and

(g) Without knowledge of the misrepresented or omitted material facts alleged herein, Plaintiffs purchased the RMK Funds securities between the time defendants misrepresented or failed to disclose material facts and the time the true facts were disclosed.

143.   In addition to the foregoing, plaintiffs are entitled to a presumption of reliance because, as more fully alleged above, defendants failed to disclose material information regarding the RMK Funds' business, financial results and business prospects throughout the Relevant Period. Plaintiffs relied on the RMK Funds' prices as an accurate reflection of their value, and defendants' misrepresentations affected the RMK Funds' prices.

VI. ACCESS TO INFORMATION AND FUND MANAGEMENT

144.   Because of the Individual Defendants' positions with the RMK Funds, they had access to the adverse undisclosed information about the Funds and their investments, performance, business, operations, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition via access to internal Funds' and Funds management's documents (including but not limited to MAM's and Morgan Keegan's internal management books and records pertaining to their management of the Funds), conversations with and relationships between other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

145.   The RMK Funds had no employees or officers; all of their management was provided by either MAM or Morgan Keegan, or both. Without discovery, it is not possible to be more specific than the allegations herein as to which aspects of the wrongful conduct alleged herein is attributable to which of the defendants.

146.   Each of the Individual Defendants, by virtue of his, her or its high-level positions with the Funds and their management of or other relationship with the Funds, directly participated in the management of the Funds, was directly involved in the day-to-day operations of the Funds at the highest levels and was privy to confidential proprietary information concerning the Funds' and their investments, performance, business, operations, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition.

147.   Because   of   the   Individual   Defendants'   Board   memberships   and/or overlapping executive and managerial positions with, between and among the RMK Funds, MAM, Morgan Keegan, RFC Holding, Regions Bank, and/ Regions Bank, each of the Individual Defendants had access to the adverse undisclosed information about the Funds' and their investments, performance, business, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition and knew, or should have known, or recklessly disregarded, that these adverse facts rendered the   positive   representations   made   by   or   about   the   Funds   and   their   investments, performance, business, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition, as issued or adopted by the Funds and their management (including MAM), materially false and misleading.

148.   The   corporate   defendants,   because   of   their   employees'   interlocking positions of control and authority as officers and/or directors of the RMK Funds, MAM, RFC Holding, and/or Regions Bank, controlled the management of the RMK Funds and the content of the various SEC filings, press re-leases, sales materials, and other public statements pertaining to the Funds.

149. Defendants were provided, or should have been provided, with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and had the ability or opportunity to prevent their issuance or cause them to be corrected.

150.   Defendants   either   participated,   directly   or   indirectly,   in   the   wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein; knew, or in the exercise of reasonable care, should have known, of the

misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

VII. LEGAL CLAIMS

COUNT I

**For Violations of Section 11 of the Securities Act
Against Select Funds, Inc., the Select High Fund, the Select
Intermediate Fund, the RHY Fund, and the Director Defendants**

151. Plaintiffs repeat and re-allege the allegations above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct. For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

152. Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this count pursuant to Section 11 of the Securities Act against, Select Funds, Inc., the Select High Fund, the Select Intermediate Fund, the RHY Fund, and the "Director Defendants," who are defendants Allen Morgan, Alderman, Blair, Johnson, Mann, McFadden, Pitman, Willis, Anthony, Sullivan, Maxwell, Joseph Weller, and Thompson Weller and the "Compliance Officer Defendants,"who are defendants Wood and George.

153. The Director Defendants were directors of one or more of the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund at the time those Funds filed

61

registration statements that were misleading or failed to disclose material information and/or signed such registration statements.

154.   The RHY Fund was the registrant for that Fund's registration statement and issued shares pursuant to the RHY offering materials.

155.   Select Funds, Inc. was the registrant for the Select High Funds' registration statements and issued shares pursuant to the Select High Fund's offering materials.

156.   Select Funds, Inc. was the registrant for the Select Intermediate Fund's Registration Statements and issued shares pursuant to the Select Intermediates Fund's offering materials.

157.   As set forth above, the registration statements and offering materials for the Select High Fund, the Select Intermediate Fund, and the RHY Fund contained, throughout the Relevant Period, untrue statements of material fact. In addition, these filings omitted to state other facts necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing these materials.

158.   Select Funds, Inc., the Select High Fund, the Select Intermediate Fund, and the RHY Fund are strictly liable for the material misstatements and omissions contained in their respective offering materials.

159.   The defendants named in this Count owed to plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the registration statements and offering materials for the Select Intermediate Fund, the Select High Fund, and the RHY Fund, to ensure that the statements contained or incorporated by reference

therein were true and that there was no omission to state a material fact necessary to make the statements contained therein not misleading.

160.   The defendants in this Count did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the referenced materials, and did not possess reasonable grounds for believing that the materials did not contain untrue statements or omit to state material facts necessary to make the statements therein not misleading.

161.   Similarly, the defendants named in this Count were negligent in failing to conduct a reasonable investigation of the statements contained in above-referenced materials concerning these Funds' financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

162.   Those plaintiffs who invested in the Select Intermediate Fund, the Select High Fund, and/or the RHY Fund purchased shares issued pursuant or traceable to the registration statements and offering materials of those funds and were damaged thereby.

163.   The plaintiffs who bring this Count did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the referenced offering materials when they purchased or acquired their securities.

164.   By reason of the foregoing, the defendants named in this Count are liable to the plaintiffs, who bring this Count for violations of Section 11 of the Securities Act and to

recover all damages sustained by plaintiffs in connection with their RMK Fund investments, plus, pre-judgment interest.

COUNT II

For Violations of Section 12(a)(2) of the Securities Act Against Select Funds Inc., the Select High Fund, the Select Intermediate Fund, RHY Fund, and Kelsoe

165.   Plaintiffs repeat and re-allege the allegations above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct.

166.   For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

167.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this Count pursuant to Section 12(a)(2) of the Securities Act against, Select Funds, Inc., Select High Fund, Select Intermediate Fund, RHY Fund and James Kelsoe.

168.   The defendants in this Count were issuers and sellers of the three funds at issue in this Count.

169.   The defendants in this Count solicited the purchase of the Funds shares by the use of means or instruments of transportation or communication in interstate commerce or of the mails and by means of the Funds' offering materials.

170.   As set forth above, the registration statements and offering materials for the Select High Fund, the Select Intermediate Fund, and the RHY Fund contained, at the time of their registration and throughout the Relevant Period, untrue statements of material fact. In addition, these filings omitted to state other facts necessary to make the statements

64

therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing these materials.

171.   The Select High Fund, the Select Intermediate Fund, and the RHY Fund are strictly liable for the material misstatements and omissions contained in their respective offering materials. Defendant Kelsoe is liable because of his active promotion of the RMK Funds and his participation in and approval of the funds' misleading registration statements, prospectuses, shareholder reports, and sales materials.

172.   The defendants named in this Count owed to plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the registration statements and offering materials for the Select Intermediate Fund, the Select High Fund, and the RHY Fund, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

173.   These defendants did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the referenced materials, and did not possess reasonable grounds for believing that the materials did not contain an untrue statement or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

174.   Similarly, the defendants named in this Count were negligent in failing to conduct a reasonable investigation of the statements contained in referenced materials concerning these Funds' financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not

possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

175. Those plaintiffs who invested in the Select Intermediate Fund, the Select High Fund, and/or the RHY Fund purchased shares issued pursuant or traceable to the misleading registration statements and offering materials of those funds and were damaged thereby.

176. The plaintiffs who bring this Count did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the referenced offering materials when they purchased or acquired their securities.

177. By reason of the foregoing, the defendants named in this Count are liable to the plaintiffs who bring this Count for violations of Section 12(a)(2) of the Securities Act and for all damages sustained by plaintiffs in connection with their RMK Fund investments, plus, pre-judgment interest.

COUNT III

For Violations of Section 15 of the Securities Act, Asserted Against MAM, Morgan Anthony, Alderman, Anthony, Sullivan, Joseph Weller, RFC Holding, and RFC

178. Plaintiffs repeat and re-allege each and every allegation above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct. For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

179.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this Count pursuant to Section 15 of the Securities Act against MAM, Allen Morgan, Anthony, Alderman, Sullivan, Joseph Weller, RFC, and RFC Holding.

180.   The Select High Fund, the Select Intermediate Fund, and the RHY Fund violated Section 11 of the Securities Act by filing registration statements and offereing materials that contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the materials.

181.   The Select High Fund, the Select Intermediate Fund, the RHY Fund and Kelsoe violated Section 12(a)(2) of the Securities Act by soliciting the purchase of RMK Multi-Sector's shares by means of offering materials that contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the materials.

182.   The defendants in this Count were controlling persons of Select High Fund, Select Intermediate Fund, and RHY Fund when these funds' offering materials were filed and became effective, because of their ownership and/or senior executive positions with the RMK Funds; their direct involvement in the Funds' day-to-day operations; their supervisory authority, and their signatures on and participation in the preparation and dissemination of the funds' offering materials.

183.   As set forth above, the defendants in this Count each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of Select High Fund, the Select Intermediate Fund, and the RHY Fund, including the content of their financial statements and offering materials.

184.   The defendants in this Count acted negligently and without reasonable care regarding the accuracy of the information contained and incorporated by reference the registration statements and prospectuses of the Select High Fund, the Select Intermediate Fund, and the RHY Fund and lacked reasonable grounds to believe that such information was accurate and complete in all material respects.

185.   The plaintiffs in this Count purchased shares pursuant or traceable to the offering materials of the Select High Fund, the Select Intermediate Fund, and the RHY Fund and were damaged thereby.

186.   Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the offering materials of the Select High Fund, the Select Intermediate Fund, and the RHY Fund when they purchased or acquired the securities.

187.   By reason of the foregoing, the defendants in this Count are liable to plaintiffs for violations of Section 15 of the Securities Act and for the damages requested above.

COUNT IV

**For Violations of Section 10(b) of the Exchange Act and SEC Rule
10b-5 Asserted by Plaintiffs Against the RMA Fund, the
RSF Fund, the RHY Fund, Select Funds, Inc., the Select High Fund, the
Select Intermediate Fund, and Kelsoe, Anthony, Sullivan, and Joseph Weller**

188.   Plaintiffs repeat and re-allege each and every allegation set forth above as if fully set forth herein.

189.   Plaintiffs who invested in the RMA Fund, the RMH Fund, the RSF Fund, the RHY Fund, the Select High Fund, and the Select Intermediate Fund assert this Count pursuant to Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder against the RMA Fund, the RSF Fund, the RHY Fund, Select Funds, Inc., Kelsoe, Anthony, Sullivan, and Joseph Weller (the last four individuals are referred to as the "Officer Defendants".

190.   As alleged herein, in connection with the sale and operation of the above-referenced RMK Funds, throughout the Relevant Period, these defendants, individually and in concert, directly and indirectly, by the use of the means or instrumentalities of interstate commerce, the mails and/or the facilities of national securities exchanges, intentionally and recklessly made untrue statements of material fact and/or omitted to state material facts necessary to make their statements not misleading and carried out a plan, scheme and course of conduct, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. These defendants intended to and did, as alleged herein, (i) misled and defrauded the investing public, including plaintiffs, regarding the investment strategy, holdings, and risks of the RMK Funds; (ii) artificially inflated and maintained the prices of these Funds' publicly traded securities as alleged herein; and (iii) caused plaintiffs to purchase these Funds' securities at artificially inflated prices.

191.   The Officer Defendants were individually and collectively responsible for making the false and misleading statements and omissions alleged herein and having engaged in a knowing course of conduct designed to deceive plaintiffs, by virtue of having

69

prepared, approved, signed and/or disseminated the offering materials and financial statements of the RMK Funds, which contained untrue statements of material fact and/or omitted facts necessary to make the statements therein not misleading.

192.   As set forth above, defendants made their false and misleading statements and omissions and engaged in the fraudulent activity described herein knowingly and intentionally, or in such a deliberately reckless manner as to constitute willful deceit and fraud upon plaintiffs.

193.   The defendants in this Count misled not only investors, but also misled the Morgan Keegan financial advisors who recommended the RMK Funds to plaintiffs. As Gary Springer stated in the above-referenced email in May 2007, even Morgan Keegan financial advisors did not understand the complexity and risks of the RMK Funds, nor were they aware of the numerous, undisclosed facts add the fraudulent conduct discussed above.

194.   In ignorance of the false and misleading nature of these defendants' statements and omissions, and relying directly or indirectly on those statements or upon the integrity of the market prices for the publicly traded securities of RMK Funds, plaintiffs purchased these RMK without knowledge of their true nature and risks and at artificially inflated prices. Had plaintiffs known the true facts concerning defendants' misrepresentations and the material risks that were not disclosed, plaintiffs would not have invested in these Funds.

195.   By virtue of the foregoing, the defendants in this Count are liable for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder

and all damages sustained by plaintiffs in connection with their investments in these three

funds.


COUNT V

**For Violations of Section 20(a) of the Exchange
Act Against Defendants RFC Holding, RFC, Allen
Morgan, Alderman, Anthony, Sullivan, and Joseph Weller**


196.   Plaintiffs repeat and re-allege each of the allegations set forth above as if

fully set forth herein.

197.   This Count is asserted pursuant to Section 20(a) of the Exchange Act

against MAM, RFC Holding, RFC, Allen Morgan, Alderman, Anthony, Sullivan, and

Joseph Weller.

198.   Specifically, this Count is asserted against RFC and RFC Holding as

controlling persons of the RMK Funds; MAM as controlling person of the RMK Funds

and Kelsoe; and Allen Morgan, Alderman, Anthony, Sullivan, and Joseph Weller as

officers and directors of the Funds.

199.   Each of the defendants named in this Count, by virtue of their conduct and

positions as the manager of, and investment adviser to, the RMK Funds, as administrator,

officers, or directors of the RMK Funds, or as parent companies of the Funds, were

controlling persons of the RMK Funds. The defendants named in this Count abused their

control and domination of the RMK Funds. As discussed above, defendant Allen Morgan

directed Defendant Carter Anthony, President of MAM from 2001 through 2006, to "leave

Kelsoe alone" and to give Kelsoe whatever he wanted or needed. The defendants named in

this Count managed the RMK Funds and directly or indirectly controlled the RMK Funds, or were officers or directors of the RMK Funds, and materially participated in the conduct giving rise to the liability asserted herein.

200. The defendants named in this Count had knowledge of, and participated in, the RMK Funds' transaction of business, and otherwise by exercising control over the RMK Funds. Accordingly, the defendants named in this Count had the power to control the general business affairs of the RMK Funds, and the power to directly or indirectly control or influence the specific corporate policy (*e.g.*, the content of the RMK Funds' financial statements and other public statements).

201. The defendants named in this Count are persons who controlled the RMK Funds, which are liable under Section 10(b) of the Exchange Action and SEC Rule 10b-5 thereunder. Defendants are therefore liable jointly and severally with and to the same extent as the RMK Funds and other primary violators noted in Count IV above.

202. By reason of the foregoing, defendants named in this Count are liable for all damages sustained by plaintiffs in connection with their RMK Fund investments.

COUNT VI

Against MAM for vicarious liability for Kelsoe's Violations of Section 12 of the Securities Act And Of Section 10(b) of the Exchange Act and SEC Rule 10b-5

203. Plaintiffs repeat and re-allege the allegations set forth above.

204. This Count is asserted against MAM for vicarious liability with respect to the unlawful conduct of Kelsoe.

205. As noted in Counts II and IV above, Kelsoe violated Section 12 of the Securities Act and of Section 10(b) of the Exchange Act and SEC Rule 10b-5 in connection with plaintiffs,' purchases of the RMK Funds.

206.   During the Relevant Period, Kelsoe worked as the employee and/or agent of MAM in managing the RMK Funds and engaging in the activities, misconduct, and omissions set forth above.

207.   Thus, under principles of agency and respondeat superior, MAM is vicariously liable for Kelsoe's violations of law and for the damages that were incurred by plaintiffs.

PRAYER FOR RELIEF

Therefore, plaintiffs respectfully request judgment as follows:

A.   Declaring and determining that defendants violated the Securities Act and Exchange Act by reason of the acts and omissions alleged herein;

B.   Restitution of investors' monies of which they were defrauded;

C.   Awarding plaintiffs compensatory damages against all defendants, jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

D.   Awarding Plaintiffs the right to rescind the RMK Funds' securities to the extent they continue to hold such securities;

E.   Granting plaintiffs such other and further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Respectfully submitted,

73

/s/ H. Naill Falls Jr.
H. Naill Falls Jr., TN BPR #6787
John B. Veach III, TN BPR #8994
FALLS & VEACH
1143 Sewanee Rd.
Nashville, TN 37220
615/242-1800

/s/ Scott T. Beall

Scott T. Beall
6800 Poplar Avenue
Atrium I, Suite 215
Memphis, TN 38138
901/681-0500

/s/ Andrew P. Campbell
Andrew P. Campbell
Caroline S. Gidierer
20 20th Street North Suite 2000
Birmingham, AL 35203
205/251-5900

Attorneys for Plaintiffs

74

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
AT MEMPHIS

_____

GERALD ADKINS,)	
JOHN BARRINGER,)	No. _____
EARL BENTZ,)	
NORMAN AND ELLEN)	
CHRISTIANSON,)	JURY DEMAND
STEVEN J. EISEN,)	
JAMES L, GREGORY,)	
TAYLOR HENRY.)	
RICHARD LEATHERMAN.,)	
DANIEL MADDOX,)	
JAMES N. MADDOX,)	
ROBERT O'REILLY,)	
JOSEPH RUSSELL,)	
MARDI STREET P/A FOR ANN)	
S. STREET AND ROBERT H. STREET,)	
MAX AND VICTORIA WAGGERMAN,)	
BARRY AND PHYLLIS BRADSHAW)	
RICHARD AND CAROLYN BLAND,)	
KRITZ FAMILY LLC,)	
CLIFFORD LEE MOR PARTNERS,)	
JAMES MCDANIEL,)	
RICHARD MCDANIEL,)	
JOHN BANNISTER,)	
DAVID RONAKY,)	
KARYN ALLEN,)	
REESE AND REBECCA AUSTIN,)	
WILLIAM AND JEANNE BOSCHERT,)	
ANNE BROWNE ,)	
RICHARD ISAAC, EXECUTOR OF THE)	
ESTATE OF COLEMAN BRYANT,)	
JAMES P. FARRELL,)	
JULIA C. FARRELL,)	
GREG AND SUSAN GILLULY,)	
JAY AND TERI HIRT,)	
LOUIS LILES,)	
JUDITH RINGEL ,)	
GARY AND LESLIE SILLER,)	
MICHAEL ROBINSON,)	
FIRST TENNESEE BANK, TRUSTEE)	
OF THE FRANK W. SMYTH GRAND-\ )	
CHILDREN TRUST,)	

MICHAEL ROBINSON, EXECUTOR   )
OF ESTATE OF ROSE SMYTH,   )
MICHAEL AND VALERIE THOMPSON,)
ANN S. WACHTLER,   )
MARY SHAW RODGERS GST   )
EXEMPT TRUST U/W OF W.B. SHAW,)
MARY SHAW RODGERS GST EXEMPT)
 TRUST U/W OF FRANCES W. SHAW,   )
BOBBY J. RODGERS AND MARY SHAW)
JERRY M. AND MARY H. TAYLOR,   )
DAVID R. BERDEAUX,   )
WILLIAM JASON GRACE,   )
MILDRED O. WELLS,   )
LAMAR POTTS AND ANN M. POTTS,   )
NEIL W. SAVAGE REVOCABLE TRUST,)
CHARLES SMITH,   )
BEVERLY VOGT,   )
RICHARD N. OLDHAM,   )
J. CHARLES AND LOENA P. BOLING,   )
CARROLL L. JOACHIMI,   )
JUDY J. JOACHIMI,   )
WALTER L REED JR.,   )
SUSAN S. CHANDLER,   )
NORMAN MARIK,   )
JULIA ANN SEXTON,   )
DONNA K. MCENIRY,   )
WADE DOUGLAS CASEY,   )
MARK K. LEWIS,   )
CHARLES E. BUTTERWORTH JR.,   )
FAMILY TRUST BY JOYCE,   )
BUTTERWORTH-ENGLER, TRUSTEE,   )
JOYCE BUTTERWORTH-ENGLER,   )
T.J. KASSOUF AND MARY JO KASSOUF)
SHIRLEY A. KELEE AND KIMBERLY   )
 A. GLASGOW, JTWROS,   )
SHIRLEY A. KELEE-IRA,   )
JAMES W. NABORS AND WILMA   )
 H. NABORS,   )
ELLEN DAVIES ROGERS,   )
DARCIE A. SIMMONS,   )
BONNIE FAE SPARKS-MITCHELL,   )
HAROLD L. AND BETTY J. BYARS,   )
CHRISTINA MOORE HOWTON AS   )
CONSERVATOR AND GUARDIAN FOR)
JOSIE PERKINS,   )
LEROY J. BENTON AND MARGARET   )

WELCH BENTON,)
TIMOTHY M. DOWE AS POA FOR)
JEAN D. DOWE,)
LASANDRA MCKINZIE,)
JONATHAN AND TASHARA MCKINZIE)
MARY ANN WALKER,)
MAURY BRONSTEIN,)
GENE HOLCOMB,)
ALBERT EDWARD HOLLIDAY)
LIVING TRUST,)
MARGARET VIRGINIA HOLLIDAY)
LIVING TRUST,)
MIKE P. STURDIVANT, DECEASED)
BY YGONDINE W. STURDIVANT,)
PALMER S. ALBERTINE,)
KATHY M. ALBERTINE,)
PETER J. AND KENDALL S. TASHIE,)
JOHN ALBRIGHT,)
SAMUEL J. AND SUZAN M. DAVIS,)
WILLIAM H SMYTH, III,)
WILLIAM H SMYTH, III, TRUSTEE OF)
THE WILLIAM H. SMYTHE U/A TRUST)
U/A 12-29-87, WILLIAM H SMYTH, III,)
TRUSTEE OF THE SMYTHE)
CHILDREN'S TRUST #2 FBO)
KATHERINE S. THINNESS)
U/A 12-29-87, THE ODESSA FIREMEN'S)
RELIEF & RETIREMENT FUND)
BOARD OF TRUSTEES,)
JAMES T. McCARVER,)
DAVID AND REBECCA DEBERRY)
CO-TRUSTEES OF THE DEBERRY)
REVOCABLE LIVING TRUST,)
REBECCA DEBERRY, TRUSTEE OF)
THE SHARON LYNN DEBERRY)
IRREVOCABLE TRUST I,)
DAVID DEBERRY, TRUSTEE OF THE)
SHARON LYNN DEBERRY)
IRREVOCABLE TRUST II,)
REBECCA DEBERRY, TRUSTEE OF)
THE DAVID KEITH DEBERRY)
IRREVOCABLE TRUST I,)
DAVID DEBERRY, TRUSTEE OF THE)
DAVID KEITH DEBERRY)
IRREVOCABLE TRUST II,)
REBECCA DEBERRY, TRUSTEE)

OF THE SHEIA ANN DEBERRY LEA   )
IRREVOCABLE TRUST I,   )
DAVID DEBERRY, TRUSTEE   )
OF THE SHEIA ANN DEBERRY LEA   )
IRREVOCABLE TRUST II, GUS AND   )
PRESCILLA DENTON, S. TERRY   )
CANALE, LARRY R. SMITH, DONALD)
G. SMITH, BETTY J. SMITH, S, TERRY)
CANALE, MARVIN E. BRUCE,   )
TRUSTEE OF THE MARVIN BRUCE   )
LIVING TRUST SHELBY PARTNERS,   )
)
    Plaintiffs,   )
)
    v.   )
)
REGIONS MORGAN KEEGAN SELECT   )
HIGH INCOME FUND, INC.,   )
RMK HIGH INCOME FUND, INC.,   )
RMK STRATEGIC INCOME FUND,   )
INC., RMK ADVANTAGE INCOME   )
FUND, INC., RMK MULTI-SECTOR   )
HIGH INCOME FUND, INC., REGIONS)
FINANCIAL CORPORATION,   )
RFC FINANCIAL HOLDING, LLC   )
AND REGIONS INVESTMENT   )
MANAGEMENT, INC.   )
)
    Defendants.   )

COMPLAINT

TABLE OF CONTENTS

I. PRELIMINARY STATEMENT

1.   The plaintiffs in this action lost money investing in six income funds that were operated, managed, directed and/or sold by defendants: the Regions Morgan Keegan Select High Income Fund (the "Select High Fund"), the Regions Morgan Keegan Select Intermediate Bond Fund (the "Select Intermediate Fund"), the RMK High Income Fund (the RMH Fund"), the RMK Advantage Income Fund (the "RMA Fund"), the RMK Strategic Income Fund (the "RSF Fund"); and the RMK Multi-Sector High Income Fund (the "RHY Fund") (collectively, the "RMK Funds").

2.   The defendants engaged in unlawful conduct in connection with the sale of the RMK Funds to plaintiffs during the years 2002-2008 (the "Relevant Period"), ultimately resulting in catastrophic losses.

3.   Plaintiffs bring this action seeking to recover losses they sustained as a result of defendants' repeated violation of federal securities laws in connection with the sale of the RMK Funds.

4.   Plaintiffs' allegations are based upon personal knowledge as to themselves and their own acts, and upon information and belief as to all other matters. Plaintiffs' allegations concerning matters other than themselves and their own acts are based upon, among other things: (i) review and analysis of documents filed publicly by the RMK Funds with the SEC; (ii) review and analysis of press releases, news articles, and other public statements issued by or concerning the RMK Funds and other defendants named herein; (iii) review and analysis of research reports issued by financial analysts concerning the RMK Funds' securities and securities held in the RMK Funds' portfolios; (iv) other publicly available information and data concerning the RMK Funds, including information

concerning investigations and regulatory actions pursued by the SEC, the Alabama Securities Commission, the Kentucky Department of Financial Institutions, the Mississippi Secretary of State's Office, the South Carolina Office of the Attorney General, and the Financial Industry Regulatory Authority ("FINRA"); (vi) review of testimony of former employees of the defendants herein; (vii) review and analysis of news articles, media reports, and other publications; and (viii) review and analysis of pleadings filed in other pending litigations naming certain of the defendants herein as defendants or nominal defendants.

II. JURISDICTION AND VENUE

5.   The claims asserted herein arise under Sections 11, 12, and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77k, 77*l* and 77*o*, Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the SEC, 17 C.F.R. § 240.10b-5.

6.   This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1331 and 1337(a).

7.   Venue is proper in this District pursuant to Section 22 of the Securities Act, Section 27 of the Exchange Act, and 28 U.S.C. § 1391(b), (c) and (d). Many of the acts and omissions charged herein, including the preparation and dissemination to the public of materially false and misleading information, occurred in substantial part in this District.

8.   In connection with the acts and conduct alleged herein, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but

not limited to the United States mail, interstate telephone communications, and the facilities of national securities exchanges and markets.

III. THE PARTIES AND MATERIAL NON-PARTIES

A. Plaintiffs

9.   The plaintiffs, each of whom invested in one or more of the RMK Funds during 2002-2008 (the "Relevant Period") are:

1) Gerald Adkins is a resident of Kentucky.

2) John Barringer is a resident of Tennessee.

3) Earl Bentz is a resident of Tennessee.

4) Norman and Ellen Christianson are residents of Colorado.

5) Steven J. Eisen is a resident of Tennessee.

6) James L. Gregory is a resident of Alabama.

7) Taylor Henry is a resident of Tennessee.

8) Richard Leatherman is a resident of Tennessee.

9) Daniel Maddox is a resident of Tennessee.

10) James N. Maddox is a resident of Tennessee.

11) Robert O' Reilly is a resident of Tennessee.

12) Joseph Russell is a resident of Tennessee.

13) Mardi Street P/A for Ann S. Street and Robert H. Street is a resident of Tennessee.

14) Max and Victoria Waggerman are residents of Tennessee.

15) Barry and Phyllis Bradshaw are residents of Arkansas.

16) Richard and Carolyn Bland are residents of Tennessee.

17) Kritz Family LLC is located in Tennessee.

18) Clifford Lee Mor Partnersis a Florida partnership.

19) James McDaniel is a resident of Tennessee.

20) Richard McDaniel is a resident of Tennessee.

21) John Bannister is a resident of Tennessee.

22) David Ronaky is a resident of Tennessee.

23) Karyn Allen is a resident of Tennessee.

24) Reese and Rebecca Austin are residents of Tennessee.

25) William and Jeanne Boschert are residents of Tennessee.

26) Anne Browne is a resident of Tennessee.

27) Richard Isaac, Executor of the Estate of Coleman Bryant is a resident of Tennessee.

28) James P. and Julia C. Farrell are residents of Tennessee.

29) Greg and Susan Gilluly are residents of Tennessee.

30) Jay and Teri Hirt are residents of Tennessee.

31) Louis Liles is a resident of Tennessee.

32) Judith Ringel is a resident of Tennessee.

33) Gary and Leslie Siller are residents of Tennessee.

34) Michael Robinson is a resident of Tennessee.

35) First Tennessee Bank, Trustee of the Frank W. Smyth GrandchildrenTrust is located in Tennessee.

36) Michael and Valerie Thompson are residents of Tennessee.

37) Ann S. Wachtler is a resident of Tennessee.

38) Mary Shaw Rodgers GST Exempt Trust U/W of W.B. Shaw and Mary Shaw Rodgers GST Exempt Trust U/W OF Frances W. Shaw is located in Alabama.

39) Bobby J. Rodgers and Mary Shaw Rodgers are residents of Alabama.

40) Jerry M. and Mary H. Taylor are residents of Alabama.

41) David R. Berdeaux is a resident of Alabama.

42) William Jason Grace is a resident of Alabama.

43) Mildred O. Wells is a resident of Alabama.

44) Lamar Potts and Ann M. Potts are residents of South Carolina.

45) Neil W. Savage Revocable Trust is located in Florida.

46) Charles Smith is a resident of Georgia.

47) Beverly Vogt is a resident of Alabama.

48) Richard N. Oldham is a resident of Alabama.

49) J. Charles and Loena P. Boling are residents of Alabama.

50) Carroll L. Joachimi is a resident of Tennessee.

51) Judy J. Joachimi is a resident of Tennessee.

52) Walter L. Reed Jr. is a resident of Tennessee.

53) Susan S. Chandler is a resident of Tennessee.

54) Norman Marik is a resident of Tennessee.

55) Julia Ann Sexton is a resident of Tennessee.

56) Donna K. McEniry is a resident of Tennessee.

57) Wade Douglas Casey is a resident of Alabama.

58) Mark K. Lewis is a resident of Alabama.

59) Joyce Butterworth-Engler, Trustee of the Charles E. Butterworth Jr. Family Trust, resides in Alabama.

60) Joyce Butterworth-Engler resides in Alabama.

61) T.J. Kassouf and Mary Jo Kassouf are residents of Alabama.

62) Shirley A. Kelee and Kimberly A. Glasgow are residents of Alabama.

63) Shirley A. Kelee is a resident of Alabama.

64) James W. Nabors and Wilma H. Nabors are residents of Alabama.

65) Ellen Davies Rogers is a resident of Alabama.

66) Darcie A. Simmons is a resident of Alabama.

67) Bonnie Fae Sparks-Mitchell is a resident of Alabama.

68) Harold L. and Betty J. Byars are residents of Alabama.

69) Christina Moore Howton, Conservator and Guardian for Josie Perkins is a resident of Alabama.

70) Leroy J. Benton and Margaret Welch Benton reside in Alabama.

71) Timothy M. Dowe as POA for Jean D. Dowe is a resident of New York.

72) Lasandra McKinzie is a resident of Alabama.

73) Jonathan and Tashara McKinzie are residents of Alabama.

74) Mary Ann Walker is a resident of Georgia.

75) Maury Bronstien is a resident of Tennessee.

76) Gene Holcomb is a resident of Tennessee.

77) Albert Edward Holliday and Margaret Virginia Holliday Living Trust reside in Louisiana.

78) Mike P. Sturdivant, deceased by Ygondine W. Sturdivant, who resides in Mississippi.

79) Palmer S. Albertine and Kathy M. Albertine are residents of Tennessee.

80) Peter J. and Kendall S. Tashie are residents of Tennessee.

81) John Albright is a resident of Tennessee.

82) Samuel J. and Suzan M. Davis are residents of Tennessee.

83) William H Smyth, III, a resident of Tennessee, brings this case individually and as trustee of The William H. Smythe U/A Trust U/A 12-29-87, and The Smythe Children'S Trust #2 FBO Katherine S. Thinness U/A 12-29-87.

84) The Odessa Firemen's Relief & Retirement Fund Board of Information is located in Texas.

85) James T. Carver is a resident of Florida.

86) David and Rebecca Deberry, residents of Nevada, bring this action as trustees of the the Deberry Revocable Living Trust, the Sharon Lynn Deberry Irrevocable Trust I, Sharon Lynn Deberry Irrevocable Trust II, the David Keith Deberry Irrevocable Trust I, the David Keith Deberry Irrevocable Trust II, the Sheia Ann Deberry Lea Irrevocable Trust I, and the Sheia Ann Deberry Lea Irrevocable Trust I, and David Deberry, Trustee of the Sheia Ann Deberry Lea Irrevocable Trust II.

87) Gus and Prescilla Denton are residents of Tennessee and are owners of Shelby Partners, a Tennessee partnership.

88) S. Terry Canale is a resident of Tennessee.

89) Larry R. Smith is a resident of Arkansas.

90) Donald G. Smith is a resident of Arkansas.

91) Betty J. Smith is a resident of Arkansas.

92) S. Terry Canale is a resident of Tennessee.

93) Marvin E. Bruce, Trustee of the Marvin E. Bruce Living Trust is a resident of Tennessee.

B. **Defendants**

10.   Defendant Regions Morgan Keegan Select Fund High Income, Inc. ("Select Funds, Inc.") was organized as a Maryland corporation on October 27, 1998 with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. The company was an open-end, management investment company registered under the Investment Company Act ("ICA") and offered three portfolios or "series" of common stock, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund ("Select Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("Select High Fund"). These funds issued redeemable common stock pursuant to the Company's Articles of Incorporation and the ICA § 5(a)(1), 15 U.S.C. § 80a-5(a)(1). The Select Intermediate and Select High Income Funds began operation on March 22, 1999.

11.   Defendant RMK High Income Fund, Inc. ("RMK High Income" or "RMH") was organized as a Maryland corporation on April 16, 2003, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK High Income was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK High Income

commenced investment operations on June 24, 2003. During the Relevant Period, RMK High Income's shares actively traded on the NYSE under the ticker symbol "RMH."

12.   Defendant RMK Strategic Income Fund, Inc. ("RSF Fund") was organized as a Maryland corporation on March 18, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Strategic was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK Strategic commenced investment operations on March 18, 2004. During the Relevant Period, RMK Strategic's shares actively traded on the NYSE under the ticker symbol "RSF."

13.   Defendant RMK Advantage Income Fund, Inc. ("RMA Fund"), was organized as a Maryland corporation on September 7, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Advantage was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK Advantage commenced investment operations on November 8, 2004. During the Relevant Period, RMK Advantage's shares actively traded on the NYSE under the ticker symbol "RMA"

14.   Defendant RMK Multi-Sector High Income Fund, Inc. (" "RHY Fund") was organized as a Maryland corporation on January 19, 2006, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Multi-Sector was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. During the Relevant Period, RMK Multi-Sector's shares actively traded on the NYSE under the ticker symbol "RHY."

15.   Defendant Regions Financial Corporation ("RFC"), a Delaware corporation, is a financial holding company that provides banking and other financial services through its subsidiaries. RFC is headquartered at 1900 Fifth Avenue North, Birmingham, Alabama 35203. RFC is the ultimate parent corporation of Regions Investment Management, formerly known as, and the successor of, Morgan Asset Management, Inc. ("MAM") and also the former ultimate parent company of Morgan Keegan & Co., Inc., which served as underwriter of and provided other services to the RMK Funds. As corporate parent, RFC controlled a tight cluster of overlapping and interwoven enterprises that operated as a unified complex and treated the revenue generated by MAM and Morgan Keegan as its own. RFC aggressively used its name to facilitate the retail investment services offered under the "Regions Morgan Keegan" or "RMK" brand. For example, in public filings and statements, RFC stated:

(a) "R[FC] is also combining the investment management expertise of Morgan Keegan and Regions Trust into Morgan Asset Management. . . ."

(b) "[RFC's] investment and securities brokerage, trust and asset management division, Morgan Keegan, Inc., provides services from over 400 offices."

(c) "As a Regions Morgan Keegan Trust client, you enjoy: . . . Investment Intellect: Your investments are professionally managed by [MAM], our nationally-recognized investment manager."

(d) "[RFC] provides . . . brokerage and trust services in over 400 offices of Morgan Keegan . . . Morgan Keegan's lines of business include . . . trust and asset management."

(e) "[RFC's] primary source of brokerage, investment banking, and trust revenue is its subsidiary, Morgan Keegan. Morgan Keegan's revenues are predominantly recorded in the brokerage and investment banking and trust department income lines. . . ."

16. RFC Financial Holding, LLC ("RFC Holding"), formerly known as, and the successor to MK Holding, Inc., is a wholly owned subsidiary of RFC and was during 2004-2008 ("the Relevant Period"), the parent company of Morgan Asset Management, Inc. (" MAM"), now known as Regions Investment Management, Inc.

17. Defendant Regions Investment Management, Inc. was formerly known as and is the successor to Morgan Asset Management, Inc. and will be referred to herein as "MAM." During the Relevant Period, MAM was wholly owned by RFC Holding, Inc and indirectly owned by RFC. MAM was a Tennessee corporation and a federally registered investment advisor with the SEC, and was the RMK Funds' Investment Advisor during the Relevant Period (2002-2008) and had its principal office in Memphis, Tennessee. MAM served as the RMK Funds' investment advisor and manager under advisory agreements with the Funds. The Advisory agreements provided that MAM was to manage the investments and other affairs of the RMK Funds. MAM was responsible for managing the RMK Funds' portfolios and for making purchases and sales of portfolio securities consistent with the Funds' respective investment objectives, policies and limitations described in the Funds' Prospectuses and Statements of Additional Information. MAM described itself in press releases as "the investment advisory arm of Regions Financial Corporation."

C. Material Non-Parties

18. James C. Kelsoe, Jr., CFA, a resident of Tennessee, was during the Relevant Period the Senior Portfolio Manager of the RMK Funds and of MAM. In addition to Kelsoe's duties regarding management of the Funds and selection of investments, Kelsoe was responsible for reviewing information regarding holdings of the Funds to be included in marketing materials and filings with the SEC. Kelsoe also was responsible for supervising his staff's involvement with these processes, as well as their interaction with third parties. Kelsoe had the most knowledge at MAM about the nature of the holdings of the Funds, including the types of securities being purchased or sold for the Funds, the risks associated with the holdings, and the correlation of the holdings among the Funds. Kelsoe and his staff provided information for the preparation of regulatory filings, marketing materials, reports, and communications about the Funds. Kelsoe contributed to and delivered commentaries for the Funds and management discussions of Fund performance. The SEC filings for the Funds, for which Kelsoe and his staff furnished information regarding holdings of each of the Funds, were provided to Kelsoe for his review prior to filing. Kelsoe was also employed by Morgan Keegan, and was registered with the Financial Industry Regulatory Authority ("FINRA"), as a representative of Morgan Keegan. Kelsoe signed the letters to shareholders in Select Funds, Inc.'s annual and semi-annual reports to shareholders, including the "management discussion of fund performance" or "management discussion and analysis" for each Fund, for June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, June 30, 2006, December 31, 2006, June 30, 2007, and December 31, 2007. Also, Kelsoe signed RMH's Form N-CSRS Certified Semi- Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005,

June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006. In addition, Kelsoe promoted the RMK Funds in numerous meetings with Morgan Keegan clients and other prospective investors.

19.   Allen B. Morgan, Jr., was, during 2002-2007 a Director and Chairman of Select Funds, Inc. and is a resident of Tennessee. He also served as a Director and Vice-Chairman of Regions, a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director and Chief Executive Officer of Morgan Keegan. He signed the Select Funds Form N-1A registration statements, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements and which incorporated by reference Select Funds, Inc.'s annual report to shareholders. As a director of Select Funds, Inc., Morgan reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

20.   J. Kenneth Alderman was during the Relevant Period a Director of the RMK Funds and is a resident of Alabama. He also has been President of Regions Morgan

Keegan Trust and Vice-Chairman and Chief Executive Officer of MAM. He has been Executive Vice President of Regions. He is a Certified Public Accountant and he holds the Chartered Financial Analyst designation. He signed Select Funds, Inc.'s registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Alderman reviewed or was responsible for reviewing its registration statement and all amendments thereto and the annual, semi-annual and quarterly reports to shareholders. Alderman also signed the RHY Offering Materials.

21. Jack R. Blair was, from 2005 until December 31, 2007, a Director of Select Funds, Inc. and is a resident of Tennessee. He signed Select Funds, Inc. registration statement, or amendments thereto, dated August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements, As a director of Select Funds, Inc., Blair reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to share- holders.

22. Albert C. Johnson was from 2005 through the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. He has been an independent financial consultant and has served as a director or chief financial officer of other companies. He also was with Arthur Andersen LLP. He signed Select Funds, Inc. registration statement, or amendments thereto, dated August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Johnson reviewed or was

responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

23.   William Jefferies Mann was a Director of Select Funds, Inc. from 1999 until at least August 2005 and is a resident of Tennessee. He has been Chairman and President of Mann Investments, Inc., a real estate and private investing business. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004 and September 1, 2005, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements.   As a director of Select Funds, Inc., Mann reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

24.   James Stillman R. McFadden was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Tennessee. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from the Company/Funds' audited annual financial statements. As a director of Select Funds, Inc., McFadden reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

25.   W. Randall Pittman was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, he held various positions with AmSouth Bancorporation (a bank holding company since acquired by Regions), including Executive

Vice President and Controller. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Pittman reviewed or was responsible for reviewing its registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

26. Mary S. Stone was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. She has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. She is also a former member of Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant. She signed the Company/Funds registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Stone reviewed or was responsible for reviewing Select Funds, Inc.'s registration statements and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

27. Archie W. Willis, III, was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Tennessee. He was a First Vice President of Morgan

Keegan from 1991 to 1999. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Willis reviewed or was responsible for reviewing its registration statement and all amendments thereto and its annual, semi-annual and quarterly reports to shareholders.

28.   In its annual reports to shareholders during all relevant times herein, Select Funds, Inc. held out Johnson, McFadden, Pittman and Stone as members of the company's Audit Committee and as "financial experts." The company stated in its 2004 and 2005 annual reports to the Funds' shareholders: "The Fund's Board of Directors (the "Board") has determined that James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR." In the 2006 annual report to the Funds' shareholders, the company added Albert C. Johnson to the others as "financial experts."

29.   Carter E. Anthony was President of the Funds from 2003 until at least August 2006 and is a resident of Alabama. From 2002 to 2006, he was President and Chief Investment Officer of MAM. From 2000 to 2002, he served as Executive Vice President and Director of Capital Management Group, Regions Financial Corporation. From 1989 to 2000, he was Vice President-Trust Investments, National Bank of Commerce. He signed Select Funds, Inc. registration statements, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006 and October 30, 2006. He signed

the letter to Select Funds, Inc.'s shareholders included in its annual and semi-annual reports for June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, and June 30, 2006. He signed Select Funds, Inc.'s Forms N-CSR annual, N- CSRS semi-annual, and N-Q quarterly reports for June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, May 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006. Anthony also signed each of the Closed End Funds' Offering Materials RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N- CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006; and RHY's Form N-Q Quarterly Statements of Portfolio Holdings dated August 29, 2006.

30.   Brian B. Sullivan was from August 2006 to 2008, President of the Funds and President and Chief Investment Officer of MAM and is a resident of Alabama. He also served as President of AmSouth Asset Management, Inc., which merged into MAM. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982, until 1996, Mr. Sullivan served in various capacities, including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 29, 2007. He signed the letter to Select Funds, Inc.'s shareholders included in the Company/Funds' annual and semi-annual reports for December 31, 2006, June 30, 2007, December 31, 2007. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N-Q quarterly reports for September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007. He also signed the Closed End Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

31.   Joseph C. Weller was from 1999 to at least October 2006 Vice President, Treasurer and Chief Financial Officer of the Select Funds, Inc., and is a resident of Tennessee. He has held positions as Executive Vice President and Chief Financial Officer, Treasurer and Secretary, and Executive Managing Director of Morgan Keegan. He also served as a Director of MAM from 1993 through the Relevant Period. He signed Select

Funds, Inc.'s Form N-1A registration statement, or amendments thereto, dated September 1, 2005, October 28, 2004, October 31, 2005, August 31, 2006, and October 30, 2006. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N-Q quarterly reports for June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, May 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006.

32. J. Thompson Weller, the son of Joseph C. Weller, was from 2006 through the Relevant Period, Treasurer, Assistant Secretary, and Chief Financial Officer of the Funds and is a resident of Tennessee. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan. He was with Arthur Andersen & Co. and Andersen Consulting before joining Morgan Keegan. He signed Select Funds, Inc.'s registration statement, or amendments thereto, dated October 29, 2007. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N- Q quarterly reports for September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007. Weller also signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RSF's Forms N- CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated

September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006, March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2 Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

33.   Charles D. Maxwell was during all relevant times herein Secretary and Assistant Treasurer of Select Funds, Inc. and is a resident of Tennessee. He also had been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of MAM. He was with the accounting firm of Ernst & Young LLP before joining Morgan Keegan. Maxwell had principal or primary responsibility for supervising the preparation of Select Funds, Inc.'s registration statement and amendments thereto and all other filings with the SEC.

34.   David M. George was until 2006 the Chief Compliance Officer of Select Funds, Inc. and is a resident of Tennessee. He was also a Senior Vice President of Morgan Keegan. He has over twenty years of industry experience in broker/dealer regulation but none in registered investment company regulation. George is a member of the NASD District 5 Focus Group and Securities Industry Association's Compliance and Legal Division.

35.   Michele F. Wood was, since 2006, the Chief Compliance Officer of Select Funds, Inc. and is a resident of Tennessee. She was the Chief Compliance Officer of MAM and a Senior Vice President of Morgan Keegan from 2006 through the Relevant Period. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006.

36.   Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein; knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

37.   The inndividuals discussed in ¶¶ 18-35 above are referred to herein as the Material Non-Parties.

IV. FACTS GIVING RISE TO PLAINTIFFS' CLAIMS

A. Overview of Misrepresentations And Omissions In The RMK Funds' SEC Filings

38.   The Securities and Exchange Commission ("SEC") promulgates, through its Forms N-1A and N-2, directives that open-end and closed-end management companies, respectively, must follow in the prospectuses they file with the SEC. [1] Form N-1 states that prospectuses filed by open-end management companies must:

- "**clearly disclose the fundamental characteristics** and **investment risks** of the Fund, using concise, straightforward, and easy to understand language" (emphasis

---

[1] Regions Morgan Keegan Select High Income Fund, Inc., which owned and operated the Regions Morgan Keegan Select High Income Fund and the Regions Morgan Keegan Select Intermediate Bond Fund, is an open-end management company. The other four RMK Funds were closed-end management companies.

supplied)

- "identify the Funds' **principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally**)" (emphasis supplied)

- "summarize the **principal risks** of investing in the Fund." (emphasis supplied)

- not "disproportionately emphasize investments or activities of the Fund that are not a significant part of the Funds' investment operations"

- "be designed to assist an investor in **comparing and contrasting the Fund with other Funds**"

39.   Similarly, Form N-2 states that prospectuses filed by closed-end management companies must:

- use "clear, concise, and understandable" language and include "only information needed to understand the **fundamental characteristics**" of the fund (emphasis supplied)

- "concisely describe the **investment objectives and policies of the Registrant that will constitute its principal portfolio emphasis**, including . . . the **types of securities in which the registrant will invest principally**" and must "briefly describe the **significant investment practices**" the fund intends to employ (emphasis supplied)

- "concisely describe the risks associated with an investment in the Registrant" and "discuss the **principal risk factors**" (emphasis supplied).

40.   The RMK Funds offering materials all stated that their primary investment objective was to seek a high level of current income. The secondary investment objective was capital growth when consistent with the primary investment objective. Each of the RMK Funds claimed to achieve their investment objectives by investing in a diversified portfolio consisting primarily of debt securities that the [Investment] Advisor believes offer attractive yield and capital appreciation potential, by focusing on investments in below investment grade securities, sometimes called "junk bonds."

41. These generic disclosures failed to comply with the SEC's disclosure directives and failed to provide investors with a meaningful understanding of the RMK Funds. As defendants well knew, at all times relevant to this case, the principal, fundamental strategy of the RMK Funds was a highly unusual concentration in structured, asset-backed securities, particularly the lowest, riskiest tranches of such structured securities. The Select High Income and Select Intermediate Bond RMK Funds utilized this strategy from the outset. And when the four, closed-end RMK Funds were offered in 2003, 2004, and 2006, defendants understood that these Funds would simply continue the existing strategy.[2]

42. Thus, the principal risk posed by an investment in the RMK Funds was the unusual risk associated with the lower tranches of structured securities. The income flow produced by the pool of assets backing a structured investment typically flows to the tranches in order of priority from top to bottom. For example, an eighth tier tranche receives income only after tranches 1-7 are fully paid. The lower tranches, which earn more interest if things go well, have highly leveraged risks that, in bad times, may result in complete losses. Furthermore, many of the lower tranch structured securities purchased by the RMK Funds could by contract be excluded from cash payments in the event of credit rating downgrades even if there had been no default. Again, this unusual risk was not disclosed.

43. Another huge (and undisclosed) risk with the structured securities in which the RMK Funds primarily invested was the fact that it was not feasible for Mr. Kelsoe and MAM to obtain sufficient information about the assets underlying the tranches purchased

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[2] In a July 17, 2007 conference call to Morgan Keegan brokers, Kelsoe, the RMK Funds' portfolio manager, stated that from the beginning, the RMK Funds' strategy was to invest in structured securities.

by the Funds, so that defendants continuously purchased assets without sufficient information to make individual risk analyses. Indeed, Mr. Kelsoe, the RMK portfolio manager, frequently attempted to get basic information concerning structured securities he had purchased weeks before.

44. In violation of SEC rules, the prospectuses and registration statements filed by the RMK Funds failed to disclose either their principal investment strategy or the unusual risks associated with that strategy – facts that were obviously highly material. The RMK Funds' SEC filings misleadingly numbed investors with an extensive laundry list of possible investments and risks, but gave them no fair notice of what the RMK Funds actually were doing and intended to do, nor fair notice of the attendant risks.

45. No other intermediate term or high-yield bond fund invested as heavily in structured financial instruments as did the RMK Funds in this case. On July 19, 2007, Bloomberg News quoted defendant James Kelsoe, senior portfolio manager of the RMK Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual RMK Funds didn't own much of this stuff" and that Kelsoe was "the one real big exception."

46. But the RMK Funds' SEC filings never gave investors the requisite information to assist them "in comparing and contrasting the Fund with other RMK Funds," as the SEC requires. To the contrary, as discussed *infra*, the RMK Funds misled investors about the true nature of the RMK Funds by comparing themselves, in SEC filings, to a bond fund benchmark that did not include any component of structured securities.

47.   In other litigation, defendants have noted that the Statement of Additional Information filed by one of the RMK Funds included a discussion of the fact that the RMK Funds "may" invest in "subordinated classes of senior- subordinated securities" that "are subordinated in some manner" as to payments. This disclosure clearly failed to satisfy the RMK Funds' legal obligations. Defendants' vague, uncertain language did not fairly explain the nature and risks of the tranched investments, nor was there any explanation that this type of investment was in fact the principal strategy and concentration of the RMK Funds. Moreover, the SEC requires that <u>principal</u> strategies and risks must be disclosed in the prospectus. Disclosure of principal strategies and risks only in a Statement of Additional Information, which is not provided to investors unless requested, is not legally permissible, nor is it fair to investors.

48.   It was not until an SEC filing in early March of 2008 that the RMK Funds first made any meaningful disclosure of their principal risk – a risk that by that time had destroyed the Funds. In a semi-annual report filed by the Select RMK Funds, management's discussion of the brutal losses sustained by the RMK Funds included a brief statement that "the structured finance category has taken the hardest hit so far due to the implicit (*i.e.*, built into the structures) and explicit (*i.e.*, financed, or bought on margin) leverage employed for this asset category. . . ."[3]

49.   But the RMK Funds prospectuses and registration statements had never disclosed or explained the leveraged risk created by the RMK Funds' concentration in structured, asset-backed securities or the fact of that concentration. To the contrary, the Select RMK Funds' prospectuses stated that they would not employ margin leverage, and

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[3] This statement was presumably confused in its reference to margin debt, which the Select Funds, as open-end mutual Funds, were not allowed to use.

the four RMK Fund prospectuses stated that leverage would be limited to margin debt equal to no more than one-third of the RMK Funds' total asset value. These statements significantly misled investors about the principal risk in the RMK Funds – the implicit leverage in the lower tranches of Funds' structured security holdings, which was dramatically greater than one-third of the total investment in these securities.

50. Thus, as set forth in the preceding paragraphs, each of the prospectuses and registration statements pursuant to which the RMK Funds were sold to the public during the Relevant Period contained material misrepresentations and failed to disclose material facts concerning the RMK Funds' principal investment strategy and risk. In September 2006, Morgan Keegan's Wealth Management Group reviewed one of the RMK Funds and concluded that:

> **Issues included in the portfolio are generally the inferior tranches of structured deals. They trade at large discounts due to a lack of demand and liquidity**.

That, in two short sentences, was the basic core of what defendants should have, but chose not to, disclose to investors. The non-disclosure was clearly no mistake. The RMK Funds were the most profitable segment of the business of MAM and Morgan Keegan. Providing investors with the information in the above-referenced report would have been very bad for business.

51. In addition, the RMK Funds' prospectuses and registration statements also failed to disclose a number of other critical facts, including the following:

(a) The structured investments in which the RMK Funds were concentrating their investments were not actively traded, were less liquid than the of securities held by virtually all other bond funds, and were difficult to value. In addition, the Select High

Fund and the Select Intermediate Fund violated regulatory and internal limitations under which these Funds could not purchase securities that would result in illiquid securities comprising more than 15% of the Funds' portfolio. In fact, throughout the Relevant Period, the majority of all the RMK Funds' portfolios were illiquid.

(b)   The substantial illiquidity of the RMK Funds meant that in the event of a forced sale the assets would quite likely bring far less than the prices at which they were valued by the RMK Funds.

(c)   The illiquidity of the RMK Funds also meant that if it became necessary for the RMK Funds to sell assets, either because of shareholder liquidations or margin calls, the manager would likely have to sell first the few lower-risk, liquid assets held by the RMK Funds, thus penalizing those who remained in the RMK Funds.

(d)   Also, the RMK Funds violated internal restrictions prohibiting them from concentrating more than 25% in one industry group.

(e)   The RMK Funds consistently overvalued their assets and misclassified assets to create the appearance of greater diversification in their portfolios.

(f)   The RMK Funds portfolio manager, Mr. Kelsoe, was not supervised in his management of the Funds.

(g)   The RMK Funds were all pursuing the same investment strategy and investing the great majority of their portfolios in the same securities. This greatly exacerbated the difficulty of selling assets at reasonable prices in the event of a forced liquidation.

(h)   Investors in the RMK Funds were not told that in the event that one of the RMK Funds were forced (because of redemptions or margin calls) to sell assets at prices below the value at which they were carried by that Fund, then the other RMK Funds would have to mark down the value of the same or similar assets they held.

(i)   In addition, the RMK Funds were presented to the investing public as different RMK Funds that employed different investment strategies. In truth, however, they were managed almost identically, with highly similar asset allocations and individual securities holdings. This reality was not disclosed in the registration statements and prospectuses filed by the RMK Funds.

(j)   Because of their highly correlated portfolios, investors who purchased more than one of the RMK Funds assuming they were thereby diversifying and reducing overall risk, were in fact not doing so[4]. This fact was not disclosed in the registration statements and prospectuses filed by the RMK Funds.

(k) During 2007 and 2008, the RMK Funds paid dividends to investors that included an undisclosed return of principal. The inflated dividends were clearly calculated to mislead investors into believing that the RMK Funds were generating strong returns and to induce investors, including plaintiffs, to hold onto or increase their RMK Fund investments.

B. Defendants Failed To Disclose The Funds'
Violation of Concentration Rules and Limitations

52.   The registration statements and prospectuses filed by the RMK Funds represented that they would invest in a wide range of securities, which would contribute to a more stable net asset value, would not invest more than 25% of their total assets in the

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[4] For example, in 2005, the closed end RMK Funds' portfolios comprised approximately 80.79% of the same securities, in 2006 they comprised approximately 91.42% of the same securities, and in 2007, they comprised approximately 95.15% of the same securities.

securities of companies in the same industry, and would pursue a value investing strategy. These statements were false in view of the fact that the RMK Funds were concentrated and intended to concentrate far beyond 25% in securities that in the event of a liquidity crunch would collapse as a single sector because they were purchased primarily by financial industry firms that relied on credit. These facts were never disclosed in the RMK Funds' offering materials.

53. The RMK Funds represented to investors that they were subject to a fundamental investment limitation whereby they could not purchase securities if, as a result, *25%* or more of a Fund's total assets would be invested in the *"same industry."*[5] The RMK Funds violated this key investment limitation throughout the Relevant Period, however, without stockholder approval. As of March 31, 2007, for example, the RMK Funds had actually invested between *65-70%* of their respective portfolio securities in asset backed securities ("ABS"), a *single industry* as delineated by the SEC's Standard Industrial Classification Code List (No. 6189, "Asset-Backed Securities"). These facts were never disclosed in the RMK Funds' offering materials.

54. The RMK Funds further violated this stated policy by investing between 27%-32% of their portfolio securities in subprime mortgage-related ABS, another distinct industry defined by the SEC. These facts were never disclosed in the RMK Funds' offering materials.

55. For further example, the following table shows the extent to which the Select High's and Select Intermediate Fund's portfolios comprised asset and mortgage-

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[5] *See* RMH Form 497 dated June 26, 2006; RSF Form 497 dated March 22, 2004; RMA Form 497 dated November 10, 2004; and RHY Form 497 dated January 23, 2006.

backed securities and the portion of those securities for which prospectuses were found for the period June 30, 2004 through December 31, 2006; for each Fund, the table shows the total ABS/MBS in its portfolio for which prospectuses were found (i.e., those securities that were registered with the SEC and, therefore, not subject to any legal or contractual limits on their trading in the public markets), the dollar amount of all of the Fund's ABS/MBS based on the reported values, the ABS/MBS for which prospectuses were found as a percentage of all of the Fund's ABS/MBS (whether restricted or non-restricted, registered or not registered [many securities that were not classified as restricted in the Funds' annual, semi-annual and quarterly reports were nevertheless not the subject of a registration statement]), the dollar amount of the Fund's total investments by reported values, and all of the Fund's ABS/MBS as a percentage of the Fund's total investments.

High Income Fund	12/31/2006	06/30/2006	06/30/2005	06/30/2004
ABS/MBS for which prospectuses Were found	$66,771,924	$136,512,765	$178,151,583	$101,997,649
$ All Fund's total ABS/MBS	$707,365,854	$701,298,606	$672,064,440	$592,329,036
% of ALL ABS/MBS, restricted, non-restricted, registered and unregistered	$707,365,854	$701,298,606	$672,064,440	$592,329,036
Fund's total investments	$1,243,012,732	$1,192,784,672	$1,113,630,486	$797,862,519
ABS/MBS as % of total investments	56.9%	58.8%	60.3%	74.2%

Intermediate Fund	12/31/2006	06/30/2006	06/30/2005	06/30/2004
Total ABS/MBS for which prospectuses were found	$127,791,627	$74,660,729	$95,195,178	$24,001,378
$ Amount of ALL of Fund's ABS/MBS	$588,421,217	$493,922,691	$383,263,411	$195,833,003
% of ALL ABS/MBS, restricted and non-restricted, registered and unregistered	21.7%	15.1%	24.8%	48.6%
Fund's total investments	$936,056,013	$673,709,710	$482,003,037	$248,168,571
ABS/MBS as % of total investments	62.9%	73.3%	79.5%	78.9%

56. In addition, the prospectuses and registration statements filed with respect to the Morgan Keegan Select High Income and Intermediate RMK Funds stated that these RMK Funds would not invest more than 15% of their assets in illiquid securities. The RMK Funds failed to disclose that they had violated and planned to continue to violate this investment restriction by concentrating heavily in structured securities that had no reliable market in which such assets could be sold for amounts commensurate with their purchase prices.

57. The RMK Funds also violated their stated policies by investing more than 25% of their portfolio securities in mortgage-related securities, another distinct "industry" as delineated by the SEC in the Standard Industrial Classification List (No. 6162, "Mortgage Bankers & Loan Correspondents," *i.e.*, the mortgage loan industry). For example, in 2007, RMH invested approximately 27% of its assets in subprime mortgage-related ABS; RSF invested approximately 31%; RMA invested approximately 31%; and RHY invested approximately 32%. These concentration violations were never disclosed.

C. The RMK Funds Losses Primarily Occurred In Securities In Which The Funds Were Improperly Concentrated

58. As discussed below, the RMK Funds lost close to 90% of their value in 2007-2008. The above-referenced, improper, and undisclosed concentrations in asset-backed and illiquid securities resulted in the great majority of the RMK Funds losses. For example, 94.3% of the Select High Fund's identifiable losses from March 31, 2007 to December 31, 2007 were in structured securities. The other RMK Funds losses had similar losses in structured and/or illiquid securities. And more than 90% of the RMK Funds

losses were in internally priced (and therefore illiquid) securities.

D. Defendants Falsely Classified Assets
To Give Appearance of Diversification

59.   Not only did defendants fail to disclose the "same industry" and illiquid asset violations, but they also falsely classified hundreds of millions of dollars in structured securities as corporate bonds and preferred stocks in order to deliberately obscure those violations from investors.

60.   For example, as of March 31, 2007, the four closed-end RMK Funds falsely classified **approximately $217.8 million of ABS – or 16.4% of the Funds' combined initial gross market capitalization**—as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of March 31, 2007, the false asset classifications equate to **18%, 14%, 17%, and 17%** of RMH, RSF, RMA, and RHY's initial gross market capitalizations, respectively.

61. As of June 30, 2007, these funds falsely classified **approximately $240.4 million of ABS – or 18% of the Funds' combined initial gross market capitalization –** as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of June 30, 2007, the false asset classifications equate to **20.5%, 16.3%, 18%, and 18%** of RMH, RSF, RMA, and RHY's respective initial gross market gross capitalizations.

62.   Similarly, the percentages of Select Intermediate Fund's and Select High Income Fund's portfolios invested in asset-backed securities were reported to be less than the actual percentages because "preference shares" were reported as "preferred stock" and "Corporate Bonds – Special Purpose Entities" were reported as "corporate bonds." In reality, both types of securities are asset-backed securities.

63. "Preference shares" are not corporate preferred stock. Preference shares in asset-backed structured securities, also known as "equity tranches," are equivalent to purchasing the entire portfolio of underlying assets with a margin loan equal to the face value of the other tranches offered. These are the riskiest, most highly leveraged tranches in structured securities. By purchasing preference shares, the Funds were investing in the assets collateralizing a given structured finance deal leveraged 50 or more times. Almost all of the securities in the Funds' portfolios classified by the defendants as "preferred stock" were "equity tranches."

64. Virtually all of the securities in the Funds' portfolios classified by the defendants as "corporate bonds - special purpose entities" were not corporate bonds but were asset-backed securities. Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 7.

65. Thus, the defendants caused the RMK Funds to understate the extent to which asset-backed structured securities comprised the Funds' portfolios by misrepresenting asset-backed securities as "preferred stock" or as "corporate bonds – special purpose entities and thereby misled investors regarding the extent to which the Funds were diversified and their level of risk.

66. For example, the defendants caused the High Income Fund to disclose its investments in asset-backed securities to be 55% of the Fund's net assets as of March 31, 2007. Based on the reclassification of "preferred stock" and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the High Income Fund's investments in asset-backed securities as of March 31, 2007 were 66.6% of net assets, a 20% increase, with corresponding percentage reductions in the Fund's investments in

corporate bonds (29% corrected to 22%) and preferred stock (5% corrected to 0.4%). Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 11.

67. For a second example, the defendants caused the Intermediate Fund to disclose its investments in asset-backed securities to be 54% of the Fund's net assets as of March 31, 2007; based on the reclassification of "preferred stock' and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the Intermediate Fund's investments in asset-backed securities as of March 31, 2007 were 63% of net assets, a 17% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (37% corrected to 29%) and preferred stock (2.7% corrected to 1.6%). *Id.*

68. Defendants' misclassifications are set forth in greater detail in the consolidated amended complaints filed in the RMK Funds open end and closed end class actions pending in this Court. *See* case 2:07-cv-02784-SHM, docket # 218 at 173-76 and case 2:07-cv-02830-SHM, docket # 186 at 35-51. Plaintiffs incorporate herein the referenced pages from those complaints.

69. The remarkable dollar size of the false classifications - *18%* of the RMK Funds' collective initial market capitalization of $1.08 billion - and the *basic* nature of the RMK Funds' false asset classifications indicate that the misrepresesentations were intentional or at least highly reckless. To falsely classify ABS as corporate bonds and preferred stocks repeatedly is tantamount to confusing an issuer of gold with an issuer of pork bellies many times over. It simply does not happen by accident. Rather, as alleged

herein, the false asset classifications were the result of a systematic effort to hide the RMK Funds' concentration in ABS, and especially those ABS tied to subprime mortgages.

70. Further, these false asset classifications made the RMK Funds appear more diversified than they actually were by consistently understating ABS and overstating corporate bonds and preferred stocks and masked the true risk characteristics of the RMK Funds and their portfolio securities. Investors were consequently deprived of the ability to understand the riskiness of investments in the RMK Funds, especially given the critical role that diversification plays when investing in below-investment grade debt securities. Defendants affirmatively hid the fact that there was insufficient diversification here. There is no plausible explanation for defendants' false classification of the RMK Funds' assets, except that they were the result of a deliberate effort to cover up the RMK Funds' concentration in ABS (particularly subprime mortgage-related ABS) and to create the appearance of proper diversification.

71. In 2008, the Funds admitted the falsity of the asset classifications when they filed reports with the SEC reclassifying, as ABS, their retained "corporate bonds" and "preferred stocks," as detailed below. However, despite their official asset reclassification, defendants have still not and could not explain how the false classifications came about or how they were not the result of intentional conduct.

E. Defendants Deliberately Overvalued the Funds' Assets

72. The RMK Funds represented to the public that when price quotations for securities were not readily available or if the available quotations were not believed to be reflective of market value, those securities would be valued at "fair value" as "determined in good faith by [MAM's] Valuation Committee."

73.   MAM's Valuation Committee did not value the RMK Funds' portfolio securities at all, however. Rather, all fair valuations were delegated by contract to Morgan Keegan, which assigned accounting-related tasks to its Fund Accounting Department in its Wealth Management Services ("WMS") division. But Morgan Keegan's Fund Accounting Department did not determine the value of the RMK Funds' portfolio securities either. Instead, Kelsoe himself assigned values to portfolio securities.   These highly troubling facts were not disclosed.

74.   Furthermore, Kelsoe manipulated quotations submitted by broker-dealers and arbitrarily assigned higher values to numerous portfolio securities to inflate the RMK Funds' net asset values ("NAVs"). Higher NAVs earned greater fees for MAM and higher bonuses for defendant Kelsoe - as well as defendant Carter E. Anthony ("Anthony"), President of the RMK Funds and President and Chief Investment Officer ("CIO") of MAM from 2003 until August 2006; defendant Brian B. Sullivan ("Sullivan"), the RMK Funds' President and Principal Executive Officer and MAM's CIO from 2006 through July 2009; and defendant Joseph Thompson Weller ("Weller"), the RMK Funds' Treasurer and Morgan Keegan's Controller and Head of the Fund Accounting Department.

75.   Significantly, with regard to investment advisory services, the RMK Funds each entered into agreements with MAM. Pursuant to the terms of the RMK Funds' Investment Advisory Agreements, MAM charged the RMK Funds an annual advisory fee of 0.65% of each Fund's average daily total assets minus the sum of accrued liabilities other than debt entered into for purposes of leverage. In light of this compensation structure, therefore, MAM, Kelsoe, Anthony, Sullivan and Weller all had an incentive to maximize the reported NAVs of the RMK Funds. In fiscal years 2006 and 2007, MAM

earned more than two million dollars in fees from the RMK Funds based on falsely reported NAVs, as alleged herein. Further, as employees of MAM and the RMK Funds' portfolio managers, defendants Kelsoe, Anthony, Sullivan and Weller each received a base salary and an annual cash bonus equal to as much as 50% of their annual base salaries as determined by investment management results, including the performance of the RMK Funds. Kelsoe, Anthony and Sullivan each earned 50% of their bonuses by meeting target returns and 75% by meeting maximum returns (the remaining 25% was determined by a Bonus Plan Committee), and thus had a further incentive to maximize the RMK Funds' reported NAVs.

76.   The SEC has alleged that between January and July 2007 alone, Kelsoe sent approximately *262 unsubstantiated price adjustments* to Morgan Keegan's Fund Accounting Department and MAM's Valuation Committee. The Fund Accounting Department and Valuation Committee rubber-stamped those adjustments, and those false securities prices were reported to investors. *See* paragraphs 115 *et seq. infra.*

F. The RMK Funds' Portfolio Manager Was Not Supervised And Obstructed Compliance Officers

77.   Carter Anthony, President of MAM from 2001 until the end of 2006, was explicitly instructed by Morgan Keegan President **Doug Edwards** and former Morgan Keegan President and Founder Allen Morgan that Kelsoe, a person clearly subject to Anthony's supervisory responsibility under MAM's organizational structure, was "to be

left alone."[6] These instuctions effectively shielded Kelsoe from Anthony's supervision or the supervisory authority of anyone.

78.   Anthony normally conducted performance reviews of all MAM mutual fund managers, which included reviews of their portfolios and trading.   However, he was prohibited from providing the same supervisory review and oversight to Kelsoe and the Funds.

79.   In addition, Kelsoe obstructed attempts at compliance reviews.   For example, in the late spring of 2007, Kelsoe refused to allow a 2007 year-end on-site due diligence review (the "2007 Diligence Review") by certain Morgan Keegan employees. Morgan Keegan's Due Diligence Policy for mutual RMK Funds required annual on-site diligence reviews beginning in July 2006. However, when Kim Escue, a Morgan Keegan Vice President and WMS Fixed Income Analyst, made repeated attempts to conduct the 2007 Diligence Review in the spring and summer of 2007, Kelsoe rebuffed her efforts at every turn. Subsequently, Ms. Escue tried to blow the whistle on Kelsoe and the RMK Funds but Gary Stringer quashed her efforts.

80.   Had Escue been given an opportunity to observe Kelsoe doing his job while the market was open, as required by internal policy, she would have seen that he regularly purchased structured securities without obtaining the basic, fundamental information necessary to make a professional judgments as to which securities to buy and sell. She further would have seen that Kelsoe frequently ignored dealer quotes and made up his own prices in order to manipulate the RMK Funds' NAVs. *See* Sections IV(F) and IV(I).

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[6] Mr. Anthony has testified that "time and time again I was told by Morgan and Edwards leave Kelsoe alone, he's doing what we want him to do, he's also a little bit strange, he gets mad easy, leave him alone; and I left him alone."

**G. Defendants Deceptively Compared the RMK
Funds to an Inappropriate Benchmark Index and
Falsely Styled Them as High Yield Bond RMK Funds**

81.   According to *The Handbook of Fixed Income Securities*:

First and foremost, an appropriate benchmark should match the desired or required strategic ***allocation of portfolio assets*** so that portfolio manager is able to "buy the benchmark" when and if he so decides. When comparing portfolio performance to the benchmark, it is critical to know that any difference is due to the manager's decision and not to any ***in-built mismatches*** over which the manager has no control. . . . The Lehman bond indexes, for example, comprise all debt outstanding that meets index rules, weighted by market value . . . but that does not necessarily make it an ***appropriate benchmark***.[7]

82.   If a money manager invests frequently and primarily in assets that are not contained in a peer or benchmark index, then a different index should be used as a peer or benchmark in order to prevent an "in-built" asset "mismatch."

83.   During the Relevant Period, in the Select High Fund's annual and semi-annual reports, prospectuses, and sales materials, the High Income Fund's performance was compared to the Lehman Brothers U.S. High Yield Index, which is a broad-based unmanaged index of fixed rate, non-investment grade debt, including Canadian and global bonds (SEC registered) of issuers in non-emerging countries and original issue zeroes, step-up coupon structures and 144A securities. The index excluded structured finance securities and private placements. McCann, *Regions Morgan Keegan; The Abuse of Structured Finance*, p. 31 n. 26.

84.   The High Yield Index was an inappropriate peer or benchmark for comparison with the RMK Funds because the holdings comprising the Lehman High Yield

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[7] Frank J. Fabozzi, *Handbook of Fixed Income Securities* (7th ed.), at 1018.

Index were not comparable to the RMK Funds' holdings. The High Yield Index *only* contained corporate bonds and preferred stocks and no ABS. But between *65%-70%* of the RMK Funds' portfolios comprised ABS. The RMK Funds' portfolios were inherently riskier than, and deviated greatly from, the portfolios within the High Yield Index. These facts were not disclosed.

85.   Indeed, as Gary Stringer recognized in a May 2007 internal e-mail:

What worries me about this bond fund [RMK Select Intermediate Bond Fund] is the tracking error and the potential risks associated with all that asset-backed exposure. **Mr. & Mrs. Jones don't expect that kind of risk from their bond RMK Funds. The bond exposure is not supposed to be where you take risks. I'd bet that most of the people who hold that fund have no idea what's it's actually invested in [sic]. I'm just as sure that most of our FAs have no idea what's in that fund either. They think the return are great [sic] because the PM is so smart. He definitely [sic] is smart, but it's the same as thinking your small cap manager is a hero because he beat the S&P for the last 5 years**.

If people are using RMK as their core, or only bond fund, I think it's only a matter of time before we have some very unhappy investors.

. . . Would we be doing our FAs and clients a disservice for the sake of easy marketing? Also, are we compromising our due diligence process for the same reason?

86.   Although Stringer was writing specifically about the RMK Select Intermediate Fund, the point applies to all the RMK Funds given the substantial overlap between the RMK Funds' portfolios and the fact that the portfolio of the RMK Select Intermediate Bond Fund was in theory less risky than the other RMK Funds.

87.   Thus, defendants falsely misrepresented the RMK Funds as high yield **bond** Funds when in fact they were not. Stringer further acknowledged as much on May 15, 2007, observing in an internal e-mail that the "**[RMK Funds] act[] differently than the market, [and] the magnitude of that difference is comparitively [sic] large. Again, this**

is all a result of the holdings within the [F]und[s] . . . there are some risk exposures [in the RMK Funds] . . . that are just different than more traditional bond RMK Funds."

88.   Stringer's e-mails illustrate deliberate divergence between public versus private disclosure at the RMK Fund complex. Stringer enumerates the significant unique risks associated with the types of holdings within the RMK Funds, **the *inappropriateness*** of them as core fixed income holdings, and the general lack of knowledge of investors about the risks of investing in the Funds. This was, in effect, an admission that the RMK Funds' risk disclosures were woefully inadequate.

89.   Although defendants used the High Yield Index as a benchmark, there were more appropriate peer indexes to which the RMK Funds' performance should have been pegged, namely the ABX, which tracked the prices of subprime MBS tranches, or the TABX, which tracked the prices of Mezzanine CDO tranches.

90.   The value and market prices for the RMK Funds' ABS dropped during the first quarter of 2007, together with indices tracking the prices of those types of securities. During February and March 2007, ABX indices for BBB and BBB- tranches had both suffered substantial declines, with some BBB- indexes dropped to approximately 60% of par. Likewise, the TABX index for super senior Mezzanine CDO tranches, reflecting Mezzanine CDO's near-total dependence on BBB MBS collateral, had fallen to approximately 85% of par. TABX declines for more junior Mezzanine CDO tranches were far more severe: double-A tranches had fallen below 60%; single-A tranches below 50%; and triple-B tranches below 40%. These indexes were much more closely related to the RMK Funds' portfolios and market performances and were appropriate - unlike the High Yield Index - as benchmarks for the RMK Funds.

**H. Defendants Falsely Represented That They Would Evaluate
Portfolio Securities Prior to Purchasing Them and That Investors
Would Benefit From Professional Portfolio Management Expertise**

91.   During the Relevant Period, defendants falsely represented that the RMK

Funds' advisors' philosophy was characterized by a strong commitment to identify

undervalued securities, that the advisor would apply this value-oriented investment

philosophy across all asset categories, that the advisor would manage the RMK Funds

opportunistically, and that the RMK Funds' portfolios would be professionally managed

by "one of America's leading high-yield fund managers."   And the RMK Funds'

prospectuses emphasized the careful analytical process MAM would follow in identifying

and purchasing securities. For example, the RSF Prospectus stated that:

> The advisors philosophy is characterized by a strong commitment to identify
> undervalued securities, and the advisor seeks to apply this value-oriented
> investment philosophy across all asset categories. The advisor will manage the
> Fund opportunistically in relation to individual issuers and strategically in relation
> to overall market trends, and will focus on those securities believed to offer the
> most attractive value relative to alternative investments. The advisor will
> continually analyze markets for income-producing securities and will periodically
> reallocate the Fund's Investments among various fixed-income and equity asset
> classes and between investment-grade, and below investment-grade securities.

92.   In truth, however, defendants did not investigate or adequately evaluate

many of the portfolio securities purchased for the RMK Funds until *after* they had already

been purchased.   This fundamental lack of due diligence as to prospective portfolio

security purchases is demonstrated by a series of *retroactive, external* requests made

throughout 2007 from MAM to various broker-dealers for the most basic information

about the RMK Funds' securities purchases.

93.   According to a witness who worked at Morgan Keegan as a broker during

the Relevant Period until March 2007, Kelsoe admitted that he was too busy to do research on the securities purchased for the RMK Funds' portfolios and that he did not have time to conduct pre-purchase diligence.

94.   Further, according to the SEC, Albert L. Landers, Jr. ("Landers"), a MAM Portfolio Analyst who was known to be Kelsoe's confidant, made frequent external requests to various broker-dealers about the nature of the portfolio securities long after they were purchased—sometimes *one year after* the portfolio securities were purchased.

95.   On February 23, 2007, for example, Landers sent an e-mail to Evan Kestenberg ("Kestenberg"), a broker at United Capital Markets, Inc. ("UCM"), inquiring into an ABS purchased by the RMK Funds called NORMA: "I think we bought NORMA 07-1A E from you guys . . . . [C]an you tell me what kind of CDO it is (CLO, RMBS, Trust Pfd, CRE, etc)? Also, if you have any docs and/or mktg materials for it please pass those along."

96.   That same day, Landers sent an e-mail to Kim Pandick, a broker at Stifel, Nicolaus & Co., inquiring into another ABS already purchased by the RMK Funds called Silver Elms: "can you tell me what kind of CDO Silver Elms is (RMBS, CLO, Trust Pfd, CRE, etc)?"

97.   On February 26, 2007, Landers sent another e-mail to Kestenberg at UCM asking about two previously purchased ABS: "Is GSAM2 2A backed mostly by corp hy *[sic]* bonds? It's not a CLO is it? Also, what type of CDO is Ischus CDO III?"

98.   Landers engaged in another telling e-mail exchange on April 24, 2007: [Landers:] [A]m I correct in thinking that Centurion VII is a CLO? If not, please let me know what it is. [Reply:] IT'S A HYBRID CLO/CDO. MOSTLY US CREDITS, SOME EURO. [Landers:] When you say it's a hybrid, do you mean that it has exposure to other

assets besides corp *[sic]* credits? If so, what other kind of assets and roughly how much is corp credits vs. other assets? If you have a mktg *[sic]* book for this I imagine that would cover those questions . . . ."

99.   On May 1, 2007, Landers sent an e-mail to Thomas G. Raque, Jr. of J.P. Morgan Securities Inc., inquiring into the details of another ABS that had already been purchased by the RMK Funds: "[D]o you have a marketing book or something along those lines for the Squared CDO (SQRD) we bought recently? If so, please pass it along to me. I want it mainly to determine what type of CDO it is so I can specifically classify it for our internal reporting. If you don't have a marketing book, please let me know what type of CDO it is, along with sending over any documentation you do have for it."

100.   On May 29, 2007, Landers sent an e-mail to Michael W. Hubbe at Bear Stearns & Co., Inc., inquiring into "MAC Capital," an ABS previously purchased by the RMK Funds. Landers wrote: "[C]an you send along any deal docs and/or marketing materials for MAC Capital, including something that would tell me ***what kind of deal it is?"***

101.   Landers continued to conduct belated, basic due diligence on the RMK Funds' portfolio securities throughout the summer of 2007. On June 26, 2007, Landers sent the following e-mail to Kestenberg:

> It looks like we bought Broderick CDO from you guys back in March. Do you have a mktg book for that and/or any of the offering doc's. **I'm trying to get a handle on how much subprime exposure we have in our CDO's (we're getting asked a lot of questions by shareholders, as you can probably imagine), so I'm hoping those docs might clue me in to how much is in this deal**.

102.   That same day, Landers inquired into another ABS referred to as the "parcs

trade." Landers wrote the following to Cary Williams at Merrill Lynch on June 26, 2007: "What general term would you use to describe the recent parcs trade? I know it's not a CDO or other typical cash bond. *I'm just trying to classify it for reporting purposes."*

103. On July 2, 2007, Landers sent an e-mail to Sunita Cenci at UCM, inquiring as follows: "We bought Aladdin 2006-3A . . . from you *last July/August*. If you have any of the original deal docs on this such as Offering Circular/Memorandum, please send them along to me when you get a chance."

104. These e-mails are evidence of ongoing efforts, long after the fact, to gain a basic understanding of the investments previously purchased for the RMK Funds' portfolios with investors' money. If Landers had been able to gain an after-the-fact understanding of the RMK Funds' portfolio securities without inquiring externally, he would have done so. In other words, if the RMK Funds or MAM themselves had access to the information being requested by Landers, they would have retrieved it internally. Landers' e-mails show that Kelsoe and MAM did not know the type or category of the RMK Funds' portfolio securities, their ratings, or the risks associated with them until long after they were acquired.

105. The basic lack of due diligence in the RMK Funds' portfolio securities purchasing process deprived investors of the professional management and expertise that was supposed to be offered by Kelsoe, purportedly "one of America's leading high-yield fund managers." In short, representations that the RMK Funds were professionally managed and investments were professionally selected were simply untrue. And defendants never disclosed the true facts.

I. MAM and the Officer Defendants Manipulated the "Fair Value"

of the RMK Funds' Assets and Falsely Inflated the RMK Funds' NAVs

1. How the Valuation Process Was Supposed to Work

106.   Under Section 2(a)(41)(B) of the ICA, the RMK Funds were required during the Relevant Period to: (1) use market values for portfolio securities with readily available market quotations; and (2) determine *"fair value" for portfolio assets where there was no readily available market quotation*.

107.   The fair value of securities for which market quotations are not readily available is the price that the RMK Funds would reasonably expect to receive on a current sale of the security. *See* AICPA Audit and Accounting Guide – Investment Companies (Sect. 2.35-2.39), which incorporates Accounting Series Release No. 118 ("ASR 118"). The SEC has provided interpretative guidance related to ASR 118 financial reporting, which is included in the Codification of Financial Reporting Policies. Specifically, the guidance offered in connection with ASR 118 sets forth the following factors to consider when making fair value determinations:

> (a) Fundamental analytical data; (b) the nature and duration of any restrictions on disposition; (c) and evaluation of the forces that influence the market in which the securities are purchased and sold; and (d) specific factors, including (among others) the type of security, financial statements, cost, size of holding, analysts' reports, transactional information or offers, and public trading in similar securities of the issuer or comparable companies.

108.   The RMK Funds were required to conform with ASR 118 under SEC rules and Generally Accepted Accounting Principles ("GAAP"). *See also* Articles 1-01(a) and 6.03 of Regulation S-X. The RMK Funds purported to comply with these requirements during the Relevant Period. Specifically, the RMK Funds' relevant SEC filings stated:

> The following is a summary of significant accounting policies followed by the RMK Funds in the preparation of their financial statements. ***These policies are in***

conformity with the accounting principles generally accepted in the United States of America.

***

Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price, usually 4:00 p.m. Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.

Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, *are generally valued at the latest price furnished by an independent pricing service or primary market dealer*. Short- term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of [MAM] does not represent market value. . . . *Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors*.

109.   The RMK Funds represented further in certain SEC filings that they were permitted to use the fair value of a security to calculate NAV when, for example: (1) a security was not traded in a public market or the principal market in which the security trades are closed; (2) trading in a security was suspended and not resumed prior to the normal market close; (3) a security was not traded in significant volume for a substantial period; or (4) the Investment Adviser determined that the quotation or price for a security provided by a dealer or independent pricing services was inaccurate.

110.   The RMK Funds' valuation procedures for fair-valued securities also provided a series of factors to consider, including: (1) *type of security*; (2) *financial*

statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) *information as to any transactions or offers with respect to the security*; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or *events affecting the security*; (10) the price and extent of public trading in similar securities of the issuer or comparable companies; (11) *the fundamental analytical data relating to the investment*; (12) the nature and duration of restrictions on disposition of the securities; and (13) *evaluation of the forces which influence the market in which these securities are purchased and sold*.

111. During the Relevant Period, as referenced above, Morgan Keegan's Fund Accounting Department was responsible for the calculation of the RMK Funds' NAVs and for pricing portfolio securities. Supposedly, MAM's Valuation Committee, which was staffed by defendant Weller, oversaw the Fund Accounting Department's processes. Notwithstanding this circular arrangement, the RMK Funds' procedures required the Valuation Committee to maintain a written report "*documenting the manner in which the fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security.*" These procedures also required that prices assigned to securities be periodically validated through broker-dealer quotes. The procedures specified that prices obtained from a broker-dealer could only be overridden when there was *"a reasonable basis to believe that the price provided [did] not accurately reflect the fair value of the portfolio security."* If ever a price was overridden,

the procedures mandated the basis for overriding the price to be *"documented and provided to the Valuation Committee for its review."*

112.   MAM also adopted procedures to help determine the fair value to assign to portfolio securities and to "validate" those values "periodically." Those procedures provided that "[q]uarterly reports listing all securities held by the RMK Funds that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities, shall be presented to the Board for its review."

113.   As part of these procedures, the Fund Accounting Department sometimes requested third party broker-dealer quotes as a means to validate the prices assigned to the RMK Funds' portfolio securities. PricewaterhouseCoopers LLP ("PwC"), used similar requests for third party broker-dealer quotes as part of the RMK Funds' year-end audits. Periodically, Morgan Keegan's Fund Accounting Department or PwC would send such requests to broker-dealers asking them to provide quotations for various securities held by the RMK Funds.

114.   During the Relevant Period, as of March 31, 2007, the RMK Funds held substantial concentrations—between *65-70%*—of their portfolio securities in ABS, especially ABS backed by subprime mortgages. The RMK Funds indicated that most of these lacked readily available market quotations. Pursuant to the RMK Funds' stated policies, prices for such illiquid securities were to be derived using the "fair value" methods described above.[8]

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[8] On December 5, 2007, RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi- Sector disclosed for the first time that as of September 30, 2007, *55.3%, 54.5%, 58.2% and 55.7%* of their respective portfolio securities were priced using fair value methods.

2. How the Valuation Process Actually Worked During the Relevant Period

115. Without disclosure, defendants ignored these stated policies and procedures and falsely calculated and reported the values of the RMK Funds' portfolio securities during the Relevant Period. In fact, as set forth above, because the RMK Funds had little or no knowledge of the characteristics of at least certain of their portfolio investments until long after those investments were made, it was impossible for them to comply with their representations of valuation procedures. The valuation procedures described above simply could not be followed unless the characteristics of portfolio securities were understood. Defendants knew when they made those representations that they had insufficient information to follow those procedures.

116. For instance, as alleged by the SEC, Kelsoe actively screened and manipulated dealer quotes that the Fund Accounting Department and/or PwC obtained from at least one broker-dealer (the "Submitting Dealer") regarding the RMK Funds' portfolio securities. In addition, Kelsoe did not advise the Fund Accounting Department or the Board when he received information from third parties indicating that the RMK Funds' prices for certain securities should be reduced. Kelsoe's actions intended to and did forestall declines in the RMK Funds' reported NAVs.

117. Specifically, between January and July 2007, Kelsoe sent approximately **262** phony "price adjustments" to the Fund Accounting Department. These adjustments were sent in approximately 40 e-mails by Kelsoe's assistant to a staff accountant at Morgan Keegan's WMS in the Fund Accounting Department who was charged with calculating the RMK Funds' NAVs. Upon receipt by the Fund Accounting Department, Kelsoe's false price adjustments were routinely entered without question into a spreadsheet

used to calculate the RMK Funds' NAVs. The Fund Accounting Department did not request, and Kelsoe did not supply, supporting documentation for any price adjustments. Kelsoe knew that his prices were being used to compute the RMK Funds' NAVs because, among other things, he received bi-weekly reports on the RMK Funds' holdings and their prices which, by comparison with previous reports, indicated that his price adjustments were being used and were directly affecting the RMK Funds' NAVs.

118.   As alleged by the SEC, Kelsoe's price adjustments did not reflect fair value. When the Fund Accounting Department or PwC sent requests for dealer quotes to the Submitting Dealer, Kelsoe would confer by e-mail or phone with his contact (the "Dealer Contact") regarding the quotes, *with the aim of having quotes increased*. Kelsoe had such conversations with his Dealer Contact concerning at least the month-end quotes for December 31, 2006, February 28, 2007, and March 31, 2007, and they were successful from Kelsoe's point of view.

119.   In some instances, even after causing the Submitting Dealer to increase quotes, Kelsoe gilded the lily and provided price adjustments to the Fund Accounting Department that were *even higher* than the Submitting Dealer's *increased quotes.*

J. Kelsoe's Misrepresentations And Non-disclosure

120.   Defendant Kelsoe made a number of presentations to RMK Fund investors and prospective investors between 2002 and the summer of 2007. In addition, from the summer of 2007 until the first quarter of 2008, Kelsoe conducted weekley conference calls to Morgan Keegan financial advisors, including the Morgan Keegan advisors who recommended the RMK Funds to plaintiffs.

121.   In the presentations and conference calls noted above, Mr. Kelsoe deliberately or recklessly understated and failed to disclose the substantial risks of the RMK Funds and the misconduct discussed above. Furthermore, in litigation brought by another RMK Fund investor, Kelsoe has testified that the RMK Funds were never intended to be used as a core bond holding. This is a critical fact that neither he nor the other defendants ever disclosed to plaintiffs or to the Morgan Keegan financial advisors.

122.   Had Mr. Kelsoe disclosed the true facts to plaintiffs and/or their Morgan Keegan advisors, then plaintiffs would never have invested in the RMK Funds, would have sold them earlier, and or would not have re-invested their RMK Fund divs.

K. The RMK Funds' Catastrophic Crash

123.   During 2007-2008, the RMK Funds experienced a meltdown of unprecedented proportions, suffering losses of 90% or more of their values.

124.   These tremendous losses were <u>not</u> caused primarily by an economic downturn, the subprime crisis, or other general market forces. This assertion is easily confirmed by the performance of the investment indices by which the RMK Funds measured themselves and by the performance of other RMK Funds in the high income bond category. For example, for the year 2007, the Lehman Brothers U.S. High Yield Index, the benchmark by which the RMK Funds measured themselves, gained 1.87% while the RMK Funds lost close to 60% of their value.

125.   Similarly, the performance of other high income and intermediate bond funds in 2007 and 2008 was dramatically different from the catastrophic performance of the RMK Funds at issue in this case. The RMK Funds were by far the worst performing

funds in their categories. And in 2009, most high yield bond funds experienced a significant rebound, while the RMK Funds have not rebounded (the RMK Select High and Select Intermediate RMK Funds were actually closed in May 2009).

126. In July of 2008, the management of the four RMK Funds that were closed end Funds[9] were taken away from MAM and turned over to an investment advisor called Hyperion Brookfield. This firm attempted to chart a new course for these Funds and to move their holdings out of structured securities. The Select High and Select Income RMK Funds were unsalvageable and were closed in May 2009. The four closed end RMK Funds never recovered from their catastrophic losses.

127. The astonishing meltdown of the RMK Funds was caused primarily by their extreme overconcentration in the riskiest tranches of illiquid structured, asset-backed securities – an investment strategy and risk that was not properly disclosed to potential investors and which violated SEC rules and the RMK Funds own investment limitations.

128. Although subprime and credit concerns in 2007 had some effect on the RMK Funds, the magnitude of the RMK Funds' losses was completely outside the range of the losses, if any, experienced by other high income and intermediate income funds to which the RMK Funds compared themselves.

129. The disproportionate, adverse effect of economic events on the RMK Funds could not reasonably have been foreseen or anticipated by persons investing in the RMK Funds, in view of the RMK Funds' misleading and incomplete disclosures. The disproportionate effect of economic events on the RMK Funds, however, could and should reasonably have been foreseen and anticipated by defendants, given the RMK Funds' high

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[9] RMK Advantage Income Fund, RMK High Income Fund, RMK Multi-Sector High Income Fund, and RMK Strategic Income Fund.

concentration in a narrow sector of securities that were likely to plummet in unison in the event of a credit crunch or real estate downturn.

130. The majority of the RMK Funds' collapse occurred during and after a period of time in which defendants' made the following disclosures of problems with the RMK Funds that defendants had concealed throughout the years relevant to this lawsuit.

- In mid-August, 2007, the RMK Funds made several SEC filings disclosing asset illiquidity and difficulties in obtaining realistic values for some of the RMK Funds' securities. These SEC filings also stated that the RMK Funds were unable to file certified shareholder reports on a timely basis and had retained a valuation consultant to assist in determining the fair value of the RMK Funds' securities.

- On October 4, 2007, Regions Morgan Keegan Select RMK Funds, Inc., filed its annual report with the SEC. The following day, the Wall Street Journal reported that the Regions Morgan Keegan Select High Income and Intermediate RMK Funds had had to value 60% and 50% of their assets, respectively, at fair value since market values were not readily available.

- On November 7, 2007, defendant Kelsoe published a letter in which he stated that "we have always invested a large portion of our portfolios in "structured finance" fixed income securities . . . . and the weakness in the portfolios relates to this area of investment."

- On March 6, 2008, Regions Morgan Keegan Select High Income and Intermediate RMK Funds disclosed for the first time in an SEC filing that the RMK Funds losses were caused primarily because of the leveraged risk in the RMK Funds' structured securities.

131. Thus, the extraordinary decline in the RMK Funds' asset values and share prices during 2007-2008 was caused by actions and omissions of the defendants and their failure to make timely and accurate disclosures to the investing public.

L. **Regulatory Actions and a Financial Restatement**

132. After months of investigation, on April 7, 2010, the SEC issued an Order Instituting Administrative and Cease-And-Desist Proceedings (the "Cease & Desist Order"), against MAM, Morgan Keegan, Kelsoe, and Weller in connection with multiple

RMK Funds including the RMK Closed-End RMK Funds. The Cease & Desist Order, like this action, alleges violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC stated in its April 7, 2010 press release concerning the Cease & Desist Order:

> The [SEC] today announced administrative proceedings against Memphis, Tenn.-based firms Morgan Keegan [ ] and M[AM] and two employees accused of ***fraudulently overstating the value of securities backed by subprime mortgages***. The SEC's Division of Enforcement alleges that Morgan Keegan failed to employ reasonable procedures to internally price the portfolio securities in five RMK Funds managed by Morgan Asset, and consequently did not calculate accurate [NAVs] for the [F]unds. Morgan Keegan recklessly published these inaccurate daily NAVs, and sold shares to investors based on the inflated prices.
>
> > "***This scheme had two architects—a portfolio manager responsible for lies to investors about the true value of the assets in his RMK Funds, and a head of fund accounting who turned a blind eye to the fund's bogus valuation process***," said Robert Khuzami, Director of the SEC's Division of Enforcement. William Hicks, Associate Director in the SEC's Atlanta Regional Office, said, "***This misconduct masked from investors the true impact of the subprime mortgage meltdown on these RMK Funds.***"

133.   In addition, on April 8, 2010, the SEC, FINRA, and the State Task Force (collectively, the "Task Force") announced that they were commencing separate administrative proceedings against, *inter alia*, MAM, Morgan Keegan, Kelsoe, Sullivan, and Stringer for violations of the federal securities laws based on the RMK Funds' false statements to the public during the Relevant Period (the "Task Force Proceeding"). The Task Force Proceeding alleges that the RMK Funds' NAVs were artificially inflated due to the improper valuation of the RMK Funds' holdings, and that the RMK Funds failed to disclose certain risks to investors in 2007.

134.   On May 27, 2010, in light of the allegations and findings in the Cease & Desist Order and the Task Force Proceeding, PwC, the RMK Funds' independent public accounting firm for fiscal years 2006, 2007, and 2008, informed the RMK Funds that

PwC's audit reports should no longer be relied upon. On June 10, 2010, the RMK Funds announced that its previously issued financial statements for fiscal years 2006, 2007, and 2008 could no longer be relied upon pending resolution of the Task Force Proceeding.

135. BBD, LLP ("BBD") replaced PwC as the RMK Funds' independent public accounting firm for the six-month period ended September 30, 2008 and for fiscal year 2009. In view of PwC's correspondence, BBD subsequently informed the RMK Funds that BBD's audit reports similarly should no longer be relied upon.

136. On June 22, 2011, after two years of litigation, the SEC, FINRA, and securities regulators in four states announced the entry of Consent Orders imposing severe sanctions on MAM, Morgan Keegan, and James Kelsoe. The agreed sanctions included the payment of a $200,000,000 penalty on MAM and Morgan Keegan, a $500,000 penalty on Kelsoe, a restriction that MAM and its affiliates could not create or sell proprietary funds for a period of two years, the barring of Kelsoe from the securities industry, and the barring of MAM from participating in fund fair valuation activities for three years.

137. The consent orders entered by Tennessee, Alabama, Mississippi, Kentucky, and South Carolina contain, among other findings, the following findings of facts that are clearly relevant to the claims brought in this case:

   (a)   The RMK Funds were heavily concentrated in subordinated tranches of structured debt instruments, which carry more risk than senior tranches.

   (b)   The RMK Funds were highly correlated, meaning they behave like each other under similar market conditions. The combination of subordinated structured securities and the high correlation of the RMK Funds exposed investors owning more than one of these funds to heightened risks.

   (c)   The RMK Funds' public filings did not adequately disclose the risks of subordinated tranches and the quantity of subordinated tranches held by the Funds.

(d)   RMK Funds marketing materials and reports minimized the risks and volatility associated with investing in funds largely holding structured debt instruments.   Furthermore, marketing materials for one of the RMK Funds untruthfully stated that it did not invest in speculative derivatives.

(e)   In their SEC filings, the RMK Funds used an inappropriate benchmark with which to compare themselves.

(f)   The RMK Funds' SEC filings mischaracterized as corporate bonds and preferred stocks several hundred million dollars of subordinated tranches of asset-backed structured securities.

(g)   Morgan Keegan failed to adequately supervise the flow of information to its sales force concerning the RMK Funds.

138.   The FINRA Order noted that Mr. Kelsoe and the RMK Funds invested in a "unique product," and pursued a "contrarian" and "unique" strategy of investing heavily in asset- and mortgage-backed-securities – with a focus on subordinate tranches of structured deals." FINRA further noted that the securities have a low correlation to the comparative benchmark used by defendants.

139.   The SEC order concluded that MAM willfully violated, and James Kelsoe willfully aided and abetted violations of Section 206(1) and 206 (2) of the Investment Advisors Act. The Order further states that "the failure to disclose to the Funds' boards that Morgan Asset and Morgan Keegan was not complying with stated valuation procedures constituted fraud. In addition, the knowing of reckless failure to value securities, for which market quotations are not readily available, consistent with fair value requirements under the Investment Company Act and that materially affects a fund's NAV constitutes fraud."   The SEC further concluded that MAM and Mr. Kelsoe willfully violated Section 34(b) of the Investment Company Act by submitting inflated prices to be included in Funds' NAV calculations and financial statements.

140. The SEC made similar findings and sanctions against defendant Joseph Weller based on his misconduct in connection with the valuation of illiquid securities.

141. In addition, on December 10, 2013, the FCC entered an order sanctioning defendants Alderman, Blair, Johnson, McFadden, Morgan, Pitman, Stone, and Willis, who were members of RMK Fund boards of directors and members of the Audit Committee responsible for the valuation of the assets in the RMK Funds. The SEC concluded that these defendants violated the Investment Company Act in connection with the RMK Funds' fair violation of liquid securities. Specifically, the SEC found that these defendants failed to specify a fair valuation methodology pursuant to which the securities were to be valued; delegated their responsibilities as directors to determine their value to the Valuation Committee of MAM, but did not provide any meaningful substantive guidance on how these determinations should be made; and did not learn how fair values were actually been determined.

V. PRESUMPTION OF RELIANCE

142. Plaintiffs are entitled to a presumption of reliance under *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the claims asserted herein against defendants are predicated in part upon omissions of material fact which there was a duty to disclose. In the alternative, plaintiffs are entitled to a presumption of reliance on defendants' material misrepresentations and omissions pursuant to the fraud-on-the-market doctrine because:

(a) The RMK Funds' shares were actively traded in an efficient market on the NYSE during the Relevant Period;

(b) The RMK Funds' shares traded at high weekly volumes during the Relevant Period;

(c) As a regulated issuer, the RMK Funds' filed periodic public reports with the SEC;

(d) The RMK Funds regularly communicated with public investors by means of established market communication mechanisms, including through regular dissemination of press releases on the major news wire services and through other wide-ranging public disclosures, such as communications with the financial press, securities analysts and other similar reporting services;

(e) The market reacted promptly to public information disseminated by the RMK Funds;

(f) The material misrepresentations and omissions alleged herein would tend to induce a reasonable investor to misjudge the value of the RMK Funds' shares; and

(g) Without knowledge of the misrepresented or omitted material facts alleged herein, Plaintiffs purchased the RMK Funds securities between the time defendants misrepresented or failed to disclose material facts and the time the true facts were disclosed.

143.   In addition to the foregoing, plaintiffs are entitled to a presumption of reliance because, as more fully alleged above, defendants failed to disclose material information regarding the RMK Funds' business, financial results and business prospects throughout the Relevant Period. Plaintiffs relied on the RMK Funds' prices as an accurate reflection of their value, and defendants' misrepresentations affected the RMK Funds' prices.

VI. ACCESS TO INFORMATION AND FUND MANAGEMENT

144.   Because of the Individual Defendants' positions with the RMK Funds, they had access to the adverse undisclosed information about the Funds and their investments, performance, business, operations, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition via access to internal Funds' and Funds management's documents (including but not limited to MAM's

and Morgan Keegan's internal management books and records pertaining to their management of the Funds), conversations with and relationships between other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

145. The RMK Funds had no employees or officers; all of their management was provided by either MAM or Morgan Keegan, or both. Without discovery, it is not possible to be more specific than the allegations herein as to which aspects of the wrongful conduct alleged herein is attributable to which of the defendants.

146. Each of the Individual Defendants, by virtue of his, her or its high-level positions with the Funds and their management of or other relationship with the Funds, directly participated in the management of the Funds, was directly involved in the day-to-day operations of the Funds at the highest levels and was privy to confidential proprietary information concerning the Funds' and their investments, performance, business, operations, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition.

147. Because of the Individual Defendants' Board memberships and/or overlapping executive and managerial positions with, between and among the RMK Funds, MAM, Morgan Keegan, RFC Holding, Regions Bank, and/ Regions Bank, each of the Individual Defendants had access to the adverse undisclosed information about the Funds' and their investments, performance, business, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition and knew, or should have known, or recklessly disregarded, that these adverse facts rendered

the positive representations made by or about the Funds and their investments, performance, business, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition, as issued or adopted by the Funds and their management (including MAM), materially false and misleading.

148.   The corporate defendants, because of their employees' interlocking positions of control and authority as officers and/or directors of the RMK Funds, MAM, RFC Holding, and/or Regions Bank, controlled the management of the RMK Funds and the content of the various SEC filings, press re-leases, sales materials, and other public statements pertaining to the Funds.

149. Defendants were provided, or should have been provided, with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and had the ability or opportunity to prevent their issuance or cause them to be corrected.

150.   Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein; knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

VII. LEGAL CLAIMS

COUNT I

**Based On Violations of Section 11 of the Securities Act
By Select Funds, Inc., the Select High Fund, Select Intermediate
Fund, the RHY Fund, the Directors and Compliance Officers**

151.   Plaintiffs repeat and re-allege the allegations above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct. For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

152.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this count for violatation of Section 11 of the Securities Act by Select Funds, Inc., the Select High Fund, the Select Intermediate Fund, and the RHY Fund.

153.   Plaintiffs also contend that Allen Morgan, Alderman, Blair, Johnson, Mann, McFadden, Pittman, Willis, Anthony, Sullivan, Maxwell, Joseph Weller, and Thompson Weller (then"Directors"), and Wood and George (the "Compliance Officers,") violated Section 11 of the Securities Act, and plaintiffs seek a ruling to that effect.

154.   The Directors were directors of one or more of the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund at the time those Funds filed registration statements that were misleading or failed to disclose material information and/or signed such registration statements.

155.   The RHY Fund was the registrant for that Fund's registration statement and issued shares pursuant to the RHY offering materials.

156.   Select Funds, Inc. was the registrant for the Select High Funds' registration statements and issued shares pursuant to the Select High Fund's offering materials.

157. Select Funds, Inc. was the registrant for the Select Intermediate Fund's Registration Statements and issued shares pursuant to the Select Intermediates Fund's offering materials.

158. As set forth above, the registration statements and offering materials for the Select High Fund, the Select Intermediate Fund, and the RHY Fund contained, throughout the Relevant Period, untrue statements of material fact. In addition, these filings omitted to state other facts necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing these materials.

159. Select Funds, Inc., the Select High Fund, the Select Intermediate Fund, and the RHY Fund are strictly liable for the material misstatements and omissions contained in their respective offering materials.

160. The defendants named in this Count, the Directors, and the Compliance Officers owed to plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the registration statements and offering materials for the Select Intermediate Fund, the Select High Fund, and the RHY Fund, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact necessary to make the statements contained therein not misleading.

161. The defendants in this Count, the Directors, and the Compliance Officers did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the referenced materials, and did not possess reasonable grounds for believing that the materials did not contain untrue statements or omit to state material facts necessary to make the statements therein not misleading.

162.   Similarly, the defendants in this Count, the Directors, and the Compliance Officers named in this Count were negligent in failing to conduct a reasonable investigation of the statements contained in above-referenced materials concerning these Funds' financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

163.   Those plaintiffs who invested in the Select Intermediate Fund, the Select High Fund, and/or the RHY Fund purchased shares issued pursuant or traceable to the registration statements and offering materials of those funds and were damaged thereby.

164.   The plaintiffs who bring this Count did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the referenced offering materials when they purchased or acquired their securities.

165.   By reason of the foregoing, the defendants named in this Count are liable to the plaintiffs, who bring this Count for violations of Section 11 of the Securities Act and to recover all damages sustained by plaintiffs in connection with their RMK Fund investments, plus, pre-judgment interest.

166.   Plaintiffs also seek a ruling that the Directors and the Compliance Officers violated Section 11 of the Securities Act.

COUNT II

**Based On Violations of Section 12(a)(2) of the Securities By Select Funds
Inc., the Select High Fund, the Select Intermediate Fund, RHY Fund, and Kelsoe**

167.   Plaintiffs repeat and re-allege the allegations above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct.

168.   For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

169.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this Count for violation of Section 12(a)(2) of the Securities Act by Select Funds, Inc., Select High Fund, Select Intermediate Fund, RHY Fund and James Kelsoe.

170.   Plaintiffs also contend that Kelsoe violated Section 12(a)(2) of the Securities Act and seek a ruling to that effect.

171.   The defendants in this Count were issuers and sellers of the three funds at issue in this Count.

172.   The defendants in this Count and Kelsoe solicited the purchase of the Funds shares by the use of means or instruments of transportation or communication in interstate commerce or of the mails and by means of the Funds' offering materials.

173.   As set forth above, the registration statements and offering materials for the Select High Fund, the Select Intermediate Fund, and the RHY Fund contained, at the time of their registration and throughout the Relevant Period, untrue statements of material fact. In addition, these filings omitted to state other facts necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing these materials.

174. The Select High Fund, the Select Intermediate Fund, and the RHY Fund are strictly liable for the material misstatements and omissions contained in their respective offering materials. Defendant Kelsoe is liable because of his active promotion of the RMK Funds and his participation in and approval of the Funds' misleading registration statements, prospectuses, shareholder reports, and sales materials.

175. The defendants named in this Count and Kelsoe owed to plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the registration statements and offering materials for the Select Intermediate Fund, the Select High Fund, and the RHY Fund, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

176. The defendants in this count and Kelsoe did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the referenced materials, and did not possess reasonable grounds for believing that the materials did not contain an untrue statement or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

177. Similarly, the defendants named in this Count and Kelsoe were negligent in failing to conduct a reasonable investigation of the statements contained in referenced materials concerning these Funds' financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

178.   Those plaintiffs who invested in the Select Intermediate Fund, the Select High Fund, and/or the RHY Fund purchased shares issued pursuant or traceable to the misleading registration statements and offering materials of those funds and were damaged thereby.

179.   The plaintiffs who bring this Count did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the referenced offering materials when they purchased or acquired their securities.

180.   By reason of the foregoing, the defendants named in this Count are liable to the plaintiffs who bring this Count for violations of Section 12(a)(2) of the Securities Act and for all damages sustained by plaintiffs in connection with their RMK Fund investments, plus, pre-judgment interest.

COUNT III

Based on Violations of Section 15 of the
Securities Act by MAM, RFC Holding, and RFC

181.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct. For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

182.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this Count for violation Section 15 of the Securities Act against MAM, RFC, and RFC Holding.

183.   The Select High Fund, the Select Intermediate Fund, and the RHY Fund violated Section 11 of the Securities Act by filing registration statements and offering materials that contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the materials.

184.   The Select High Fund, the Select Intermediate Fund, the RHY Fund and Kelsoe violated Section 12(a)(2) of the Securities Act by soliciting the purchase of RMK Multi-Sector Fund's shares by means of offering materials that contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the materials.

185.   The defendants in this Count were controlling persons of Select High Fund, Select Intermediate Fund, and RHY Fund when these funds' offering materials were filed and became effective, because of their ownership and/or senior executive positions with the RMK Funds; their direct involvement in the Funds' day-to-day operations; their supervisory authority, and their signatures on and participation in the preparation and dissemination of the funds' offering materials.

186.   As set forth above, the defendants in this Count each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of Select High Fund, the Select Intermediate Fund, and the RHY Fund, including the content of their financial statements and offering materials.

187.   The defendants in this Count acted negligently and without reasonable care regarding the accuracy of the information contained and incorporated by reference the registration statements and prospectuses of the Select High Fund, the Select Intermediate Fund, and the RHY Fund and lacked reasonable grounds to believe that such information was accurate and complete in all material respects.

188.   The plaintiffs in this Count purchased shares pursuant or traceable to the offering materials of the Select High Fund, the Select Intermediate Fund, and the RHY Fund and were damaged thereby.

189.   Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the offering materials of the Select High Fund, the Select Intermediate Fund, and the RHY Fund when they purchased or acquired the securities.

190.   By reason of the foregoing, the defendants in this Count are liable to plaintiffs for violations of Section 15 of the Securities Act and for the damages requested above.

COUNT IV

Based On Violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 By the the RMH Fund, RMA Fund, the RSF Fund, the RHY Fund, Select Funds, Inc., the Select High Fund, Select Intermediate Fund, and Kelsoe, Anthony, Sullivan, and Joseph Weller

191.   Plaintiffs repeat and re-allege each and every allegation set forth above as if fully set forth herein.

192.   Plaintiffs who invested in the RMA Fund, the RMH Fund, the RSF Fund, the RHY Fund, the Select High Fund, and the Select Intermediate Fund assert this Count

for violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder against the RMA Fund, the RSF Fund, the RHY Fund, and Select Funds, Inc.

193. Plaintiffs also contend that Kelsoe, Anthony, Sullivan, and Joseph Weller (the "Officer Defendants") violated Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder, and seek a ruling to that effect.

194. As alleged herein, in connection with the sale and operation of the above-referenced RMK Funds, throughout the Relevant Period, the defendants in this Count and the Officer Defendants, individually and in concert, directly and indirectly, by the use of the means or instrumentalities of interstate commerce, the mails and/or the facilities of national securities exchanges, intentionally and recklessly made untrue statements of material fact and/or omitted to state material facts necessary to make their statements not misleading and carried out a plan, scheme and course of conduct, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The defendants in this Count and the Officer Defendants intended to and did, as alleged herein, (i) misled and defrauded the investing public, including plaintiffs, regarding the investment strategy, holdings, and risks of the RMK Funds; (ii) artificially inflated and maintained the prices of these Funds' publicly traded securities as alleged herein; and (iii) caused plaintiffs to purchase these Funds' securities at artificially inflated prices.

195. The Officer Defendants were individually and collectively responsible for making the false and misleading statements and omissions alleged herein and having engaged in a knowing course of conduct designed to deceive plaintiffs, by virtue of having prepared, approved, signed and/or disseminated the offering materials and financial

statements of the RMK Funds, which contained untrue statements of material fact and/or omitted facts necessary to make the statements therein not misleading.

196.   As set forth above, the defendants in this Count and the Officer Defendants made their false and misleading statements and omissions and engaged in the fraudulent activity described herein knowingly and intentionally, or in such a deliberately reckless manner as to constitute willful deceit and fraud upon plaintiffs.

197.   The defendants in this Count and the Officer Defendants misled not only investors, but also misled the Morgan Keegan financial advisors who recommended the RMK Funds to plaintiffs. As Gary Springer stated in the above-referenced email in May 2007, even Morgan Keegan financial advisors did not understand the complexity and risks of the RMK Funds, nor were they aware of the numerous, undisclosed facts and the fraudulent conduct discussed above.

198.   In ignorance of the false and misleading nature of these defendants' statements and omissions, and relying directly or indirectly on those statements or upon the integrity of the market prices for the publicly traded securities of RMK Funds, plaintiffs purchased these funds without knowledge of their true nature and risks and at artificially inflated prices.   Had plaintiffs known the true facts concerning defendants' misrepresentations and the material risks that were not disclosed, plaintiffs would not have invested in these Funds.

199.   By virtue of the foregoing, the defendants in this Count are liable for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and all damages sustained by plaintiffs in connection with their investments in these three funds.

COUNT V

Based On Violations of Section 20(a) of the Exchange
Act Against Defendants RFC Holding, and RFC

200.   Plaintiffs repeat and re-allege each of the allegations set forth above as if fully set forth herein.

201.   This Count is asserted against MAM, RFC Holding, and RFC for violation of Section 20(a) of the Exchange Act

202.   Specifically, this Count is asserted against RFC and RFC Holding as controlling persons of the RMK Funds, and MAM as controlling person of the RMK Funds, Kelsoe, Allen Morgan, Alderman, Anthony, Sullivan, and Joseph Weller.

203.   Each of the defendants named in this Count, by virtue of their conduct and positions as the manager of, and investment adviser to, the RMK Funds, as administrator, officers, or directors of the RMK Funds, or as parent companies of the Funds, were controlling persons of the RMK Funds. The defendants named in this Count abused their control and domination of the RMK Funds. As discussed above, defendant Allen Morgan directed Defendant Carter Anthony, President of MAM from 2001 through 2006, to "leave Kelsoe alone" and to give Kelsoe whatever he wanted or needed. The defendants named in this Count managed the RMK Funds and directly or indirectly controlled the RMK Funds, or were officers or directors of the RMK Funds, and materially participated in the conduct giving rise to the liability asserted herein.

204.   The defendants named in this Count had knowledge of, and participated in, the RMK Funds' transaction of business, and otherwise by exercising control over the RMK Funds. Accordingly, the defendants named in this Count had the power to control

the general business affairs of the RMK Funds, and the power to directly or indirectly control or influence the specific corporate policy (*e.g.*, the content of the RMK Funds' financial statements and other public statements).

205.   The defendants named in this Count are persons who controlled the RMK Funds, which are liable under Section 10(b) of the Exchange Action and SEC Rule 10b-5 thereunder. Defendants are therefore liable jointly and severally with and to the same extent as the RMK Funds and other primary violators noted in Count IV above.

206.   By reason of the foregoing, defendants named in this Count are liable for all damages sustained by plaintiffs in connection with their RMK Fund investments.

COUNT VI

Against MAM for vicarious liability for Kelsoe's Violations of Section 12 of the Securities Act And Of Section 10(b) of the Exchange Act and SEC Rule 10b-5

207**.**   Plaintiffs repeat and re-allege the allegations set forth above.

208.   This Count is asserted against MAM for vicarious liability with respect to the unlawful conduct of Kelsoe.

209.   As noted in Counts II and IV above, Kelsoe violated Section 12 of the Securities Act and of Section 10(b) of the Exchange Act and SEC Rule 10b-5 in connection with plaintiffs,' purchases of the RMK Funds.

210.   During the Relevant Period, Kelsoe worked as the employee and/or agent of MAM in managing the RMK Funds and engaging in the activities, misconduct, and omissions set forth above.

211.   Thus, under principles of agency and respondeat superior, MAM is vicariously liable for Kelsoe's violations of law and for the damages that were incurred by plaintiffs.

PRAYER FOR RELIEF

Therefore, plaintiffs respectfully request judgment as follows:

A.   Declaring and determining that defendants and the individuals noted above violated the Securities Act and Exchange Act by reason of the acts and omissions alleged herein;

B.   Restitution of investors' monies of which they were defrauded;

C.   Awarding plaintiffs compensatory damages against all defendants, jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

D.   Awarding plaintiffs the right to rescind the RMK Funds' securities to the extent they continue to hold such securities; and

E.   Granting plaintiffs such other and further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Respectfully submitted,

/s/ H. Naill Falls Jr.
H. Naill Falls Jr., TN BPR #6787
John B. Veach III, TN BPR #8994

FALLS & VEACH
1143 Sewanee Rd.
Nashville, TN 37220
615/242-1800

<u>/s/ Scott T. Beall</u>

Scott T. Beall
6800 Poplar Avenue
Atrium I, Suite 215
Memphis, TN 38138
901/681-0500

ANDREW M. STEIN, STEIN HOLDINGS, INC., and STEIN INVESTMENTS, LLC,	))))	No. _____	
Plaintiffs,	))	JURY DEMAND	
v.	)))		
REGIONS MORGAN KEEGAN SELECT HIGH INCOME FUND, INC., RMK HIGH INCOME FUND, INC., RMK STRATEGIC INCOME FUND, INC. RMK ADVANTAGE INCOME FUND, INC., RMK MULTI-SECTOR HIGH INCOME FUND, INC., REGIONS FINANCIAL CORPORATION, RFC FINANCIAL HOLDING, LLC REGIONS INVESTMENT MANAGEMENT, INC.	))))))))))))		
Defendants.	)		

COMPLAINT

TABLE OF CONTENTS

I. PRELIMINARY STATEMENT

1.   The plaintiffs in this action lost money investing in six income funds that were operated, managed, directed and/or sold by defendants: the Regions Morgan Keegan Select High Income Fund (the "Select High Fund"), the Regions Morgan Keegan Select Intermediate Bond Fund (the "Select Intermediate Fund"), the RMK High Income Fund (the "RMH Fund") the RMK Advantage Income Fund (the "RMA Fund"), the RMK Strategic Income Fund (the "RSF Fund"); and the RMK Multi-Sector High Income Fund (the "RHY Fund") (collectively, the "RMK Funds").

2.   The defendants engaged in unlawful conduct in connection with the sale of the RMK Funds to plaintiffs during the years 2002-2008 (the "Relevant Period"), ultimately resulting in catastrophic losses.

3.   Plaintiffs bring this action seeking to recover losses they sustained as a result of defendants' repeated violation of federal securities laws in connection with the sale of the RMK Funds.

4.   Plaintiffs' allegations are based upon personal knowledge as to themselves and their own acts, and upon information and belief as to all other matters. Plaintiffs' allegations concerning matters other than themselves and their own acts are based upon, among other things: (i) review and analysis of documents filed publicly by the RMK Funds with the SEC; (ii) review and analysis of press releases, news articles, and other public statements issued by or concerning the RMK Funds and other defendants named herein; (iii) review and analysis of research reports issued by financial analysts concerning the

4

RMK Funds' securities and securities held in the RMK Funds' portfolios; (iv) other publicly available information and data concerning the RMK Funds, including information concerning investigations and regulatory actions pursued by the SEC, the Alabama Securities Commission, the Kentucky Department of Financial Institutions, the Mississippi Secretary of State's Office, the South Carolina Office of the Attorney General, and the Financial Industry Regulatory Authority ("FINRA"); (vi) review of testimony of former employees of the defendants herein; (vii) review and analysis of news articles, media reports, and other publications; and (viii) review and analysis of pleadings filed in other pending litigations naming certain of the defendants herein as defendants or nominal defendants.

II. JURISDICTION AND VENUE

5.   The claims asserted herein arise under Sections 11, 12, and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77k, 77*l* and 77*o*, Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the SEC, 17 C.F.R. § 240.10b-5.

6.   This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1331 and 1337(a).

7.   Venue is proper in this District pursuant to Section 22 of the Securities Act, Section 27 of the Exchange Act, and 28 U.S.C. § 1391(b), (c) and (d). Many of the acts and omissions charged herein, including the preparation and dissemination to the public of materially false and misleading information, occurred in substantial part in this District.

8.   In connection with the acts and conduct alleged herein, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the United States mail, interstate telephone communications, and the facilities of national securities exchanges and markets.

III. THE PARTIES AND MATERIAL NON-PARTIES

A. Plaintiffs

9.   The plaintiffs, who invested in one or more of the RMK Funds during 2004-2008 (the "Relevant Period") are as follows:

(a)   Andrew M. Stein in a resident of Florida.

(b)   Stein Holdings, Inc. is a Tennessee corporation owned by Andrew Stein.

(c)   Stein Investments LLC is an Tennessee limited company owned by Andrew Stein.

B. Defendants

10.   Defendant Regions Morgan Keegan Select Fund High Income, Inc. ("Select Funds, Inc.") was organized as a Maryland corporation on October 27, 1998 with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103.   The company was an open-end, management investment company registered under the Investment Company Act ("ICA") and offered three portfolios or "series" of common stock, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund ("Select Intermediate Fund"), and Regions Morgan Keegan Select

High Income Fund ("Select High Fund"). These funds issued redeemable common stock pursuant to the Company's Articles of Incorporation and the ICA § 5(a)(1), 15 U.S.C. § 80a-5(a)(1). The Select Intermediate and Select High Income Funds began operation on March 22, 1999.

11.   Defendant RMK High Income Fund, Inc. ("RMK High Income") or "RMH") was organized as a Maryland corporation on April 16, 2003, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK High Income was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK High Income commenced investment operations on June 24, 2003. During the Relevant Period, RMK High Income's shares actively traded on the NYSE under the ticker symbol "RMH."

12.   Defendant RMK Strategic Income Fund, Inc. ("RSF Fund") was organized as a Maryland corporation on March 18, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Strategic was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK Strategic commenced investment operations on March 18, 2004. During the Relevant Period, RMK Strategic's shares actively traded on the NYSE under the ticker symbol "RSF."

13.   Defendant RMK Advantage Income Fund, Inc. ("RMA Fund"), was organized as a Maryland corporation on September 7, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Advantage was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. RMK Advantage commenced

investment operations on November 8, 2004. During the Relevant Period, RMK Advantage's shares actively traded on the NYSE under the ticker symbol "RMA"

14.   Defendant RMK Multi-Sector High Income Fund, Inc. (" "RHY Fund") was organized as a Maryland corporation on January 19, 2006, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Multi-Sector was during the Relevant Period registered under the ICA as a diversified, closed-end management investment company. During the Relevant Period, RMK Multi-Sector's shares actively traded on the NYSE under the ticker symbol "RHY."

15.   Defendant Regions Financial Corporation ("RFC"), a Delaware corporation, is a financial holding company that provides banking and other financial services through its subsidiaries. RFC is headquartered at 1900 Fifth Avenue North, Birmingham, Alabama 35203.   RFC is the ultimate parent corporation of Regions Investment Management, formerly known as, and the successor of, Morgan Asset Management, Inc. ("MAM") and also the former ultimate parent company of Morgan Keegan & Co., Inc., which served as underwriter of and provided other services to the RMK Funds. As corporate parent, RFC controlled a tight cluster of overlapping and interwoven enterprises that operated as a unified complex and treated the revenue generated by MAM and Morgan Keegan as its own. RFC aggressively used its name to facilitate the retail investment services offered under the "Regions Morgan Keegan" or "RMK" brand. For example, in public filings and statements, RFC stated:

(a) "R[FC] is also combining the investment management expertise of Morgan Keegan and Regions Trust into Morgan Asset Management. . . ."

(b) "[RFC's] investment and securities brokerage, trust and asset management division, Morgan Keegan, Inc., provides services from over 400 offices."

(c) "As a Regions Morgan Keegan Trust client, you enjoy: . . . Investment Intellect: Your investments are professionally managed by [MAM], our nationally-recognized investment manager."

(d) "[RFC] provides . . . brokerage and trust services in over 400 offices of Morgan Keegan . . . Morgan Keegan's lines of business include . . . trust and asset management."

(e) "[RFC's] primary source of brokerage, investment banking, and trust revenue is its subsidiary, Morgan Keegan. Morgan Keegan's revenues are predominantly recorded in the brokerage and investment banking and trust department income lines. . . ."

16. RFC Financial Holding, LLC ("RFC Holding"), formerly known as, and the successor to MK Holding, Inc., is a wholly owned subsidiary of RFC and was during 2004-2008 ("the Relevant Period"), the parent company of Morgan Asset Management, Inc. (" MAM"), now known as Regions Investment Management, Inc.

17. Defendant Regions Investment Management, Inc. was formerly known as and is the successor to Morgan Asset Management, Inc. and will be referred to herein as "MAM." During the Relevant Period, MAM was wholly owned by RFC Holding, Inc and indirectly owned by RFC. MAM was a Tennessee corporation and a federally registered investment advisor with the SEC, and was the RMK Funds' Investment Advisor during the Relevant Period (2002-2008) and had its principal office in Memphis, Tennessee. MAM served as the RMK Funds' investment advisor and manager under advisory agreements with the Funds. The Advisory agreements provided that MAM was to manage the investments and other affairs of the RMK Funds. MAM was responsible for managing the

RMK Funds' portfolios and for making purchases and sales of portfolio securities consistent with the Funds' respective investment objectives, policies and limitations described in the Funds' Prospectuses and Statements of Additional Information. MAM described itself in press releases as "the investment advisory arm of Regions Financial Corporation."

C. Material Non-Parties

18.   James C. Kelsoe, Jr., CFA, a resident of Tennessee, was during the Relevant Period the Senior Portfolio Manager of the RMK Funds and of MAM. In addition to Kelsoe's duties regarding management of the Funds and selection of investments, Kelsoe was responsible for reviewing information regarding holdings of the Funds to be included in marketing materials and filings with the SEC. Kelsoe also was responsible for supervising his staff's involvement with these processes, as well as their interaction with third parties. Kelsoe had the most knowledge at MAM about the nature of the holdings of the Funds, including the types of securities being purchased or sold for the Funds, the risks associated with the holdings, and the correlation of the holdings among the Funds. Kelsoe and his staff provided information for the preparation of regulatory filings, marketing materials, reports, and communications about the Funds. Kelsoe contributed to and delivered commentaries for the Funds and management discussions of Fund performance. The SEC filings for the Funds, for which Kelsoe and his staff furnished information regarding holdings of each of the Funds, were provided to Kelsoe for his review prior to filing. Kelsoe was also employed by Morgan Keegan, and was registered with the Financial Industry Regulatory Authority ("FINRA"), as a representative of Morgan Keegan. Kelsoe signed the letters to shareholders in Select Funds, Inc.'s annual

and semi-annual reports to shareholders, including the "management discussion of fund performance" or "management discussion and analysis" for each Fund, for June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, June 30, 2006, December 31, 2006, June 30, 2007, and December 31, 2007. Also, Kelsoe signed RMH's Form N-CSRS Certified Semi- Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006. In addition, Kelsoe promoted the RMK Funds in numerous meetings with Morgan Keegan clients and other prospective investors.

19.   Allen B. Morgan, Jr., was, during 2002-2007 a Director and Chairman of Select Funds, Inc. and is a resident of Tennessee. He also served as a Director and Vice-Chairman of Regions, a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director and Chief Executive Officer of Morgan Keegan. He signed the Select Funds Form N-1A registration statements, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements and which incorporated by reference Select

Funds, Inc.'s annual report to shareholders. As a director of Select Funds, Inc., Morgan reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

20.   J. Kenneth Alderman was during the Relevant Period a Director of the RMK Funds and is a resident of Alabama. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of MAM. He has been Executive Vice President of Regions. He is a Certified Public Accountant and he holds the Chartered Financial Analyst designation. He signed Select Funds, Inc.'s registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Alderman reviewed or was responsible for reviewing its registration statement and all amendments thereto and the annual, semi-annual and quarterly reports to shareholders. Alderman also signed the RHY Offering Materials.

21. Jack R. Blair was, from 2005 until December 31, 2007, a Director of Select Funds, Inc. and is a resident of Tennessee. He signed Select Funds, Inc. registration statement, or amendments thereto, dated August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements, As a director of Select Funds, Inc., Blair reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to share- holders.

22.   Albert C. Johnson was from 2005 through the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. He has been an independent financial consultant and has served as a director or chief financial officer of other companies. He also was with Arthur Andersen LLP. He signed Select Funds, Inc. registration statement, or amendments thereto, dated August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Johnson reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

23.   William Jefferies Mann was a Director of Select Funds, Inc. from 1999 until at least August 2005 and is a resident of Tennessee. He has been Chairman and President of Mann Investments, Inc., a real estate and private investing business. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004 and September 1, 2005, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Mann reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

24.   James Stillman R. McFadden was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Tennessee. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from the Company/Funds' audited annual financial statements. As a

director of Select Funds, Inc., McFadden reviewed or was responsible for reviewing Select Funds, Inc.'s registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

25. W. Randall Pittman was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, he held various positions with AmSouth Bancorporation (a bank holding company since acquired by Regions), including Executive Vice President and Controller. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Pittman reviewed or was responsible for reviewing its registration statement and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

26. Mary S. Stone was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Alabama. She has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. She is also a former member of Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant. She signed the Company/Funds registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30,

2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Stone reviewed or was responsible for reviewing Select Funds, Inc.'s registration statements and all amendments thereto and Select Funds, Inc.'s annual, semi-annual and quarterly reports to shareholders.

27. Archie W. Willis, III, was during the Relevant Period a Director of Select Funds, Inc. and is a resident of Tennessee. He was a First Vice President of Morgan Keegan from 1991 to 1999. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, October 29, 2007, which included financial highlights taken from Select Funds, Inc.'s audited annual financial statements. As a director of Select Funds, Inc., Willis reviewed or was responsible for reviewing its registration statement and all amendments thereto and its annual, semi-annual and quarterly reports to shareholders.

28. In its annual reports to shareholders during all relevant times herein, Select Funds, Inc. held out Johnson, McFadden, Pittman and Stone as members of the company's Audit Committee and as "financial experts." The company stated in its 2004 and 2005 annual reports to the Funds' shareholders: "The Fund's Board of Directors (the "Board") has determined that James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR." In the 2006 annual report to the Funds' shareholders, the company added Albert C. Johnson to the others as "financial experts."

29. Carter E. Anthony was President of the Funds from 2003 until at least August 2006 and is a resident of Alabama. From 2002 to 2006, he was President and Chief Investment Officer of MAM. From 2000 to 2002, he served as Executive Vice President and Director of Capital Management Group, Regions Financial Corporation. From 1989 to 2000, he was Vice President-Trust Investments, National Bank of Commerce. He signed Select Funds, Inc. registration statements, or amendments thereto, dated October 28, 2004, September 1, 2005, October 31, 2005, August 31, 2006 and October 30, 2006. He signed the letter to Select Funds, Inc.'s shareholders included in its annual and semi-annual reports for June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, and June 30, 2006. He signed Select Funds, Inc.'s Forms N-CSR annual, N- CSRS semi-annual, and N-Q quarterly reports for June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, May 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006. Anthony also signed each of the Closed End Funds' Offering Materials RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N- CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and

December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006; and RHY's Form N-Q Quarterly Statements of Portfolio Holdings dated August 29, 2006.

30.   Brian B. Sullivan was from August 2006 to 2008, President of the Funds and President and Chief Investment Officer of MAM and is a resident of Alabama. He also served as President of AmSouth Asset Management, Inc., which merged into MAM. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982, until 1996, Mr. Sullivan served in various capacities, including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation. He signed Select Funds, Inc. registration statement, or amendments thereto, dated October 29, 2007. He signed the letter to Select Funds, Inc.'s shareholders included in the Company/Funds' annual and semi-annual reports for December 31, 2006, June 30, 2007, December 31, 2007. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N-Q quarterly reports for September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007. He also signed the Closed End Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3,

2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

31.   Joseph C. Weller was from 1999 to at least October 2006 Vice President, Treasurer and Chief Financial Officer of the Select Funds, Inc., and is a resident of Tennessee. He has held positions as Executive Vice President and Chief Financial Officer, Treasurer and Secretary, and Executive Managing Director of Morgan Keegan. He also served as a Director of MAM from 1993 through the Relevant Period. He signed Select Funds, Inc.'s Form N-1A registration statement, or amendments thereto, dated September 1, 2005, October 28, 2004, October 31, 2005, August 31, 2006, and October 30, 2006. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N-Q quarterly reports for June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, May 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, and June 30, 2006.

32. J. Thompson Weller, the son of Joseph C. Weller, was from 2006 through the Relevant Period, Treasurer, Assistant Secretary, and Chief Financial Officer of the Funds and is a resident of Tennessee. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan. He was with Arthur Andersen & Co. and Andersen Consulting before joining Morgan Keegan. He signed Select Funds, Inc.'s registration statement, or amendments thereto, dated October 29, 2007. He signed Select Funds, Inc.'s Forms N-CSR annual, N-CSRS semi-annual, and N- Q quarterly reports for September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007. Weller also signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December

7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RSF's Forms N- CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006, March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2 Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

33.   Charles D. Maxwell was during all relevant times herein Secretary and Assistant Treasurer of Select Funds, Inc. and is a resident of Tennessee. He also had been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of MAM. He was with the accounting firm of Ernst & Young LLP before joining Morgan Keegan. Maxwell had principal or primary responsibility for

supervising the preparation of Select Funds, Inc.'s registration statement and amendments thereto and all other filings with the SEC.

34.   David M. George was until 2006 the Chief Compliance Officer of Select Funds, Inc. and is a resident of Tennessee. He was also a Senior Vice President of Morgan Keegan. He has over twenty years of industry experience in broker/dealer regulation but none in registered investment company regulation. George is a member of the NASD District 5 Focus Group and Securities Industry Association's Compliance and Legal Division.

35.   Michele F. Wood was, since 2006, the Chief Compliance Officer of Select Funds, Inc. and is a resident of Tennessee. She was the Chief Compliance Officer of MAM and a Senior Vice President of Morgan Keegan from 2006 through the Relevant Period. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006.

36.   Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein; knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

37.   The inndividuals discussed in ¶¶ 18-35 above are referred to herein as the "Material Non-parties."

IV. FACTS GIVING RISE TO PLAINTIFFS' CLAIMS

A. Overview of Misrepresentations And Omissions In The RMK Funds' SEC Filings

38. The Securities and Exchange Commission ("SEC") promulgates, through its Forms N-1A and N-2, directives that open-end and closed-end management companies, respectively, must follow in the prospectuses they file with the SEC. [1] Form N-1 states that prospectuses filed by open-end management companies must:

- "**clearly disclose the fundamental characteristics** and **investment risks** of the Fund, using concise, straightforward, and easy to understand language" (emphasis supplied)

- "identify the Funds' **principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally**)" (emphasis supplied)

- "summarize the **principal risks** of investing in the Fund." (emphasis supplied)

- not "disproportionately emphasize investments or activities of the Fund that are not a significant part of the Funds' investment operations"

- "be designed to assist an investor in **comparing and contrasting the Fund with other Funds**"

39. Similarly, Form N-2 states that prospectuses filed by closed-end management companies must:

- use "clear, concise, and understandable" language and include "only information needed to understand the **fundamental characteristics**" of the fund (emphasis supplied)

- "concisely describe the **investment objectives and policies of the Registrant that will constitute its principal portfolio emphasis**, including . . . the **types of securities in which the registrant will invest principally**" and must "briefly describe the **significant investment practices**" the fund intends to employ (emphasis

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[1] Regions Morgan Keegan Select High Income Fund, Inc., which owned and operated the Regions Morgan Keegan Select High Income Fund and the Regions Morgan Keegan Select Intermediate Bond Fund, is an open-end management company. The other four RMK Funds were closed-end management companies.

supplied)

- "concisely describe the risks associated with an investment in the Registrant" and "discuss the **principal risk factors**" (emphasis supplied).

40.   The RMK Funds offering materials all stated that their primary investment objective was to seek a high level of current income. The secondary investment objective was capital growth when consistent with the primary investment objective. Each of the RMK Funds claimed to achieve their investment objectives by investing in a diversified portfolio consisting primarily of debt securities that the [Investment] Advisor believes offer attractive yield and capital appreciation potential, by focusing on investments in below investment grade securities, sometimes called "junk bonds."

41.   These generic disclosures failed to comply with the SEC's disclosure directives and failed to provide investors with a meaningful understanding of the RMK Funds. As defendants well knew, at all times relevant to this case, the principal, fundamental strategy of the RMK Funds was a highly unusual concentration in structured, asset-backed securities, particularly the lowest, riskiest tranches of such structured securities. The Select High Income and Select Intermediate Bond RMK Funds utilized this strategy from the outset. And when the four, closed-end RMK Funds were offered in 2003, 2004, and 2006, defendants understood that these Funds would simply continue the existing strategy.[2]

42.   Thus, the principal risk posed by an investment in the RMK Funds was the unusual risk associated with the lower tranches of structured securities. The income flow produced by the pool of assets backing a structured investment typically flows to the

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[2] In a July 17, 2007 conference call to Morgan Keegan brokers, Kelsoe, the RMK Funds' portfolio manager, stated that from the beginning, the RMK Funds' strategy was to invest in structured securities.

tranches in order of priority from top to bottom. For example, an eighth tier tranche receives income only after tranches 1-7 are fully paid. The lower tranches, which earn more interest if things go well, have highly leveraged risks that, in bad times, may result in complete losses. Furthermore, many of the lower tranch structured securities purchased by the RMK Funds could by contract be excluded from cash payments in the event of credit rating downgrades even if there had been no default. Again, this unusual risk was not disclosed.

43.   Another huge (and undisclosed) risk with the structured securities in which the RMK Funds primarily invested was the fact that it was not feasible for Mr. Kelsoe and MAM to obtain sufficient information about the assets underlying the tranches purchased by the Funds, so that defendants continuously purchased assets without sufficient information to make individual risk analyses. Indeed, Mr. Kelsoe, the RMK portfolio manager, frequently attempted to get basic information concerning structured securities he had purchased weeks before.

44.   In violation of SEC rules, the prospectuses and registration statements filed by the RMK Funds failed to disclose either their principal investment strategy or the unusual risks associated with that strategy – facts that were obviously highly material. The RMK Funds' SEC filings misleadingly numbed investors with an extensive laundry list of possible investments and risks, but gave them no fair notice of what the RMK Funds actually were doing and intended to do, nor fair notice of the attendant risks.

45.   No other intermediate term or high-yield bond fund invested as heavily in structured financial instruments as did the RMK Funds in this case. On July 19, 2007, Bloomberg News quoted defendant James Kelsoe, senior portfolio manager of the RMK

Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual RMK Funds didn't own much of this stuff" and that Kelsoe was "the one real big exception."

46. But the RMK Funds' SEC filings never gave investors the requisite information to assist them "in comparing and contrasting the Fund with other RMK Funds," as the SEC requires. To the contrary, as discussed *infra*, the RMK Funds misled investors about the true nature of the RMK Funds by comparing themselves, in SEC filings, to a bond fund benchmark that did not include any component of structured securities.

47. In other litigation, defendants have noted that the Statement of Additional Information filed by one of the RMK Funds included a discussion of the fact that the RMK Funds "may" invest in "subordinated classes of senior- subordinated securities" that "are subordinated in some manner" as to payments. This disclosure clearly failed to satisfy the RMK Funds' legal obligations. Defendants' vague, uncertain language did not fairly explain the nature and risks of the tranched investments, nor was there any explanation that this type of investment was in fact the principal strategy and concentration of the RMK Funds. Moreover, the SEC requires that <u>principal</u> strategies and risks must be disclosed in the prospectus. Disclosure of principal strategies and risks only in a Statement of Additional Information, which is not provided to investors unless requested, is not legally permissible, nor is it fair to investors.

48. It was not until an SEC filing in early March of 2008 that the RMK Funds first made any meaningful disclosure of their principal risk – a risk that by that time had

destroyed the Funds. In a semi-annual report filed by the Select RMK Funds, management's discussion of the brutal losses sustained by the RMK Funds included a brief statement that "the structured finance category has taken the hardest hit so far due to the implicit (*i.e.*, built into the structures) and explicit (*i.e.*, financed, or bought on margin) leverage employed for this asset category. . . ."[3]

49.	But the RMK Funds prospectuses and registration statements had never disclosed or explained the leveraged risk created by the RMK Funds' concentration in structured, asset-backed securities or the fact of that concentration. To the contrary, the Select RMK Funds' prospectuses stated that they would not employ margin leverage, and the four RMK Fund prospectuses stated that leverage would be limited to margin debt equal to no more than one-third of the RMK Funds' total asset value. These statements significantly misled investors about the principal risk in the RMK Funds – the implicit leverage in the lower tranches of Funds' structured security holdings, which was dramatically greater than one-third of the total investment in these securities.

50.	Thus, as set forth in the preceding paragraphs, each of the prospectuses and registration statements pursuant to which the RMK Funds were sold to the public during the Relevant Period contained material misrepresentations and failed to disclose material facts concerning the RMK Funds' principal investment strategy and risk. In September 2006, Morgan Keegan's Wealth Management Group reviewed one of the RMK Funds and concluded that:

> **Issues included in the portfolio are generally the inferior tranches of structured deals. They trade at large discounts due to a lack of demand and liquidity**.

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[3] This statement was presumably confused in its reference to margin debt, which the Select Funds, as open-end mutual Funds, were not allowed to use.

That, in two short sentences, was the basic core of what defendants should have, but chose not to, disclose to investors. The non-disclosure was clearly no mistake. The RMK Funds were the most profitable segment of the business of MAM and Morgan Keegan. Providing investors with the information in the above-referenced report would have been very bad for business.

51. In addition, the RMK Funds' prospectuses and registration statements also failed to disclose a number of other critical facts, including the following:

(a) The structured investments in which the RMK Funds were concentrating their investments were not actively traded, were less liquid than the of securities held by virtually all other bond funds, and were difficult to value. In addition, the Select High Fund and the Select Intermediate Fund violated regulatory and internal limitations under which these Funds could not purchase securities that would result in illiquid securities comprising more than 15% of the Funds' portfolio. In fact, throughout the Relevant Period, the majority of all the RMK Funds' portfolios were illiquid.

(b) The substantial illiquidity of the RMK Funds meant that in the event of a forced sale the assets would quite likely bring far less than the prices at which they were valued by the RMK Funds.

(c) The illiquidity of the RMK Funds also meant that if it became necessary for the RMK Funds to sell assets, either because of shareholder liquidations or margin calls, the manager would likely have to sell first the few lower-risk, liquid assets held by the RMK Funds, thus penalizing those who remained in the RMK Funds.

(d) Also, the RMK Funds violated internal restrictions prohibiting them from concentrating more than 25% in one industry group.

(e)   The RMK Funds consistently overvalued their assets and misclassified assets to create the appearance of greater diversification in their portfolios.

(f)   The RMK Funds portfolio manager, Mr. Kelsoe, was not supervised in his management of the Funds.

(g)   The RMK Funds were all pursuing the same investment strategy and investing the great majority of their portfolios in the same securities. This greatly exacerbated the difficulty of selling assets at reasonable prices in the event of a forced liquidation.

(h)   Investors in the RMK Funds were not told that in the event that one of the RMK Funds were forced (because of redemptions or margin calls) to sell assets at prices below the value at which they were carried by that Fund, then the other RMK Funds would have to mark down the value of the same or similar assets they held.

(i)   In addition, the RMK Funds were presented to the investing public as different RMK Funds that employed different investment strategies. In truth, however, they were managed almost identically, with highly similar asset allocations and individual securities holdings. This reality was not disclosed in the registration statements and prospectuses filed by the RMK Funds.

(j)   Because of their highly correlated portfolios, investors who purchased more than one of the RMK Funds assuming they were thereby diversifying and reducing overall risk, were in fact not doing so[4]. This fact was not disclosed in the registration statements and prospectuses filed by the RMK Funds.

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[4] For example, in 2005, the closed end RMK Funds' portfolios comprised approximately 80.79% of the same securities, in 2006 they comprised approximately 91.42% of the same securities, and in 2007, they comprised approximately 95.15% of the same securities.

(k) During 2007 and 2008, the RMK Funds paid dividends to investors that included an undisclosed return of principal. The inflated dividends were clearly calculated to mislead investors into believing that the RMK Funds were generating strong returns and to induce investors, including plaintiffs, to hold onto or increase their RMK Fund investments.

B. Defendants Failed To Disclose The Funds' Violation of Concentration Rules and Limitations

52.   The registration statements and prospectuses filed by the RMK Funds represented that they would invest in a wide range of securities, which would contribute to a more stable net asset value, would not invest more than 25% of their total assets in the securities of companies in the same industry, and would pursue a value investing strategy. These statements were false in view of the fact that the RMK Funds were concentrated and intended to concentrate far beyond 25% in securities that in the event of a liquidity crunch would collapse as a single sector because they were purchased primarily by financial industry firms that relied on credit. These facts were never disclosed in the RMK Funds' offering materials.

53.   The RMK Funds represented to investors that they were subject to a fundamental investment limitation whereby they could not purchase securities if, as a result, *25%* or more of a Fund's total assets would be invested in the *"same industry."*[5] The RMK Funds violated this key investment limitation throughout the Relevant Period, however, without stockholder approval. As of March 31, 2007, for example, the RMK

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[5] *See* RMH Form 497 dated June 26, 2006; RSF Form 497 dated March 22, 2004; RMA Form 497 dated November 10, 2004; and RHY Form 497 dated January 23, 2006.

Funds had actually invested between *65-70%* of their respective portfolio securities in asset backed securities ("ABS"), a *single industry* as delineated by the SEC's Standard Industrial Classification Code List (No. 6189, "Asset-Backed Securities"). These facts were never disclosed in the RMK Funds' offering materials.

54. The RMK Funds further violated this stated policy by investing between 27%-32% of their portfolio securities in subprime mortgage-related ABS, another distinct industry defined by the SEC. These facts were never disclosed in the RMK Funds' offering materials.

55. For further example, the following table shows the extent to which the Select High's and Select Intermediate Fund's portfolios comprised asset and mortgage-backed securities and the portion of those securities for which prospectuses were found for the period June 30, 2004 through December 31, 2006; for each Fund, the table shows the total ABS/MBS in its portfolio for which prospectuses were found (i.e., those securities that were registered with the SEC and, therefore, not subject to any legal or contractual limits on their trading in the public markets), the dollar amount of all of the Fund's ABS/MBS based on the reported values, the ABS/MBS for which prospectuses were found as a percentage of all of the Fund's ABS/MBS (whether restricted or non-restricted, registered or not registered [many securities that were not classified as restricted in the Funds' annual, semi-annual and quarterly reports were nevertheless not the subject of a registration statement]), the dollar amount of the Fund's total investments by reported values, and all of the Fund's ABS/MBS as a percentage of the Fund's total investments.

High Income Fund	12/31/2006	06/30/2006	06/30/2005	06/30/2004
ABS/MBS for which prospectuses Were found	$66,771,924	$136,512,765	$178,151,583	$101,997,649

$ All Fund's total ABS/MBS	$707,365,854	$701,298,606	$672,064,440	$592,329,036
% of ALL ABS/MBS, restricted, non-restricted, registered and unregistered	$707,365,854	$701,298,606	$672,064,440	$592,329,036
Fund's total investments	$1,243,012,732	$1,192,784,672	$1,113,630,486	$797,862,519
ABS/MBS as % of total investments	56.9%	58.8%	60.3%	74.2%

Intermediate Fund	12/31/2006	06/30/2006	06/30/2005	06/30/2004
Total ABS/MBS for which prospectuses were found	$127,791,627	$74,660,729	$95,195,178	$24,001,378
$ Amount of ALL of Fund's ABS/MBS	$588,421,217	$493,922,691	$383,263,411	$195,833,003
% of ALL ABS/MBS, restricted and non-restricted, registered and unregistered	21.7%	15.1%	24.8%	48.6%
Fund's total investments	$936,056,013	$673,709,710	$482,003,037	$248,168,571
ABS/MBS as % of total investments	62.9%	73.3%	79.5%	78.9%

56.   In addition, the prospectuses and registration statements filed with respect to the Morgan Keegan Select High Income and Intermediate RMK Funds stated that these RMK Funds would not invest more than 15% of their assets in illiquid securities. The RMK Funds failed to disclose that they had violated and planned to continue to violate this investment restriction by concentrating heavily in structured securities that had no reliable market in which such assets could be sold for amounts commensurate with their purchase prices.

57.   The RMK Funds also violated their stated policies by investing more than 25% of their portfolio securities in mortgage-related securities, another distinct "industry" as delineated by the SEC in the Standard Industrial Classification List (No. 6162, "Mortgage Bankers & Loan Correspondents," *i.e.*, the mortgage loan industry). For example, in 2007, RMH invested approximately 27% of its assets in subprime mortgage-related ABS; RSF invested approximately 31%; RMA invested approximately 31%; and RHY invested approximately 32%. These concentration violations were never disclosed.

C. The RMK Funds Losses Primarily Occurred In Securities
In Which The Funds Were Improperly Concentrated

58.   As discussed below, the RMK Funds lost close to 90% of their value in 2007-
2008.   The above-referenced, improper, and undisclosed concentrations in asset-backed
and illiquid securities resulted in the great majority of the RMK Funds losses.   For
example, 94.3% of the Select High Fund's identifiable losses from March 31, 2007 to
December 31, 2007 were in structured securities. The other RMK Funds losses had similar
losses in structured and/or illiquid securities. And more than 90% of the RMK Funds
losses were in internally priced (and therefore illiquid) securities.

D. Defendants Falsely Classified Assets
To Give Appearance of Diversification

59.   Not only did defendants fail to disclose the "same industry" and illiquid
asset violations, but they also falsely classified hundreds of millions of dollars in structured
securities as corporate bonds and preferred stocks in order to deliberately obscure those
violations from investors.

60.   For example, as of March 31, 2007, the four closed-end RMK Funds falsely
classified **approximately $217.8 million of ABS – or 16.4% of the Funds' combined
initial gross market capitalization**—as corporate bonds and preferred stocks in SEC
filings. Broken out by Fund, as of March 31, 2007, the false asset classifications equate to
18%, 14%, 17%, and 17% of RMH, RSF, RMA, and RHY's initial gross market
capitalizations, respectively.

61. As of June 30, 2007, these funds falsely classified **approximately $240.4
million of ABS – or 18% of the Funds' combined initial gross market capitalization –**

as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of June 30, 2007, the false asset classifications equate to **20.5%, 16.3%, 18%, and 18%** of RMH, RSF, RMA, and RHY's respective initial gross market gross capitalizations.

62.   Similarly, the percentages of Select Intermediate Fund's and Select High Income Fund's portfolios invested in asset-backed securities were reported to be less than the actual percentages because "preference shares" were reported as "preferred stock" and "Corporate Bonds – Special Purpose Entities" were reported as "corporate bonds." In reality, both types of securities are asset-backed securities.

63.   "Preference shares" are not corporate preferred stock. Preference shares in asset-backed structured securities, also known as "equity tranches," are equivalent to purchasing the entire portfolio of underlying assets with a margin loan equal to the face value of the other tranches offered. These are the riskiest, most highly leveraged tranches in structured securities. By purchasing preference shares, the Funds were investing in the assets collateralizing a given structured finance deal leveraged 50 or more times. Almost all of the securities in the Funds' portfolios classified by the defendants as "preferred stock" were "equity tranches."

64.   Virtually all of the securities in the Funds' portfolios classified by the defendants as "corporate bonds - special purpose entities" were not corporate bonds but were asset-backed securities. Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 7.

65.   Thus, the defendants caused the RMK Funds to understate the extent to which asset-backed structured securities comprised the Funds' portfolios by misrepresenting asset-backed securities as "preferred stock" or as "corporate bonds –

special purpose entities and thereby misled investors regarding the extent to which the Funds were diversified and their level of risk.

66.   For example, the defendants caused the High Income Fund to disclose its investments in asset-backed securities to be 55% of the Fund's net assets as of March 31, 2007. Based on the reclassification of "preferred stock" and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the High Income Fund's investments in asset-backed securities as of March 31, 2007 were 66.6% of net assets, a 20% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (29% corrected to 22%) and preferred stock (5% corrected to 0.4%). Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 11.

67.   For a second example, the defendants caused the Intermediate Fund to disclose its investments in asset-backed securities to be 54% of the Fund's net assets as of March 31, 2007; based on the reclassification of "preferred stock' and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the Intermediate Fund's investments in asset-backed securities as of March 31, 2007 were 63% of net assets, a 17% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (37% corrected to 29%) and preferred stock (2.7% corrected to 1.6%). *Id.*

68.   Defendants' misclassifications are set forth in greater detail in the consolidated amended complaints filed in the RMK Funds open end and closed end class actions pending in this Court. *See* case 2:07-cv-02784-SHM, docket # 218 at 173-76 and

case 2:07-cv-02830-SHM, docket # 186 at 35-51. Plaintiffs incorporate herein the referenced pages from those complaints.

69.   The remarkable dollar size of the false classifications - *18%* of the RMK Funds' collective initial market capitalization of $1.08 billion - and the *basic* nature of the RMK Funds' false asset classifications indicate that the misrepresesentations were intentional or at least highly reckless. To falsely classify ABS as corporate bonds and preferred stocks repeatedly is tantamount to confusing an issuer of gold with an issuer of pork bellies many times over. It simply does not happen by accident. Rather, as alleged herein, the false asset classifications were the result of a systematic effort to hide the RMK Funds' concentration in ABS, and especially those ABS tied to subprime mortgages.

70.   Further, these false asset classifications made the RMK Funds appear more diversified than they actually were by consistently understating ABS and overstating corporate bonds and preferred stocks and masked the true risk characteristics of the RMK Funds and their portfolio securities. Investors were consequently deprived of the ability to understand the riskiness of investments in the RMK Funds, especially given the critical role that diversification plays when investing in below-investment grade debt securities. Defendants affirmatively hid the fact that there was insufficient diversification here. There is no plausible explanation for defendants' false classification of the RMK Funds' assets, except that they were the result of a deliberate effort to cover up the RMK Funds' concentration in ABS (particularly subprime mortgage-related ABS) and to create the appearance of proper diversification.

71.   In 2008, the Funds admitted the falsity of the asset classifications when they filed reports with the SEC reclassifying, as ABS, their retained "corporate bonds" and

"preferred stocks," as detailed below. However, despite their official asset reclassification, defendants have still not and could not explain how the false classifications came about or how they were not the result of intentional conduct.

E. **Defendants Deliberately Overvalued the Funds' Assets**

72.   The RMK Funds represented to the public that when price quotations for securities were not readily available or if the available quotations were not believed to be reflective of market value, those securities would be valued at "fair value" as "determined in good faith by [MAM's] Valuation Committee."

73.   MAM's Valuation Committee did not value the RMK Funds' portfolio securities at all, however. Rather, all fair valuations were delegated by contract to Morgan Keegan, which assigned accounting-related tasks to its Fund Accounting Department in its Wealth Management Services ("WMS") division. But Morgan Keegan's Fund Accounting Department did not determine the value of the RMK Funds' portfolio securities either. Instead, Kelsoe himself assigned values to portfolio securities. These highly troubling facts were not disclosed.

74.   Furthermore, Kelsoe manipulated quotations submitted by broker-dealers and arbitrarily assigned higher values to numerous portfolio securities to inflate the RMK Funds' net asset values ("NAVs"). Higher NAVs earned greater fees for MAM and higher bonuses for defendant Kelsoe - as well as defendant Carter E. Anthony ("Anthony"), President of the RMK Funds and President and Chief Investment Officer ("CIO") of MAM from 2003 until August 2006; defendant Brian B. Sullivan ("Sullivan"), the RMK Funds' President and Principal Executive Officer and MAM's CIO from 2006 through July 2009;

and defendant Joseph Thompson Weller ("Weller"), the RMK Funds' Treasurer and Morgan Keegan's Controller and Head of the Fund Accounting Department.

75.   Significantly, with regard to investment advisory services, the RMK Funds each entered into agreements with MAM. Pursuant to the terms of the RMK Funds' Investment Advisory Agreements, MAM charged the RMK Funds an annual advisory fee of 0.65% of each Fund's average daily total assets minus the sum of accrued liabilities other than debt entered into for purposes of leverage. In light of this compensation structure, therefore, MAM, Kelsoe, Anthony, Sullivan and Weller all had an incentive to maximize the reported NAVs of the RMK Funds. In fiscal years 2006 and 2007, MAM earned more than two million dollars in fees from the RMK Funds based on falsely reported NAVs, as alleged herein. Further, as employees of MAM and the RMK Funds' portfolio managers, defendants Kelsoe, Anthony, Sullivan and Weller each received a base salary and an annual cash bonus equal to as much as 50% of their annual base salaries as determined by investment management results, including the performance of the RMK Funds. Kelsoe, Anthony and Sullivan each earned 50% of their bonuses by meeting target returns and 75% by meeting maximum returns (the remaining 25% was determined by a Bonus Plan Committee), and thus had a further incentive to maximize the RMK Funds' reported NAVs.

76.   The SEC has alleged that between January and July 2007 alone, Kelsoe sent approximately *262 unsubstantiated price adjustments* to Morgan Keegan's Fund Accounting Department and MAM's Valuation Committee. The Fund Accounting Department and Valuation Committee rubber-stamped those adjustments, and those false securities prices were reported to investors. *See* paragraphs 115 *et seq. infra.*

F. The RMK Funds' Portfolio Manager Was Not
Supervised And Obstructed Compliance Officers

77.   Carter Anthony, President of MAM from 2001 until the end of 2006, was explicitly instructed by Morgan Keegan President **Doug Edwards** and former Morgan Keegan President and Founder Allen Morgan that Kelsoe, a person clearly subject to Anthony's supervisory responsibility under MAM's organizational structure, was "to be left alone."[6] These instuctions effectively shielded Kelsoe from Anthony's supervision or the supervisory authority of anyone.

78.   Anthony normally conducted performance reviews of all MAM mutual fund managers, which included reviews of their portfolios and trading.   However, he was prohibited from providing the same supervisory review and oversight to Kelsoe and the Funds.

79.   In addition, Kelsoe obstructed attempts at compliance reviews.   For example, in the late spring of 2007, Kelsoe refused to allow a 2007 year-end on-site due diligence review (the "2007 Diligence Review") by certain Morgan Keegan employees. Morgan Keegan's Due Diligence Policy for mutual RMK Funds required annual on-site diligence reviews beginning in July 2006. However, when Kim Escue, a Morgan Keegan Vice President and WMS Fixed Income Analyst, made repeated attempts to conduct the 2007 Diligence Review in the spring and summer of 2007, Kelsoe rebuffed her efforts at every turn. Subsequently, Ms. Escue tried to blow the whistle on Kelsoe and the RMK Funds but Gary Stringer quashed her efforts.

---

[6] Mr. Anthony has testified that "time and time again I was told by Morgan and Edwards leave Kelsoe alone, he's doing what we want him to do, he's also a little bit strange, he gets mad easy, leave him alone; and I left him alone."

80.   Had Escue been given an opportunity to observe Kelsoe doing his job while the market was open, as required by internal policy, she would have seen that he regularly purchased structured securities without obtaining the basic, fundamental information necessary to make a professional judgments as to which securities to buy and sell. She further would have seen that Kelsoe frequently ignored dealer quotes and made up his own prices in order to manipulate the RMK Funds' NAVs. *See* Sections IV(F) and IV(I).

G. Defendants Deceptively Compared the RMK Funds to an Inappropriate Benchmark Index and Falsely Styled Them as High Yield Bond RMK Funds

81.   According to *The Handbook of Fixed Income Securities*:

First and foremost, an appropriate benchmark should match the desired or required strategic ***allocation of portfolio assets*** so that portfolio manager is able to "buy the benchmark" when and if he so decides. When comparing portfolio performance to the benchmark, it is critical to know that any difference is due to the manager's decision and not to any ***in-built mismatches*** over which the manager has no control. . . . The Lehman bond indexes, for example, comprise all debt outstanding that meets index rules, weighted by market value . . . but that does not necessarily make it an ***appropriate benchmark***.[7]

82.   If a money manager invests frequently and primarily in assets that are not contained in a peer or benchmark index, then a different index should be used as a peer or benchmark in order to prevent an "in-built" asset "mismatch."

83.   During the Relevant Period, in the Select High Fund's annual and semi-annual reports, prospectuses, and sales materials, the High Income Fund's performance was compared to the Lehman Brothers U.S. High Yield Index, which is a broad-based unmanaged index of fixed rate, non-investment grade debt, including Canadian and global

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[7] Frank J. Fabozzi, *Handbook of Fixed Income Securities* (7th ed.), at 1018.

bonds (SEC registered) of issuers in non-emerging countries and original issue zeroes, step-up coupon structures and 144A securities. The index excluded structured finance securities and private placements. McCann, *Regions Morgan Keegan; The Abuse of Structured Finance*, p. 31 n. 26.

84.   The High Yield Index was an inappropriate peer or benchmark for comparison with the RMK Funds because the holdings comprising the Lehman High Yield Index were not comparable to the RMK Funds' holdings. The High Yield Index *only* contained corporate bonds and preferred stocks and no ABS. But between *65%-70%* of the RMK Funds' portfolios comprised ABS. The RMK Funds' portfolios were inherently riskier than, and deviated greatly from, the portfolios within the High Yield Index. These facts were not disclosed.

85.   Indeed, as Gary Stringer recognized in a May 2007 internal e-mail:

What worries me about this bond fund [RMK Select Intermediate Bond Fund] is the tracking error and the potential risks associated with all that asset-backed exposure. **Mr. & Mrs. Jones don't expect that kind of risk from their bond RMK Funds. The bond exposure is not supposed to be where you take risks. I'd bet that most of the people who hold that fund have no idea what's it's actually invested in [sic]. I'm just as sure that most of our FAs have no idea what's in that fund either. They think the return are great [sic] because the PM is so smart. He definitely [sic] is smart, but it's the same as thinking your small cap manager is a hero because he beat the S&P for the last 5 years**.

If people are using RMK as their core, or only bond fund, I think it's only a matter of time before we have some very unhappy investors.

. . . Would we be doing our FAs and clients a disservice for the sake of easy marketing? Also, are we compromising our due diligence process for the same reason?

86.   Although Stringer was writing specifically about the RMK Select Intermediate Fund, the point applies to all the RMK Funds given the substantial overlap

between the RMK Funds' portfolios and the fact that the portfolio of the RMK Select Intermediate Bond Fund was in theory less risky than the other RMK Funds.

87.   Thus, defendants falsely misrepresented the RMK Funds as high yield **bond** Funds when in fact they were not. Stringer further acknowledged as much on May 15, 2007, observing in an internal e-mail that the "**[RMK Funds] act[] differently than the market, [and] the magnitude of that difference is comparitively [sic] large. Again, this is all a result of the holdings within the [F]und[s] . . . there are some risk exposures [in the RMK Funds] . . . that are just different than more traditional bond RMK Funds.**"

88.   Stringer's e-mails illustrate deliberate divergence between public versus private disclosure at the RMK Fund complex. Stringer enumerates the significant unique risks associated with the types of holdings within the RMK Funds, **the *inappropriateness*** of them as core fixed income holdings, and the general lack of knowledge of investors about the risks of investing in the Funds. This was, in effect, an admission that the RMK Funds' risk disclosures were woefully inadequate.

89.   Although defendants used the High Yield Index as a benchmark, there were more appropriate peer indexes to which the RMK Funds' performance should have been pegged, namely the ABX, which tracked the prices of subprime MBS tranches, or the TABX, which tracked the prices of Mezzanine CDO tranches.

90.   The value and market prices for the RMK Funds' ABS dropped during the first quarter of 2007, together with indices tracking the prices of those types of securities. During February and March 2007, ABX indices for BBB and BBB- tranches had both suffered substantial declines, with some BBB- indexes dropped to approximately 60% of par. Likewise, the TABX index for super senior Mezzanine CDO tranches, reflecting

Mezzanine CDO's near-total dependence on BBB MBS collateral, had fallen to approximately 85% of par. TABX declines for more junior Mezzanine CDO tranches were far more severe: double-A tranches had fallen below 60%; single-A tranches below 50%; and triple-B tranches below 40%. These indexes were much more closely related to the RMK Funds' portfolios and market performances and were appropriate - unlike the High Yield Index - as benchmarks for the RMK Funds.

H. Defendants Falsely Represented That They Would Evaluate Portfolio Securities Prior to Purchasing Them and That Investors Would Benefit From Professional Portfolio Management Expertise

91.   During the Relevant Period, defendants falsely represented that the RMK Funds' advisors' philosophy was characterized by a strong commitment to identify undervalued securities, that the advisor would apply this value-oriented investment philosophy across all asset categories, that the advisor would manage the RMK Funds opportunistically, and that the RMK Funds' portfolios would be professionally managed by "one of America's leading high-yield fund managers." And the RMK Funds' prospectuses emphasized the careful analytical process MAM would follow in identifying and purchasing securities. For example, the RSF Prospectus stated that:

> The advisors philosophy is characterized by a strong commitment to identify undervalued securities, and the advisor seeks to apply this value-oriented investment philosophy across all asset categories. The advisor will manage the Fund opportunistically in relation to individual issuers and strategically in relation to overall market trends, and will focus on those securities believed to offer the most attractive value relative to alternative investments. The advisor will continually analyze markets for income-producing securities and will periodically reallocate the Fund's Investments among various fixed-income and equity asset classes and between investment-grade, and below investment-grade securities.

92.   In truth, however, defendants did not investigate or adequately evaluate many of the portfolio securities purchased for the RMK Funds until *after* they had already

been purchased. This fundamental lack of due diligence as to prospective portfolio security purchases is demonstrated by a series of ***retroactive, external*** requests made throughout 2007 from MAM to various broker-dealers for the most basic information about the RMK Funds' securities purchases.

93.   According to a witness who worked at Morgan Keegan as a broker during the Relevant Period until March 2007, Kelsoe admitted that he was too busy to do research on the securities purchased for the RMK Funds' portfolios and that he did not have time to conduct pre-purchase diligence.

94.   Further, according to the SEC, Albert L. Landers, Jr. ("Landers"), a MAM Portfolio Analyst who was known to be Kelsoe's confidant, made frequent external requests to various broker-dealers about the nature of the portfolio securities long after they were purchased—sometimes ***one year after*** the portfolio securities were purchased.

95.   On February 23, 2007, for example, Landers sent an e-mail to Evan Kestenberg ("Kestenberg"), a broker at United Capital Markets, Inc. ("UCM"), inquiring into an ABS purchased by the RMK Funds called NORMA: "I think we bought NORMA 07-1A E from you guys . . . . [C]an you tell me what kind of CDO it is (CLO, RMBS, Trust Pfd, CRE, etc)? Also, if you have any docs and/or mktg materials for it please pass those along."

96.   That same day, Landers sent an e-mail to Kim Pandick, a broker at Stifel, Nicolaus & Co., inquiring into another ABS already purchased by the RMK Funds called Silver Elms: "can you tell me what kind of CDO Silver Elms is (RMBS, CLO, Trust Pfd, CRE, etc)?"

97.   On February 26, 2007, Landers sent another e-mail to Kestenberg at UCM asking about two previously purchased ABS: "Is GSAM2 2A backed mostly by corp hy *[sic]* bonds? It's not a CLO is it? Also, what type of CDO is Ischus CDO III?"

98.   Landers engaged in another telling e-mail exchange on April 24, 2007: [Landers:] [A]m I correct in thinking that Centurion VII is a CLO? If not, please let me know what it is. [Reply:] IT'S A HYBRID CLO/CDO. MOSTLY US CREDITS, SOME EURO. [Landers:] When you say it's a hybrid, do you mean that it has exposure to other assets besides corp *[sic]* credits? If so, what other kind of assets and roughly how much is corp credits vs. other assets? If you have a mktg *[sic]* book for this I imagine that would cover those questions . . . ."

99.   On May 1, 2007, Landers sent an e-mail to Thomas G. Raque, Jr. of J.P. Morgan Securities Inc., inquiring into the details of another ABS that had already been purchased by the RMK Funds: "[D]o you have a marketing book or something along those lines for the Squared CDO (SQRD) we bought recently? If so, please pass it along to me. I want it mainly to determine what type of CDO it is so I can specifically classify it for our internal reporting. If you don't have a marketing book, please let me know what type of CDO it is, along with sending over any documentation you do have for it."

100.   On May 29, 2007, Landers sent an e-mail to Michael W. Hubbe at Bear Stearns & Co., Inc., inquiring into "MAC Capital," an ABS previously purchased by the RMK Funds. Landers wrote: "[C]an you send along any deal docs and/or marketing materials for MAC Capital, including something that would tell me *what kind of deal it is?"*

101.   Landers continued to conduct belated, basic due diligence on the RMK Funds' portfolio securities throughout the summer of 2007. On June 26, 2007, Landers sent the following e-mail to Kestenberg:

> It looks like we bought Broderick CDO from you guys back in March. Do you have a mktg book for that and/or any of the offering doc's. **I'm trying to get a handle on how much subprime exposure we have in our CDO's (we're getting asked a lot of questions by shareholders, as you can probably imagine), so I'm hoping those docs might clue me in to how much is in this deal**.

102.   That same day, Landers inquired into another ABS referred to as the "parcs trade." Landers wrote the following to Cary Williams at Merrill Lynch on June 26, 2007: "What general term would you use to describe the recent parcs trade? I know it's not a CDO or other typical cash bond. *I'm just trying to classify it for reporting purposes.*"

103.   On July 2, 2007, Landers sent an e-mail to Sunita Cenci at UCM, inquiring as follows: "We bought Aladdin 2006-3A . . . from you *last July/August*. If you have any of the original deal docs on this such as Offering Circular/Memorandum, please send them along to me when you get a chance."

104.   These e-mails are evidence of ongoing efforts, long after the fact, to gain a basic understanding of the investments previously purchased for the RMK Funds' portfolios with investors' money. If Landers had been able to gain an after-the-fact understanding of the RMK Funds' portfolio securities without inquiring externally, he would have done so. In other words, if the RMK Funds or MAM themselves had access to the information being requested by Landers, they would have retrieved it internally. Landers' e-mails show that Kelsoe and MAM did not know the type or category of the RMK Funds' portfolio securities, their ratings, or the risks associated with them until long after they were acquired.

105. The basic lack of due diligence in the RMK Funds' portfolio securities purchasing process deprived investors of the professional management and expertise that was supposed to be offered by Kelsoe, purportedly "one of America's leading high-yield fund managers." In short, representations that the RMK Funds were professionally managed and investments were professionally selected were simply untrue. And defendants never disclosed the true facts.

I. MAM and the Officer Defendants Manipulated the "Fair Value" of the RMK Funds' Assets and Falsely Inflated the RMK Funds' NAVs

1. How the Valuation Process Was Supposed to Work

106. Under Section 2(a)(41)(B) of the ICA, the RMK Funds were required during the Relevant Period to: (1) use market values for portfolio securities with readily available market quotations; and (2) determine "***fair value" for portfolio assets where there was no readily available market quotation***.

107. The fair value of securities for which market quotations are not readily available is the price that the RMK Funds would reasonably expect to receive on a current sale of the security. *See* AICPA Audit and Accounting Guide – Investment Companies (Sect. 2.35-2.39), which incorporates Accounting Series Release No. 118 ("ASR 118"). The SEC has provided interpretative guidance related to ASR 118 financial reporting, which is included in the Codification of Financial Reporting Policies. Specifically, the guidance offered in connection with ASR 118 sets forth the following factors to consider when making fair value determinations:

> (a) Fundamental analytical data; (b) the nature and duration of any restrictions on disposition; (c) and evaluation of the forces that influence the market in which the securities are purchased and sold; and (d) specific factors, including (among others) the type of security, financial statements, cost, size of holding, analysts' reports,

transactional information or offers, and public trading in similar securities of the issuer or comparable companies.

108. The RMK Funds were required to conform with ASR 118 under SEC rules and Generally Accepted Accounting Principles ("GAAP"). *See also* Articles 1-01(a) and 6.03 of Regulation S-X. The RMK Funds purported to comply with these requirements during the Relevant Period. Specifically, the RMK Funds' relevant SEC filings stated:

> The following is a summary of significant accounting policies followed by the RMK Funds in the preparation of their financial statements. ***These policies are in conformity with the accounting principles generally accepted in the United States of America.***
>
> ***
>
> Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price, usually 4:00 p.m. Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.
>
> Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, ***are generally valued at the latest price furnished by an independent pricing service or primary market dealer***. Short- term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of [MAM] does not represent market value. . . . ***Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors***.

109. The RMK Funds represented further in certain SEC filings that they were permitted to use the fair value of a security to calculate NAV when, for example: (1) a

security was not traded in a public market or the principal market in which the security trades are closed; (2) trading in a security was suspended and not resumed prior to the normal market close; (3) a security was not traded in significant volume for a substantial period; or (4) the Investment Adviser determined that the quotation or price for a security provided by a dealer or independent pricing services was inaccurate.

110. The RMK Funds' valuation procedures for fair-valued securities also provided a series of factors to consider, including: (1) *type of security*; (2) *financial statements of the issuer*; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) *information as to any transactions or offers with respect to the security*; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or *events affecting the security*; (10) the price and extent of public trading in similar securities of the issuer or comparable companies; (11) *the fundamental analytical data relating to the investment*; (12) the nature and duration of restrictions on disposition of the securities; and (13) *evaluation of the forces which influence the market in which these securities are purchased and sold*.

111. During the Relevant Period, as referenced above, Morgan Keegan's Fund Accounting Department was responsible for the calculation of the RMK Funds' NAVs and for pricing portfolio securities. Supposedly, MAM's Valuation Committee, which was staffed by defendant Weller, oversaw the Fund Accounting Department's processes. Notwithstanding this circular arrangement, the RMK Funds' procedures required the Valuation Committee to maintain a written report "*documenting the manner in which the*

fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security. "These procedures also required that prices assigned to securities be periodically validated through broker-dealer quotes. The procedures specified that prices obtained from a broker-dealer could only be overridden when there was ***"a reasonable basis to believe that the price provided [did] not accurately reflect the fair value of the portfolio security."*** If ever a price was overridden, the procedures mandated the basis for overriding the price to be ***"documented and provided to the Valuation Committee for its review.***"

112.   MAM also adopted procedures to help determine the fair value to assign to portfolio securities and to "validate" those values "periodically." Those procedures provided that "[q]uarterly reports listing all securities held by the RMK Funds that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities, shall be presented to the Board for its review."

113.   As part of these procedures, the Fund Accounting Department sometimes requested third party broker-dealer quotes as a means to validate the prices assigned to the RMK Funds' portfolio securities. PricewaterhouseCoopers LLP ("PwC"), used similar requests for third party broker-dealer quotes as part of the RMK Funds' year-end audits. Periodically, Morgan Keegan's Fund Accounting Department or PwC would send such requests to broker-dealers asking them to provide quotations for various securities held by the RMK Funds.

114.   During the Relevant Period, as of March 31, 2007, the RMK Funds held substantial concentrations—between ***65-70%***—of their portfolio securities in ABS, especially ABS backed by subprime mortgages. The RMK Funds indicated that most of

these lacked readily available market quotations. Pursuant to the RMK Funds' stated policies, prices for such illiquid securities were to be derived using the "fair value" methods described above.[8]

2. How the Valuation Process Actually Worked During the Relevant Period

115. Without disclosure, defendants ignored these stated policies and procedures and falsely calculated and reported the values of the RMK Funds' portfolio securities during the Relevant Period. In fact, as set forth above, because the RMK Funds had little or no knowledge of the characteristics of at least certain of their portfolio investments until long after those investments were made, it was impossible for them to comply with their representations of valuation procedures. The valuation procedures described above simply could not be followed unless the characteristics of portfolio securities were understood. Defendants knew when they made those representations that they had insufficient information to follow those procedures.

116. For instance, as alleged by the SEC, Kelsoe actively screened and manipulated dealer quotes that the Fund Accounting Department and/or PwC obtained from at least one broker-dealer (the "Submitting Dealer") regarding the RMK Funds' portfolio securities. In addition, Kelsoe did not advise the Fund Accounting Department or the Board when he received information from third parties indicating that the RMK Funds' prices for certain securities should be reduced. Kelsoe's actions intended to and did forestall declines in the RMK Funds' reported NAVs.

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[8] On December 5, 2007, RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi- Sector disclosed for the first time that as of September 30, 2007, **55.3%, 54.5%, 58.2% and 55.7%** of their respective portfolio securities were priced using fair value methods.

117.   Specifically, between January and July 2007, Kelsoe sent approximately **262** phony "price adjustments" to the Fund Accounting Department. These adjustments were sent in approximately 40 e-mails by Kelsoe's assistant to a staff accountant at Morgan Keegan's WMS in the Fund Accounting Department who was charged with calculating the RMK Funds' NAVs. Upon receipt by the Fund Accounting Department, Kelsoe's false price adjustments were routinely entered without question into a spreadsheet used to calculate the RMK Funds' NAVs. The Fund Accounting Department did not request, and Kelsoe did not supply, supporting documentation for any price adjustments. Kelsoe knew that his prices were being used to compute the RMK Funds' NAVs because, among other things, he received bi-weekly reports on the RMK Funds' holdings and their prices which, by comparison with previous reports, indicated that his price adjustments were being used and were directly affecting the RMK Funds' NAVs.

118.   As alleged by the SEC, Kelsoe's price adjustments did not reflect fair value. When the Fund Accounting Department or PwC sent requests for dealer quotes to the Submitting Dealer, Kelsoe would confer by e-mail or phone with his contact (the "Dealer Contact") regarding the quotes, *with the aim of having quotes increased*. Kelsoe had such conversations with his Dealer Contact concerning at least the month-end quotes for December 31, 2006, February 28, 2007, and March 31, 2007, and they were successful from Kelsoe's point of view.

119.   In some instances, even after causing the Submitting Dealer to increase quotes, Kelsoe gilded the lily and provided price adjustments to the Fund Accounting Department that were *even higher* than the Submitting Dealer's *increased quotes.*

J. <u>**Kelsoe's Misrepresentations To Plaintiffs**</u>

120.   In approximately July 2004 defendant Kelsoe told Andrew Stein that the RMK Funds were safe and stable and that he had designed the Funds to be suitable for his retired father, a fixed income investor. Mr. Kelsoe made similar statements to plaintiffs' Morgan Keegan financial advisor, John Wilfong. Plaintiffs and Mr. Wilfong relied on those statements and, as a result, plaintiffs invested heavily in the RMK Funds.

121.   In making the statements noted above, Mr. Kelsoe deliberately or recklessly understated and failed to disclose the substantial risks of the RMK Funds.

122.   Furthermore, in litigation brought by another RMK Fund investor, Kelsoe has testified that the RMK Funds were never intended to be used as a core bond holding. This is a critical fact that neither he nor the other defendants ever disclosed to plaintiffs and is sharply inconsistent to the manner in which Kelsoe described the RMK Funds to Andrew Stein and John Wilfong.

K. <u>**The RMK Funds' Catastrophic Crash**</u>

123.   During 2007-2008, the RMK Funds experienced a meltdown of unprecedented proportions, suffering losses of 90% or more of their values.

124.   These tremendous losses were <u>not</u> caused primarily by an economic downturn, the subprime crisis, or other general market forces. This assertion is easily confirmed by the performance of the investment indices by which the RMK Funds measured themselves and by the performance of other RMK Funds in the high income bond category. For example, for the year 2007, the Lehman Brothers U.S. High Yield

Index, the benchmark by which the RMK Funds measured themselves, gained 1.87% while the RMK Funds lost close to 60% of their value.

125.   Similarly, the performance of other high income and intermediate bond funds in 2007 and 2008 was dramatically different from the catastrophic performance of the RMK Funds at issue in this case. The RMK Funds were by far the worst performing funds in their categories.   And in 2009, most high yield bond funds experienced a significant rebound, while the RMK Funds have not rebounded (the RMK Select High and Select Intermediate RMK Funds were actually closed in May 2009).

126.   In July of 2008, the management of the four RMK Funds that were closed end Funds[9] were taken away from MAM and turned over to an investment advisor called Hyperion Brookfield. This firm attempted to chart a new course for these Funds and to move their holdings out of structured securities. The Select High and Select Income RMK Funds were unsalvageable and were closed in May 2009. The four closed end RMK Funds never recovered from their catastrophic losses.

127.   The astonishing meltdown of the RMK Funds was caused primarily by their extreme overconcentration in the riskiest tranches of illiquid structured, asset-backed securities – an investment strategy and risk that was not properly disclosed to potential investors and which violated SEC rules and the RMK Funds own investment limitations.

128.   Although subprime and credit concerns in 2007 had some effect on the RMK Funds, the magnitude of the RMK Funds' losses was completely outside the range of the losses, if any, experienced by other high income and intermediate income funds to which the RMK Funds compared themselves.

---

[9] RMK Advantage Income Fund, RMK High Income Fund, RMK Multi-Sector High Income Fund, and RMK Strategic Income Fund.

129. The disproportionate, adverse effect of economic events on the RMK Funds could not reasonably have been foreseen or anticipated by persons investing in the RMK Funds, in view of the RMK Funds' misleading and incomplete disclosures. The disproportionate effect of economic events on the RMK Funds, however, could and should reasonably have been foreseen and anticipated by defendants, given the RMK Funds' high concentration in a narrow sector of securities that were likely to plummet in unison in the event of a credit crunch or real estate downturn.

130. The majority of the RMK Funds' collapse occurred during and after a period of time in which defendants' made the following disclosures of problems with the RMK Funds that defendants had concealed throughout the years relevant to this lawsuit.

- In mid-August, 2007, the RMK Funds made several SEC filings disclosing asset illiquidity and difficulties in obtaining realistic values for some of the RMK Funds' securities. These SEC filings also stated that the RMK Funds were unable to file certified shareholder reports on a timely basis and had retained a valuation consultant to assist in determining the fair value of the RMK Funds' securities.

- On October 4, 2007, Regions Morgan Keegan Select RMK Funds, Inc., filed its annual report with the SEC. The following day, the Wall Street Journal reported that the Regions Morgan Keegan Select High Income and Intermediate RMK Funds had had to value 60% and 50% of their assets, respectively, at fair value since market values were not readily available.

- On November 7, 2007, defendant Kelsoe published a letter in which he stated that "we have always invested a large portion of our portfolios in "structured finance" fixed income securities . . . . and the weakness in the portfolios relates to this area of investment."

- On March 6, 2008, Regions Morgan Keegan Select High Income and Intermediate RMK Funds disclosed for the first time in an SEC filing that the RMK Funds losses were caused primarily because of the leveraged risk in the RMK Funds' structured securities.

131. Thus, the extraordinary decline in the RMK Funds' asset values and share prices during 2007-2008 was caused by actions and omissions of the defendants and their

failure to make timely and accurate disclosures to the investing public.

L. Regulatory Actions and a Financial Restatement

132.   After months of investigation, on April 7, 2010, the SEC issued an Order

Instituting Administrative and Cease-And-Desist Proceedings (the "Cease & Desist

Order"), against MAM, Morgan Keegan, Kelsoe, and Weller in connection with multiple

RMK Funds including the RMK Closed-End RMK Funds. The Cease & Desist Order, like

this action, alleges violations of Section 10(b) of the Securities Exchange Act of 1934 (the

"Exchange Act"). The SEC stated in its April 7, 2010 press release concerning the Cease &

Desist Order:

> The [SEC] today announced administrative proceedings against Memphis, Tenn.-based firms Morgan Keegan [ ] and M[AM] and two employees accused of *fraudulently overstating the value of securities backed by subprime mortgages*. The SEC's Division of Enforcement alleges that Morgan Keegan failed to employ reasonable procedures to internally price the portfolio securities in five RMK Funds managed by Morgan Asset, and consequently did not calculate accurate [NAVs] for the [F]unds. Morgan Keegan recklessly published these inaccurate daily NAVs, and sold shares to investors based on the inflated prices.
>
> > "*This scheme had two architects—a portfolio manager responsible for lies to investors about the true value of the assets in his RMK Funds, and a head of fund accounting who turned a blind eye to the fund's bogus valuation process*," said Robert Khuzami, Director of the SEC's Division of Enforcement. William Hicks, Associate Director in the SEC's Atlanta Regional Office, said, "*This misconduct masked from investors the true impact of the subprime mortgage meltdown on these RMK Funds.*"

133.   In addition, on April 8, 2010, the SEC, FINRA, and the State Task Force

(collectively, the "Task Force") announced that they were commencing separate

administrative proceedings against, *inter alia*, MAM, Morgan Keegan, Kelsoe, Sullivan,

and Stringer for violations of the federal securities laws based on the RMK Funds' false

statements to the public during the Relevant Period (the "Task Force Proceeding"). The

Task Force Proceeding alleges that the RMK Funds' NAVs were artificially inflated due to the improper valuation of the RMK Funds' holdings, and that the RMK Funds failed to disclose certain risks to investors in 2007.

134.   On May 27, 2010, in light of the allegations and findings in the Cease & Desist Order and the Task Force Proceeding, PwC, the RMK Funds' independent public accounting firm for fiscal years 2006, 2007, and 2008, informed the RMK Funds that PwC's audit reports should no longer be relied upon. On June 10, 2010, the RMK Funds announced that its previously issued financial statements for fiscal years 2006, 2007, and 2008 could no longer be relied upon pending resolution of the Task Force Proceeding.

135.   BBD, LLP ("BBD") replaced PwC as the RMK Funds' independent public accounting firm for the six-month period ended September 30, 2008 and for fiscal year 2009. In view of PwC's correspondence, BBD subsequently informed the RMK Funds that BBD's audit reports similarly should no longer be relied upon.

136. On June 22, 2011, after two years of litigation, the SEC, FINRA, and securities regulators in four states announced the entry of Consent Orders imposing severe sanctions on MAM, Morgan Keegan, and James Kelsoe. The agreed sanctions included the payment of a $200,000,000 penalty on MAM and Morgan Keegan, a $500,000 penalty on Kelsoe, a restriction that MAM and its affiliates could not create or sell proprietary funds for a period of two years, the barring of Kelsoe from the securities industry, and the barring of MAM from participating in fund fair valuation activities for three years.

137. The consent orders entered by Tennessee, Alabama, Mississippi, Kentucky, and South Carolina contain, among other findings, the following findings of facts that are clearly relevant to the claims brought in this case:

(a) The RMK Funds were heavily concentrated in subordinated tranches of structured debt instruments, which carry more risk than senior tranches.

(b) The RMK Funds were highly correlated, meaning they behave like each other under similar market conditions. The combination of subordinated structured securities and the high correlation of the RMK Funds exposed investors owning more than one of these funds to heightened risks.

(c) The RMK Funds' public filings did not adequately disclose the risks of subordinated tranches and the quantity of subordinated tranches held by the Funds.

(d) RMK Funds marketing materials and reports minimized the risks and volatility associated with investing in funds largely holding structured debt instruments. Furthermore, marketing materials for one of the RMK Funds untruthfully stated that it did not invest in speculative derivatives.

(e) In their SEC filings, the RMK Funds used an inappropriate benchmark with which to compare themselves.

(f) The RMK Funds' SEC filings mischaracterized as corporate bonds and preferred stocks several hundred million dollars of subordinated tranches of asset-backed structured securities.

(g) Morgan Keegan failed to adequately supervise the flow of information to its sales force concerning the RMK Funds.

138. The FINRA Order noted that Mr. Kelsoe and the RMK Funds invested in a "unique product," and pursued a "contrarian" and "unique" strategy of investing heavily in asset- and mortgage-backed-securities – with a focus on subordinate tranches of structured deals." FINRA further noted that the securities have a low correlation to the comparative benchmark used by defendants.

139. The SEC order concluded that MAM willfully violated, and James Kelsoe willfully aided and abetted violations of Section 206(1) and 206 (2) of the Investment Advisors Act. The Order further states that "the failure to disclose to the Funds' boards that Morgan Asset and Morgan Keegan was not complying with stated valuation

procedures constituted fraud. In addition, the knowing of reckless failure to value securities, for which market quotations are not readily available, consistent with fair value requirements under the Investment Company Act and that materially affects a fund's NAV constitutes fraud." The SEC further concluded that MAM and Mr. Kelsoe willfully violated Section 34(b) of the Investment Company Act by submitting inflated prices to be included in Funds' NAV calculations and financial statements.

140. The SEC made similar findings and sanctions against defendant Joseph Weller based on his misconduct in connection with the valuation of illiquid securities.

141. In addition, on December 10, 2013, the FCC entered an order sanctioning defendants Alderman, Blair, Johnson, McFadden, Morgan, Pitman, Stone, and Willis, who were members of RMK Fund boards of directors and members of the Audit Committee responsible for the valuation of the assets in the RMK Funds. The SEC concluded that these defendants violated the Investment Company Act in connection with the RMK Funds' fair violation of liquid securities. Specifically, the SEC found that these defendants failed to specify a fair valuation methodology pursuant to which the securities were to be valued; delegated their responsibilities as directors to determine their value to the Valuation Committee of MAM, but did not provide any meaningful substantive guidance on how these determinations should be made; and did not learn how fair values were actually been determined.

V. PRESUMPTION OF RELIANCE

142. Plaintiffs are entitled to a presumption of reliance under *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the claims asserted herein against defendants are predicated in part upon omissions of material fact which there was a

duty to disclose. In the alternative, plaintiffs are entitled to a presumption of reliance on defendants' material misrepresentations and omissions pursuant to the fraud-on-the-market doctrine because:

(a) The RMK Funds' shares were actively traded in an efficient market on the NYSE during the Relevant Period;

(b) The RMK Funds' shares traded at high weekly volumes during the Relevant Period;

(c) As a regulated issuer, the RMK Funds' filed periodic public reports with the SEC;

(d) The RMK Funds regularly communicated with public investors by means of established market communication mechanisms, including through regular dissemination of press releases on the major news wire services and through other wide-ranging public disclosures, such as communications with the financial press, securities analysts and other similar reporting services;

(e) The market reacted promptly to public information disseminated by the RMK Funds;

(f) The material misrepresentations and omissions alleged herein would tend to induce a reasonable investor to misjudge the value of the RMK Funds' shares; and

(g) Without knowledge of the misrepresented or omitted material facts alleged herein, Plaintiffs purchased the RMK Funds securities between the time defendants misrepresented or failed to disclose material facts and the time the true facts were disclosed.

143.   In addition to the foregoing, plaintiffs are entitled to a presumption of reliance because, as more fully alleged above, defendants failed to disclose material information regarding the RMK Funds' business, financial results and business prospects throughout the Relevant Period. Plaintiffs relied on the RMK Funds' prices as an accurate reflection of their value, and defendants' misrepresentations affected the RMK Funds' prices.

VI. ACCESS TO INFORMATION AND FUND MANAGEMENT

144.   Because of the Individual Defendants' positions with the RMK Funds, they had access to the adverse undisclosed information about the Funds and their investments, performance, business, operations, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition via access to internal Funds' and Funds management's documents (including but not limited to MAM's and Morgan Keegan's internal management books and records pertaining to their management of the Funds), conversations with and relationships between other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

145.   The RMK Funds had no employees or officers; all of their management was provided by either MAM or Morgan Keegan, or both. Without discovery, it is not possible to be more specific than the allegations herein as to which aspects of the wrongful conduct alleged herein is attributable to which of the defendants.

146.   Each of the Individual Defendants, by virtue of his, her or its high-level positions with the Funds and their management of or other relationship with the Funds, directly participated in the management of the Funds, was directly involved in the day-to-day operations of the Funds at the highest levels and was privy to confidential proprietary information concerning the Funds' and their investments, performance, business, operations, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition.

147. Because of the Individual Defendants' Board memberships and/or overlapping executive and managerial positions with, between and among the RMK Funds, MAM, Morgan Keegan, RFC Holding, Regions Bank, and/ Regions Bank, each of the Individual Defendants had access to the adverse undisclosed information about the Funds' and their investments, performance, business, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition and knew, or should have known, or recklessly disregarded, that these adverse facts rendered the positive representations made by or about the Funds and their investments, performance, business, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition, as issued or adopted by the Funds and their management (including MAM), materially false and misleading.

148. The corporate defendants, because of their employees' interlocking positions of control and authority as officers and/or directors of the RMK Funds, MAM, RFC Holding, and/or Regions Bank, controlled the management of the RMK Funds and the content of the various SEC filings, press re-leases, sales materials, and other public statements pertaining to the Funds.

149. Defendants were provided, or should have been provided, with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and had the ability or opportunity to prevent their issuance or cause them to be corrected.

150. Defendants either participated, directly or indirectly, in the wrongful conduct alleged herein; combined to engage in the wrongful transactions and dealings alleged herein; knew, or in the exercise of reasonable care, should have known, of the

misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or benefited from the wrongful conduct alleged.

VII. LEGAL CLAIMS

COUNT I

Based On Violations of Section 11 of the Securities Act
By Select Funds, Inc., the Select High Fund, Select Intermediate
Fund, the RHY Fund, the Directors and Compliance Officers

151.   Plaintiffs repeat and re-allege the allegations above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct. For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

152.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this count for violatation of Section 11 of the Securities Act by Select Funds, Inc., the Select High Fund, the Select Intermediate Fund, and the RHY Fund.

 153.   Plaintiffs also contend that Allen Morgan, Alderman, Blair, Johnson, Mann, McFadden, Pittman, Willis, Anthony, Sullivan, Maxwell, Joseph Weller, and Thompson Weller (then"Directors"), and Wood and George (the "Compliance Officers,") violated Section 11 of the Securities Act, and plaintiffs seek a ruling to that effect.

154.   The Directors were directors of one or more of the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund at the time those Funds filed registration

statements that were misleading or failed to disclose material information and/or signed such registration statements.

155. The RHY Fund was the registrant for that Fund's registration statement and issued shares pursuant to the RHY offering materials.

156. Select Funds, Inc. was the registrant for the Select High Funds' registration statements and issued shares pursuant to the Select High Fund's offering materials.

157. Select Funds, Inc. was the registrant for the Select Intermediate Fund's Registration Statements and issued shares pursuant to the Select Intermediates Fund's offering materials.

158. As set forth above, the registration statements and offering materials for the Select High Fund, the Select Intermediate Fund, and the RHY Fund contained, throughout the Relevant Period, untrue statements of material fact. In addition, these filings omitted to state other facts necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing these materials.

159. Select Funds, Inc., the Select High Fund, the Select Intermediate Fund, and the RHY Fund are strictly liable for the material misstatements and omissions contained in their respective offering materials.

160. The defendants named in this Count, the Directors, and the Compliance Officers owed to plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the registration statements and offering materials for the Select Intermediate Fund, the Select High Fund, and the RHY Fund, to ensure that the statements

contained or incorporated by reference therein were true and that there was no omission to state a material fact necessary to make the statements contained therein not misleading.

161.   The defendants in this Count, the Directors, and the Compliance Officers did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the referenced materials, and did not possess reasonable grounds for believing that the materials did not contain untrue statements or omit to state material facts necessary to make the statements therein not misleading.

162.   Similarly, the defendants in this Count, the Directors, and the Compliance Officers named in this Count were negligent in failing to conduct a reasonable investigation of the statements contained in above-referenced materials concerning these Funds' financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

163.   Those plaintiffs who invested in the Select Intermediate Fund, the Select High Fund, and/or the RHY Fund purchased shares issued pursuant or traceable to the registration statements and offering materials of those funds and were damaged thereby.

164.   The plaintiffs who bring this Count did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the referenced offering materials when they purchased or acquired their securities.

165.   By reason of the foregoing, the defendants named in this Count are liable to the plaintiffs, who bring this Count for violations of Section 11 of the Securities Act and to

recover all damages sustained by plaintiffs in connection with their RMK Fund investments, plus, pre-judgment interest.

166.   Plaintiffs also seek a ruling that the Directors and the Compliance Officers violated Section 11 of the Securities Act.

COUNT II

Based On Violations of Section 12(a)(2) of the Securities By Select Funds Inc., the Select High Fund, the Select Intermediate Fund, RHY Fund, and Kelsoe

167.   Plaintiffs repeat and re-allege the allegations above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct.

168.   For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

169.   Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this Count for violation of Section 12(a)(2) of the Securities Act by Select Funds, Inc., Select High Fund, Select Intermediate Fund, RHY Fund and James Kelsoe.

170.   Plaintiffs also contend that Kelsoe violated Section 12(a)(2) of the Securities Act and seek a ruling to that effect.

171.   The defendants in this Count were issuers and sellers of the three funds at issue in this Count.

172.   The defendants in this Count and Kelsoe solicited the purchase of the Funds shares by the use of means or instruments of transportation or communication in interstate commerce or of the mails and by means of the Funds' offering materials.

173.   As set forth above, the registration statements and offering materials for the Select High Fund, the Select Intermediate Fund, and the RHY Fund contained, at the time of their registration and throughout the Relevant Period, untrue statements of material fact. In addition, these filings omitted to state other facts necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing these materials.

174.   The Select High Fund, the Select Intermediate Fund, and the RHY Fund are strictly liable for the material misstatements and omissions contained in their respective offering materials. Defendant Kelsoe is liable because of his active promotion of the RMK Funds and his participation in and approval of the Funds' misleading registration statements, prospectuses, shareholder reports, and sales materials.

175.   The defendants named in this Count and Kelsoe owed to plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the registration statements and offering materials for the Select Intermediate Fund, the Select High Fund, and the RHY Fund, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

176.   The defendants in this count and Kelsoe did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the referenced materials, and did not possess reasonable grounds for believing that the materials did not contain an untrue statement or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

177.	Similarly, the defendants named in this Count and Kelsoe were negligent in failing to conduct a reasonable investigation of the statements contained in referenced materials concerning these Funds' financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

178.	Those plaintiffs who invested in the Select Intermediate Fund, the Select High Fund, and/or the RHY Fund purchased shares issued pursuant or traceable to the misleading registration statements and offering materials of those funds and were damaged thereby.

179.	The plaintiffs who bring this Count did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the referenced offering materials when they purchased or acquired their securities.

180.	By reason of the foregoing, the defendants named in this Count are liable to the plaintiffs who bring this Count for violations of Section 12(a)(2) of the Securities Act and for all damages sustained by plaintiffs in connection with their RMK Fund investments, plus, pre-judgment interest.

COUNT III

Based on Violations of Section 15 of the
Securities Act by MAM, RFC Holding, and RFC

181.	Plaintiffs repeat and re-allege each and every allegation above as if fully set forth herein, with the exception of any allegations that defendants committed fraudulent, intentional, and/or reckless misconduct. For purposes of this Count, plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

182. Those plaintiffs who invested in the Select High Fund, the Select Intermediate Fund, and/or the RHY Fund bring this Count for violation Section 15 of the Securities Act against MAM, RFC, and RFC Holding.

183. The Select High Fund, the Select Intermediate Fund, and the RHY Fund violated Section 11 of the Securities Act by filing registration statements and offering materials that contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the materials.

184. The Select High Fund, the Select Intermediate Fund, the RHY Fund and Kelsoe violated Section 12(a)(2) of the Securities Act by soliciting the purchase of RMK Multi-Sector Fund's shares by means of offering materials that contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the materials.

185. The defendants in this Count were controlling persons of Select High Fund, Select Intermediate Fund, and RHY Fund when these funds' offering materials were filed and became effective, because of their ownership and/or senior executive positions with the RMK Funds; their direct involvement in the Funds' day-to-day operations; their

supervisory authority, and their signatures on and participation in the preparation and dissemination of the funds' offering materials.

186.   As set forth above, the defendants in this Count each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of Select High Fund, the Select Intermediate Fund, and the RHY Fund, including the content of their financial statements and offering materials.

187.   The defendants in this Count acted negligently and without reasonable care regarding the accuracy of the information contained and incorporated by reference the registration statements and prospectuses of the Select High Fund, the Select Intermediate Fund, and the RHY Fund and lacked reasonable grounds to believe that such information was accurate and complete in all material respects.

188.   The plaintiffs in this Count purchased shares pursuant or traceable to the offering materials of the Select High Fund, the Select Intermediate Fund, and the RHY Fund and were damaged thereby.

189.   Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the offering materials of the Select High Fund, the Select Intermediate Fund, and the RHY Fund when they purchased or acquired the securities.

190.   By reason of the foregoing, the defendants in this Count are liable to plaintiffs for violations of Section 15 of the Securities Act and for the damages requested above.

COUNT IV

Based On Violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 By the the RMH Fund, RMA Fund, the

**RSF Fund, the RHY Fund, Select Funds, Inc., the Select High Fund,
Select Intermediate Fund, and Kelsoe, Anthony, Sullivan, and Joseph Weller**

191.   Plaintiffs repeat and re-allege each and every allegation set forth above as if fully set forth herein.

192.   Plaintiffs who invested in the RMA Fund, the RMH Fund, the RSF Fund, the RHY Fund, the Select High Fund, and the Select Intermediate Fund assert this Count for violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder against the RMA Fund, the RSF Fund, the RHY Fund, and Select Funds, Inc.

193.   Plaintiffs also contend that Kelsoe, Anthony, Sullivan, and Joseph Weller (the "Officer Defendants") violated Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder, and seek a ruling to that effect.

194.   As alleged herein, in connection with the sale and operation of the above-referenced RMK Funds, throughout the Relevant Period, the defendants in this Count and the Officer Defendants, individually and in concert, directly and indirectly, by the use of the means or instrumentalities of interstate commerce, the mails and/or the facilities of national securities exchanges, intentionally and recklessly made untrue statements of material fact and/or omitted to state material facts necessary to make their statements not misleading and carried out a plan, scheme and course of conduct, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The defendants in this Count and the Officer Defendants intended to and did, as alleged herein, (i) misled and defrauded the investing public, including plaintiffs, regarding the investment strategy, holdings, and risks of the RMK Funds; (ii) artificially inflated and maintained the prices of

these Funds' publicly traded securities as alleged herein; and (iii) caused plaintiffs to purchase these Funds' securities at artificially inflated prices.

195.   The Officer Defendants were individually and collectively responsible for making the false and misleading statements and omissions alleged herein and having engaged in a knowing course of conduct designed to deceive plaintiffs, by virtue of having prepared, approved, signed and/or disseminated the offering materials and financial statements of the RMK Funds, which contained untrue statements of material fact and/or omitted facts necessary to make the statements therein not misleading.

196.   As set forth above, the defendants in this Count and the Officer Defendants made their false and misleading statements and omissions and engaged in the fraudulent activity described herein knowingly and intentionally, or in such a deliberately reckless manner as to constitute willful deceit and fraud upon plaintiffs.

197.   The defendants in this Count and the Officer Defendants misled not only investors, but also misled the Morgan Keegan financial advisors who recommended the RMK Funds to plaintiffs. As Gary Springer stated in the above-referenced email in May 2007, even Morgan Keegan financial advisors did not understand the complexity and risks of the RMK Funds, nor were they aware of the numerous, undisclosed facts and the fraudulent conduct discussed above.

198.   In ignorance of the false and misleading nature of these defendants' statements and omissions, and relying directly or indirectly on those statements or upon the integrity of the market prices for the publicly traded securities of RMK Funds, plaintiffs purchased these funds without knowledge of their true nature and risks and at artificially inflated prices.   Had plaintiffs known the true facts concerning defendants'

misrepresentations and the material risks that were not disclosed, plaintiffs would not have invested in these Funds.

199. By virtue of the foregoing, the defendants in this Count are liable for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and all damages sustained by plaintiffs in connection with their investments in these three funds.

COUNT V

Based On Violations of Section 20(a) of the Exchange Act Against Defendants RFC Holding, and RFC

200. Plaintiffs repeat and re-allege each of the allegations set forth above as if fully set forth herein.

201. This Count is asserted against MAM, RFC Holding, and RFC for violation of Section 20(a) of the Exchange Act

202. Specifically, this Count is asserted against RFC and RFC Holding as controlling persons of the RMK Funds, and MAM as controlling person of the RMK Funds, Kelsoe, Allen Morgan, Alderman, Anthony, Sullivan, and Joseph Weller.

203. Each of the defendants named in this Count, by virtue of their conduct and positions as the manager of, and investment adviser to, the RMK Funds, as administrator, officers, or directors of the RMK Funds, or as parent companies of the Funds, were controlling persons of the RMK Funds. The defendants named in this Count abused their control and domination of the RMK Funds. As discussed above, defendant Allen Morgan directed Defendant Carter Anthony, President of MAM from 2001 through 2006, to "leave Kelsoe alone" and to give Kelsoe whatever he wanted or needed. The defendants named in

this Count managed the RMK Funds and directly or indirectly controlled the RMK Funds, or were officers or directors of the RMK Funds, and materially participated in the conduct giving rise to the liability asserted herein.

204.   The defendants named in this Count had knowledge of, and participated in, the RMK Funds' transaction of business, and otherwise by exercising control over the RMK Funds. Accordingly, the defendants named in this Count had the power to control the general business affairs of the RMK Funds, and the power to directly or indirectly control or influence the specific corporate policy (*e.g.*, the content of the RMK Funds' financial statements and other public statements).

205.   The defendants named in this Count are persons who controlled the RMK Funds, which are liable under Section 10(b) of the Exchange Action and SEC Rule 10b-5 thereunder. Defendants are therefore liable jointly and severally with and to the same extent as the RMK Funds and other primary violators noted in Count IV above.

206.   By reason of the foregoing, defendants named in this Count are liable for all damages sustained by plaintiffs in connection with their RMK Fund investments.

COUNT VI

Against MAM for vicarious liability for Kelsoe's Violations of Section 12 of the Securities Act And Of Section 10(b) of the Exchange Act and SEC Rule 10b-5

207.   Plaintiffs repeat and re-allege the allegations set forth above.

208.   This Count is asserted against MAM for vicarious liability with respect to the unlawful conduct of Kelsoe.

209.   As noted in Counts II and IV above, Kelsoe violated Section 12 of the Securities Act and of Section 10(b) of the Exchange Act and SEC Rule 10b-5 in connection with plaintiffs,' purchases of the RMK Funds.

210.   During the Relevant Period, Kelsoe worked as the employee and/or agent of MAM in managing the RMK Funds and engaging in the activities, misconduct, and omissions set forth above.

211.   Thus, under principles of agency and respondeat superior, MAM is vicariously liable for Kelsoe's violations of law and for the damages that were incurred by plaintiffs.

PRAYER FOR RELIEF

Therefore, plaintiffs respectfully request judgment as follows:

A.   Declaring and determining that defendants and the individuals noted above violated the Securities Act and Exchange Act by reason of the acts and omissions alleged herein;

B.   Restitution of investors' monies of which they were defrauded;

C.   Awarding plaintiffs compensatory damages against all defendants,

jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

D.   Awarding plaintiffs the right to rescind the RMK Funds' securities to the extent they continue to hold such securities; and

E.   Granting plaintiffs such other and further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Respectfully submitted,

/s/ H. Naill Falls Jr.
H. Naill Falls Jr., TN BPR #6787
John B. Veach III, TN BPR #8994
FALLS & VEACH
1143 Sewanee Rd.
Nashville, TN 37220
615/242-1800

/s/ Scott T. Beall
Scott T. Beall
6800 Poplar Avenue
Atrium I, Suite 215
Memphis, TN 38138
901/681-0500

/s/ Andrew P. Campbell
Andrew P. Campbell
Caroline S. Gidierer
20 20th Street North. Suite 2000
Birmingham, AL 35203
205/251-5900

Attorneys for Plaintiffs